Exhibit 99.2

Royal Bank of Canada reports results for the second quarter of 2008

The financial information in this document is in Canadian dollars and is based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

Second quarter 2008 compared to second quarter 2007

•	Net income of $928 million, down 27% from $1,279 million
•	Diluted earnings per share (EPS) of $.70, down $.28 from $.98
•	Revenue of $4,954 million, down 13% from $5,669 million
•	Return on common equity (ROE) of 15.6%, down 790 basis points from 23.5%
•	Tier 1 capital ratio of 9.5%
•	Writedown impact – revenue: $854 million

– net income: $436 million, EPS: $.33

First six months of 2008 compared to first six months of 2007

•	Net income of $2,173 million, down 22% from $2,773 million
•	Diluted EPS of $1.64, down $.48 from $2.12
•	Revenue of $10,601 million, down 7% from $11,367 million
•	ROE of 18.5%, down 700 basis points from 25.5%
•	Writedown impact – revenue: $1,284 million

– net income: $623 million, EPS: $.48

TORONTO, May 29, 2008 – Royal Bank of Canada (RY on TSX & NYSE) today reported net income of $928 million for the second quarter ended April 30, 2008, down $351 million from a year ago. Our Q2 2008 earnings were impacted primarily by previously announced writedowns in Capital Markets and Corporate Support. We believe a significant portion of the writedowns reflects liquidity pressures on assets that we continue to hold, rather than underlying credit quality. Higher provisions for credit losses, primarily in U.S. banking, also impacted earnings.

“We are not happy about these writedowns and continue to be impacted by higher provisions for credit losses in our U.S. banking business. However, we are confident in the fundamental strength of our operations and are building our businesses in Canada, the U.S. and internationally for long-term growth. In particular, our Canadian banking operations continue to demonstrate solid growth,” said Gordon M. Nixon, President and CEO.

Table of contents

1	Second quarter highlights
2	Management’s discussion and analysis
2	Caution regarding forward-looking statements
2	About Royal Bank of Canada
3	Selected financial highlights
4	Economic and market review and 2008 Outlook
4	Financial performance
12	Quarterly results and trend analysis
13	Accounting matters and controls
13	Business segment results
14	Key performance and non-GAAP measures
16	Canadian Banking
18	Wealth Management
19	U.S. & International Banking
20	Capital Markets
21	Corporate Support
22	Results by geographic segment
23	Financial condition
23	Selected balance sheet information
24	Risk management
34	Capital management
38	Off-balance sheet arrangements
38	Related party transactions
39	Interim Consolidated Financial Statements
43	Notes to the Interim Consolidated Financial Statements
71	Shareholder information

2        Royal Bank of Canada        Second Quarter 2008

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three- and six-month periods ended April 30, 2008, compared to the corresponding periods in the prior fiscal year and the three-month period ended January 31, 2008. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements and related notes and our 2007 Annual Report to Shareholders (2007 Annual Report). This MD&A is dated May 29, 2008. All amounts are in Canadian dollars, unless otherwise specified, and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Additional information about us, including our 2007 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this document, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our medium-term and 2008 objectives, our strategic goals and priorities, and the economic and business outlook for us, for each of our business segments and for the Canadian, United States and international economies. Forward-looking statements are typically identified by words such as “believe,” “expect,” “forecast,” “anticipate,” “intend,” “estimate,” “goal,” “plan” and “project” and similar expressions of future or conditional verbs such as “will,” “may,” “should,” “could,” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, strategic goals and priorities will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include credit, market, operational, liquidity and funding risks, and other risks discussed in the Risk management section and in our 2007 Annual Report; general business and economic conditions in Canada, the United States and other countries in which we conduct business, including the impact from the continuing volatility in the U.S. subprime and related markets and lack of liquidity in financial markets; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar, British pound and Euro; the effects of changes in government monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; changes in accounting standards, policies and estimates, including changes in our estimates of provisions and allowances; our ability to attract and retain key employees and executives; changes to our credit ratings; and development and integration of our distribution networks.

We caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found under the Risk management section and in our 2007 Annual Report under the Risk management and Additional risks that may affect future results sections.

Information contained in or otherwise accessible through the websites mentioned does not form part of this document. All references in this document to websites are inactive textual references and are for your information only.

About Royal Bank of Canada

Royal Bank of Canada (RY on TSX & NYSE) and its subsidiaries operate under the master brand name of RBC. We are Canada’s largest bank as measured by assets and market capitalization and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and invest-

ment banking, and transaction processing services on a global basis. We employ more than 70,000 full- and part-time employees who serve more than 15 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 36 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        Second Quarter 2008        3

Selected financial highlights

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except per share, number of and percentage amounts)	2008	2008	2007	2008	2007
Total revenue	$4,954	$5,647	$5,669	$10,601	$11,367
Non-interest expense	2,970	3,120	3,148	6,090	6,215
Provision for credit losses (PCL)	349	293	188	642	350
Insurance policyholder benefits, claims and acquisition expense	548	616	677	1,164	1,193
Net income before income taxes and non-controlling interest in subsidiaries	1,087	1,618	1,656	2,705	3,609
Net income	$928	$1,245	$1,279	$2,173	$2,773
Segments – net income (loss)
Canadian Banking	$708	$762	$618	$1,470	$1,389
Wealth Management	182	181	194	363	405
U.S. & International Banking	38	31	67	69	134
Capital Markets	13	304	350	317	746
Corporate Support	(13)	(33)	50	(46)	99
Net income	$928	$1,245	$1,279	$2,173	$2,773
Selected information
Earnings per share (EPS) – basic	$.70	$.96	$.99	$1.66	$2.15
Earnings per share (EPS) – diluted	$.70	$.95	$.98	$1.64	$2.12
Return on common equity (ROE) (1)	15.6%	21.4%	23.5%	18.5%	25.5%
Return on risk capital (RORC) (2)	26.0%	35.6%	35.2%	30.8%	38.4%
Net interest margin (NIM) (3)	1.39%	1.38%	1.34%	1.39%	1.33%
Specific PCL to average net loans and acceptances	.54%	.44%	.35%	.49%	.31%
Gross impaired loans (GIL) as a % of loans and acceptances	.73%	.58%	.37%	.73%	.37%
Capital ratios and multiples (4)
Tier 1 capital	9.5%	9.8%	9.3%	9.5%	9.3%
Total capital	11.5%	11.2%	11.7%	11.5%	11.7%
Assets-to-capital multiple	20.1X	22.0X	20.1X	20.1X	20.1X
Selected balance sheet and other information
Total assets	$627,471	$632,761	$589,076	$627,471	$589,076
Securities	175,352	184,348	198,509	175,352	198,509
Retail loans	181,802	174,779	158,616	181,802	158,616
Wholesale loans	77,822	72,430	67,033	77,822	67,033
Deposits	399,425	394,416	372,728	399,425	372,728
Average common equity (1)	23,550	22,750	21,950	23,150	21,650
Average risk capital (2)	14,150	13,650	14,650	13,900	14,350
Risk-adjusted assets (4)	249,242	241,206	243,202	249,242	243,202
Assets under management (AUM)	173,100	165,000	159,000	173,100	159,000
Assets under administration (AUA) – RBC (5)	612,800	607,200	624,300	612,800	624,300
– RBC Dexia IS (6)	2,697,000	2,922,000	2,764,900	2,697,000	2,764,900
Common share information
Shares outstanding (000s) – average basic	1,287,245	1,273,862	1,272,212	1,280,616	1,273,419
– average diluted	1,298,069	1,286,595	1,288,415	1,292,291	1,290,808
– end of period	1,294,084	1,276,635	1,275,327	1,294,084	1,275,327
Dividends declared per share	$.50	$.50	$.46	$1.00	$.86
Dividend yield	4.2%	4.0%	3.3%	4.1%	3.1%
Common share price (RY on TSX) – close, end of period	$48.02	$50.65	$57.82	$48.02	$57.82
Market capitalization (TSX)	62,142	64,662	73,739	62,142	73,739
Business information (number of)
Employees (full-time equivalent) (7)	66,748	64,905	63,329	66,748	63,329
Bank branches	1,648	1,544	1,515	1,648	1,515
Automated teller machines	4,634	4,547	4,333	4,634	4,333
Period average US$ equivalent of C$1.00 (8)	$.994	$1.002	$.874	$.998	$.867
Period-end US$ equivalent of C$1.00	.993	.996	.901	.993	.901
(1)	Average common equity and ROE are calculated using month-end balances for the period.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. For further discussion on Average risk capital and RORC, refer to the Key performance and non-GAAP measures section.
(3)	NIM is calculated as Net interest income divided by Average assets. Average assets are calculated using methods intended to approximate the average of the daily balances for the period.
(4)	Commencing the first quarter of 2008, capital ratios and risk-adjusted assets are calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI) under the new Basel II framework. Comparative capital ratios and risk-adjusted assets are calculated using guidelines issued by the OSFI under the Basel I framework. Effective the second quarter of 2008, the OSFI amended the treatment of the general allowance in the calculation of the Basel II Assets-to-capital multiple. Comparative multiples have not been revised. For further discussion about Basel II, refer to the Capital management section.
(5)	AUA – RBC has been revised effective the first quarter of 2008 to include mutual funds sold through our Canadian branch network. Comparative amounts have been revised to reflect this change.
(6)	AUA – RBC Dexia IS represents the total AUA of the joint venture as at March 31, 2008, of which we have a 50% ownership interest.
(7)	Effective the first quarter of 2008, we have excluded statutory holiday pay for part-time employees from our full-time equivalent (FTE) calculation consistent with our management reporting framework. All comparative amounts reflect the change to the FTE calculation.
(8)	Average amounts are calculated using month-end spot rates for the period.

4        Royal Bank of Canada        Second Quarter 2008

Economic and market review and 2008 Outlook

Canada

Economic growth in Canada moderated during the calendar quarter, as the slowing U.S. economy and a strong Canadian dollar continued to weigh on export growth. Consumer lending growth remained strong in the first calendar quarter as did business lending despite the modest tightening in credit conditions. Credit concerns started to ease in April with spreads narrowing from recent highs and equity markets showing greater strength. While the Canadian dollar appreciated significantly against major foreign currencies over 2007, it weakened slightly during the quarter. The Bank of Canada cut the overnight rate by 50 basis points (bps) on March 4, 2008, and again on April 22, 2008, bringing the rate to 3%.

Canada’s economy is expected to continue to outperform the U.S. economy in the second half of 2008 as the domestic economy continues to grow. The strength in the Canadian economy is expected to outweigh the restraint from the trade sector. Although consumer spending is expected to slow moderately in the second half of 2008, a tight labour market and rising wages should continue to support growth. We expect the Bank of Canada will ease the overnight rate to 2.75% this summer to promote economic growth to offset the downside risks to Canada’s economy from further weakness in U.S. economic growth. The Canadian dollar is forecast to weaken slightly against the U.S. dollar in the latter half of 2008 as investors begin to anticipate that the U.S. economy is on firmer footing and the end of the U.S. Federal Reserve’s rate cutting program nears. The Canadian economy is now expected to grow at 1.6% in 2008, down from our projected 1.7% at February 29, 2008, and 2.2% at November 29, 2007, and slower than the 2.7% actual growth in 2007, which reflects an anticipated further deterioration in net exports as a result of a weaker U.S. economy.

United States

Growth in the U.S. economy continued to slow in the first calendar quarter, mainly driven by declining residential investment and weakened consumer and business spending against a backdrop of tighter credit conditions and volatile financial markets. Credit quality remained weak, with spreads continuing to widen although they started to narrow in April and early May. To promote economic growth, the U.S. Federal Reserve aggressively lowered the federal funds rate by 75 bps on March 18, 2008, with an additional 25 bps cut announced on April 30, 2008 to its current level of 2%. Since September 2007, the U.S. Federal Reserve has eased the federal funds rate by 325 bps. The U.S. economy remained weak in the first calendar quarter with the growth rate matching the .6% gain recorded in the fourth calendar quarter of 2007. This marked the weakest six-month period for economic growth since 2001.

We anticipate that the U.S. economy will grow at 2.1% in the second half of 2008 supported by the expansionary monetary policy and a fiscal stimulus package which includes tax rebates for U.S. households. We expect the U.S. Federal Reserve will lower interest rates later this year as insurance against a prolonged and deep downturn in the U.S. economy. The U.S. economy is now expected to grow at 1.2% in 2008, down from our projected 1.4% at February 29, 2008, and 2.2% at November 29, 2007, and slower than the 2.2% actual growth in 2007.

Other global economies

Growth in certain global economies moderated during the calendar quarter, due in part to weaker U.S. demand but also due to the tightening in credit conditions amid the ongoing uncertainty in global financial markets. However, both Japan and the Eurozone countries experienced strong growth from January to March. Emerging economies, led by China, continued to record solid growth. Most major equity markets remained volatile amid the continued tightening of credit conditions and weaker growth prospects, as writedowns and losses from U.S. subprime mortgages and related products persisted.

Global economic growth this year is expected to slow, taking into account the dampening effects of persistent financial market volatility and weakening U.S. demand. Nonetheless, growth in emerging economies is expected to moderate only slightly due to robust local demand supported by strong local economic conditions. Global capital market conditions, which have started to stabilize, are expected to gradually return to more normalized levels of activity over the year.

Financial performance

We reported net income of $928 million for the second quarter ended April 30, 2008, down $351 million, or 27%, from a year ago. Diluted EPS were $.70, down 29% over the same period. ROE was 15.6%, compared to 23.5% a year ago. Our results were adversely impacted by writedowns of $854 million in Capital Markets and Corporate Support as described further in the Impact of market disruption section below. These writedowns were partly offset by a related $176 million compensation adjustment and a $242 million reduction to income taxes, resulting in a net income impact of $436 million. Higher provision for credit losses and increased costs in support of our growth initiatives, although partly offset by effective cost management, also contributed to the decrease. These factors were partly offset by revenue growth in certain capital markets businesses that benefited from declining interest rates and increased market volatility, and solid growth in client balances in our banking-related businesses, which was muted by spread compression. Earnings were also impacted by lower debt and equity origination activities.

Compared to the first six months of 2007, net income decreased $600 million, or 22%, and six-month diluted EPS were down

$.48, or 23%. Six-month ROE was 18.5%, compared to 25.5%. These results primarily reflected writedowns of $1,284 million resulting from continued market disruption and were partly offset by a related $308 million compensation adjustment and a $353 million reduction to income taxes, resulting in a net income impact of $623 million. Higher provision for credit losses also contributed to the decrease. These factors were partly offset by growth in certain capital markets businesses that benefited from declining interest rates and increased market volatility, and solid growth in client balances in our banking-related businesses, which was muted by spread compression. Earnings were also impacted by lower debt and equity origination activities.

Compared to the first quarter of 2008, net income decreased $317 million, or 25%, and diluted EPS were down $.25, or 26%. ROE was 15.6%, compared to 21.4%. These results largely reflected higher writedowns and lower trading revenue resulting from continued market disruption, as well as higher provision for credit losses.

Royal Bank of Canada        Second Quarter 2008        5

Impact of market disruption

Deterioration in the credit markets continued through the second quarter of 2008, resulting in a writedown of $854 million ($436 million after-tax and related compensation adjustments). Of this, $714 million ($323 million after-tax and related compensation adjustments) related to our Capital Markets segment and $140 million ($113 million after-tax) related to Corporate Support, which includes our corporate treasury activities.

The writedowns related to declines in fair value of U.S. subprime and Alt-A assets and non-subprime U.S. asset-backed securities (ABS), as well as losses on bank-owned life insurance (BOLI) contracts in our U.S. Insurance and Pension solutions business. The writedowns were partially offset by gains of

$49 million ($26 million after-tax and related compensation adjustments) on the increase in fair value of our liabilities designated as held-for-trading (HFT) as a result of our credit spreads widening over the second quarter.

Upon acquiring securities, we classify them either as HFT or available-for-sale (AFS). For HFT securities, we reflect unrealized changes in fair value in Non-interest income. For AFS securities, we reflect unrealized changes in fair value in Accumulated other comprehensive income (a component of shareholders’ equity), or in Non-interest income if we consider them to be other-than-temporarily impaired in value. Once securities are classified as HFT or AFS, the classification cannot be changed.

Summary of writedowns

	For the three months ended		For the six months ended
	April 30	January 31	April 30
(C$ millions)	2008	2008	2008
Capital Markets
U.S. subprime
Hedged with MBIA	$ 204	$ 79	$283
Other exposures	87	209	296
U.S. auction rate securities (ARS)	184	28	212
U.S. Municipal guaranteed investment contracts (GIC)	142	92	234
U.S. commercial mortgage-backed securities (CMBS)	21	22	43
U.S. Insurance and Pension solutions	76	–	76
Total pre-tax	$ 714	$ 430	$1,144
Corporate Support
U.S. subprime and Alt-A	140	–	140
Total pre-tax and related compensation adjustments	$ 854	$ 430	$1,284
Compensation adjustments	176	132	308
Income taxes	242	111	353
Total after-tax and compensation adjustments	$ 436	$ 187	$623

Capital Markets

U.S. subprime-hedged with MBIA

	As at April 30, 2008					Writedowns
	Underlying exposure		Credit protection through CDS		Fair value of MBIA protection (2)	For the three months ended April 30 2008	For the six months ended April 30 2008
(C$ millions)	Principal/ notional	Fair value	Cash collateralized	MBIA insured (1)
Subprime residential mortgage-backed securities (RMBS)	$1,107	$607
Subprime collateralized debt obligations (CDOs) of asset-backed securities (ABS)	1,062	39
Non-subprime (CDOs of corporate names)	2,721	2,350
Total	$4,890	$2,996	$574	$4,377	$1,016	$204	$283

(1)	The counterparty is a subsidiary of MBIA Inc., a monoline insurance provider with a financial strength rating of Aaa (Negative Outlook) by Moody’s Investors Services and AAA (Watch Negative) by Standard & Poor’s.
(2)	The fair value is included in Other – Derivatives.

Capital Markets writedowns of $204 million in the quarter resulted from declines in fair value of credit default swaps (CDS) with monoline insurer MBIA Inc. that represent credit protection purchased to hedge our credit risk exposure to Super Senior (AAA) tranches of structured credit transactions.

U.S. subprime – other exposures

	As at April 30, 2008		Writedowns
(C$ millions)	Principal/ notional	Fair value (1), (2)	For the three months ended April 30 2008	For the six months ended April 30 2008
CDOs of ABS	$735	$170	$ 114	$ 339
Other subprime RMBS	(37)	62	(27)	(43)
Total	$698	$232	$ 87	$ 296
(1)	The fair value is included in Securities – Trading and Other – Derivatives.
(2)	Other subprime RMBS fair value relates to the net on balance sheet amount of trading-related securities.

6        Royal Bank of Canada        Second Quarter 2008

Capital Markets writedowns of $87 million in the quarter related to declines in fair value of subprime CDOs of ABS and RMBS. These holdings include $453 million notional value of predominantly AAA-rated tranches of RBC-sponsored CDOs hedged by monoline insurer ACA Capital Holdings Inc. (ACA). As the fair value of the monoline insurance contract with ACA was written down to a nominal amount in the first quarter of 2008, the underlying exposures of CDOs of ABS hedged by ACA are shown as exposures to CDOs of ABS in the table above.

U.S. ARS

	As at April 30, 2008		Writedowns
(C$ millions)	Principal	Fair value (1)	For the three months ended April 30 2008	For the six months ended April 30 2008
Student loan ARS	$3,697	$ 3,480	$ 184	$ 212
Closed-end funds and municipal ARS	147	147	–	–
Total	$ 3,844	$ 3,627	$ 184	$ 212

(1)	The fair value is included in Securities – Trading.

U.S. ARS are issued through variable interest entity (VIE) trusts in the U.S. financial markets. The VIEs hold long-term assets and fund them with long-term debt that trades at short-term debt prices, with an interest rate reset every week to 35 days. These securities are issued by municipalities, student loan authorities and other sponsors through bank-managed auctions. The total size of the ARS market is estimated at US$360 billion. We participate as remarketing agent in the ARS market in a total program size of US$21.3 billion, of which US$20.2 billion is backed by student loan collateral and is largely government insured.

Capital Markets writedowns of $184 million in the quarter resulted from declines in fair value of our trading positions of ARS, based on market prices and a models-based approach to valuations. We acquired the $3,627 million of ARS in our trading portfolio primarily during our first quarter and, to a lesser extent, early in our second quarter in support of providing liquidity to the market. During the second quarter, we sold or were committed to sell $1.3 billion of the ARS in our trading inventory into off-balance sheet special purpose entities to which we may provide liquidity facilities. These transactions are reflected at fair value. For further details on VIEs, refer to Note 9 to our unaudited Interim Consolidated Financial Statements.

U.S. Municipal GICs

	As at April 30, 2008		Writedowns
(C$ millions)	Principal	Fair value (1)	For the three months ended April 30 2008	For the six months ended April 30 2008
Agency MBS (2)	$ 2,195	$ 2,089	$ 33	$ 106
Agency discount notes and bonds	677	679	16	(2)
Non-agency MBS (AAA or Alt-A)	284	222	70	62
Federal, municipal and corporate bonds	357	332	14	25
	$ 3,513	$ 3,322	$ 133	$ 191
GIC liability and hedge gains and losses			9	43
Total			$ 142	$ 234
(1)	The fair value is included in Securities – Trading.
(2)	Includes Federal Home Loan Mortgage Coorporation (Freddie Mae) and Federal National Mortgage Association (Fannie Mae).

In our U.S. Municipal GIC business, we issue GICs for cash received from municipalities, generally in situations where a municipality has issued debt and does not have immediate needs for the proceeds. The GIC liabilities are of various durations averaging approximately 18 months and the payments are swapped to floating rate. We then invest the cash received from the municipalities primarily in mortgage-backed securities (MBS), both agency and non-agency (refer to table above).

Capital Markets writedowns of $142 million in the quarter resulted from declines in fair value of our trading positions based on market prices. As at April 30, 2008, the fair value of the investment portfolio supporting our U.S. Municipal GIC business was $3,322 million, down from $4,379 million at January 31, 2008 due to net maturities, sales and a decline in value of certain positions.

U.S. CMBS

	As at April 30, 2008		Writedowns
(C$ millions)	Principal	Fair value (1)	For the three months ended April 30 2008	For the six months ended April 30 2008
Corporate loans and CMBS	$ 769	$ 734	$ 21	$ 43

(1)	The fair value is included in Loans – Wholesale.

In our U.S. CMBS business, we originate commercial mortgages in the U.S. market and warehouse them until such time as there is an opportunity to securitize them for a fee through issuance of CMBS. Loans we warehouse are classified as HFT.

Capital Markets recognized a loss of $21 million in the quarter due both to credit deterioration and reduced liquidity in the CMBS issuance market. As at April 30, 2008, the fair value of our inventory was $734 million.

Royal Bank of Canada        Second Quarter 2008        7

U.S. Insurance and Pension solutions

	As at April 30, 2008		Writedowns
(C$ millions)	Notional (1)	Fair value (1)	For the three months ended April 30 2008	For the six months ended April 30 2008
Bank-owned life insurance stable value contracts	$ 7,660	$ 6,519	$ 76	$ 76

(1)	Notional value represents the total amount of investment value protected under stable value contracts and is reported under stable value products in Note 14 of our unaudited Interim Consolidated Financial Statements. Fair value represents the current estimate of fair value of the investments referenced under the stable value contracts.

Our U.S. Insurance and Pension solutions business provides stable value contracts on BOLI policies purchased by banks on a group of eligible employees. The BOLI purchaser pays premiums to the insurance company, and the premiums are then invested in a portfolio of eligible assets. While the insurance is in place, the purchaser receives tax-exempt earnings linked to the performance of the underlying assets and also receives death benefits as they arise.

The stable value contracts provided by our U.S. Insurance and Pension solutions business reduce the volatility of the tax-exempt earnings stream received by purchasers of BOLI on the assets in their policy. If a purchaser were to surrender its BOLI policy prior to maturity, the terms of the stable value contract generally require us to make up the difference between the notional and fair value of the assets inside the policy. The purchaser would receive a payment for this difference in value, but also would be taxed on the surrender value, forfeit the tax-exempt income stream, and may be exposed to unhedged long-term tax deferred liabilities.

As at April 30, 2008, the difference between the notional value and fair value of our BOLI contracts was $1,141 million. This represents the loss that would be recognized if all insurance contracts were surrendered on that date. Capital Markets recognized writedowns of $76 million in the quarter, $6 million of which represented realized losses on a surrendered policy.

Corporate Support

U.S. Subprime and Alt-A

	As at April 30, 2008		Writedowns
(C$ millions)	Notional	Fair value	For the three months ended April 30 2008	For the six months ended April 30 2008
Held-for-trading
Alt-A and other RMBS	$ 540	$ 463	$ 73	$ 73
Available-for-sale
Alt-A RMBS	1,292	1,041	9	9
Subprime RMBS	348	202	58	58
Total	$ 2,180	$ 1,706	$ 140	$ 140

In Corporate Support, writedowns of $73 million related to declines in fair value of certain HFT RMBS. We also hold AFS Alt-A and subprime RMBS holdings in both Corporate Support and other business segments. Writedowns of $67 million related to certain AFS holdings in Corporate Support which were determined to be other than temporarily impaired based on estimates of fair value derived from market prices, and reflecting a deterioration in credit quality.

Unrealized gains and losses on AFS securities

As detailed in Note 3 to our unaudited Consolidated Financial Statements, as at April 30, 2008, we had gross unrealized gains and losses on AFS securities of $475 million and $779 million, respectively. This is reflected in the net unrealized loss on AFS securities of $248 million after-tax, which has been deducted from shareholders’ equity. Our AFS portfolios include government debt (Canadian, U.S. and other Organisation of Economic Co-Operation and Development), corporate and other debt, MBS, equities, ABS, and loan substitute securities with an aggregate amortized cost of $35,140 million and fair value of $34,836 million.

Year-to-date performance vs. 2008 objectives

We established our 2008 objectives in November 2007 based on our economic and business outlooks for 2008 at that time. While we acknowledged that early 2008 would be challenging, with continued market volatility and slower economic growth, we did not anticipate these conditions to persist for as long as they have nor the impact to be as broad. In the second quarter of 2008, we experienced weaker economic growth in both Canada and the U.S., which is described in the Economic and market review and 2008 Outlook section. However, year-to-date progress towards our objectives has been affected largely by the writedowns, higher provisions for credit losses in U.S. banking and spread compression. Our capital position remains strong with a Tier 1 capital ratio under Basel II of 9.5%, well above our objective of greater than 8%.

	2008 Objectives	Six-month performance
1. Diluted earnings per share (EPS) growth	7% – 10%	(23)%
2. Defined operating leverage (1)	> 3%	(3.0)%
3. Return on common equity (ROE)	20%+	18.5%
4. Tier 1 capital ratio (2)	8%+	9.5%
5. Dividend payout ratio	40% – 50%	60%

(1)	Our defined operating leverage is a non-GAAP measure and refers to the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). For further information, refer to the Key performance and non-GAAP measures section.
(2)	Calculated using guidelines issued by the OSFI under the new Basel II framework, which changes the methodology for the determination of risk-adjusted assets and regulatory capital.

8        Royal Bank of Canada        Second Quarter 2008

For 2008, we expect our Tier 1 capital ratio will remain well above our 8%+ objective. Market conditions have significantly impacted our ability to meet our other performance objectives. The financial markets continue to reflect liquidity and pricing pressures. We hold our trading assets at fair value, with the value determined using market prices or valuation models that depend on assumptions regarding market conditions. As a result, the fair values of our trading assets and their impact on our financial results will depend on future market developments. Though we face near-term challenges, we remain focused on delivering long-term growth to our shareholders.

Key events of 2008

Ferris, Baker Watts, Incorporated (FBW): On February 14, 2008, Wealth Management announced its intention to acquire FBW, a full service broker-dealer with approximately 330 financial consultants and US$18.5 billion in assets under administration. This acquisition will significantly expand our presence in the eastern, midwestern and mid-Atlantic regions of the U.S. The transaction is subject to normal closing conditions including regulatory and shareholder approvals and is expected to close in the third quarter of 2008.

Alabama National BanCorporation (ANB): On February 22, 2008, U.S. & International Banking completed the acquisition of ANB, which added 103 branches and strengthened our retail distribution by growing our footprint to over 430 locations throughout the U.S. Southeast.

Subsequent to the quarter-end

Phillips, Hager & North Investment Management Ltd. (PH&N): On May 1, 2008, Wealth Management completed the acquisition of PH&N, creating the largest private sector asset manager in Canada as measured by assets under management.

New Insurance segment: Effective May 1, 2008, as announced on April 11, 2008, we created our Insurance business segment, formerly a business under Canadian Banking, and renamed our U.S. & International Banking segment, International Banking. Insurance comprises our global insurance business, which provides a wide range of creditor, life, health, travel, home and auto insurance products and services to individual and business clients in Canada and outside of Canada, as well as reinsurance. We will report results based on our new business segments starting the third quarter of 2008.

Visa Inc. initial public offering (Visa IPO)

We incurred a net loss of $20 million ($17 million after-tax) in respect of our shares of Visa Inc., including those that were subject to mandatory redemption in connection with the Visa

IPO in the current quarter. The net loss includes a $35 million loss recognized by Canadian Banking on their shares that were subject to mandatory redemption, representing the difference between the price at which we recorded the shares when they were received on October 3, 2007, upon the reorganization of Visa Canada and the Visa IPO price. U.S. & International Banking recognized a gain of $15 million on its shares at the time of the Visa IPO. We currently hold approximately 2.9 million shares of two different classes of Visa Inc. shares, which have been and will continue to be recorded at their initial cost until the sale and transfer restrictions associated with them expire three years from the date of the Visa IPO. We have recorded them as AFS at an average cost of approximately US$52.

Impact of U.S. vs. Canadian dollar

Our U.S. dollar-denominated consolidated results are impacted by fluctuations in the U.S. dollar/Canadian dollar exchange rate.

The Canadian dollar exchange rate appreciated 14% on average compared to the second quarter of 2007. Our U.S. dollar-denominated businesses experienced a net loss primarily due to the writedowns from the continued market disruption and higher provisions for credit losses. With the Canadian dollar appreciation, the translation of the net loss of our U.S. dollar-denominated earnings resulted in an increase of $40 million in consolidated earnings and an increase of $.03 on our current quarter’s diluted EPS.

The Canadian dollar exchange rate appreciated 15% on average compared to the first six months of 2007, resulting in a $5 million decrease in the translation of our U.S. dollar-denominated net income.

	For the three months ended	For the six months ended
(C$ millions, except per share amounts)	Q2 2008 vs. Q2 2007	Q2 2008 vs. Q2 2007
Canadian/U.S. dollar exchange rate (average)
April 30, 2008	.994	.998
April 30, 2007	.874	.867
Percentage change in average US$ equivalent of C$1.00 (1)	14%	15%
Reduced total revenue	$65	$285
Reduced non-interest expense	125	255
Increased (reduced) net income	40	(5)
Increased basic EPS	$.03	$–
Increased diluted EPS	$.03	$–

(1)	Average amounts are calculated using month-end spot rates for the period.

Certain of our business segment results are also impacted by fluctuations in the U.S. dollar, Euro and British pound exchange rates. For further details, refer to the Business segment results section.

Royal Bank of Canada        Second Quarter 2008        9

Total revenue

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2008	2008	2007	2008	2007
Interest income	$6,405	$6,824	$6,594	$13,229	$13,021
Interest expense	4,166	4,650	4,705	8,816	9,282
Net interest income	$2,239	$2,174	$1,889	$4,413	$3,739
Investments (1)	$1,121	$1,141	$1,093	$2,262	$2,140
Insurance (2)	800	841	855	1,641	1,675
Trading	(273)	366	575	93	1,378
Banking (3)	690	757	684	1,447	1,333
Underwriting and other advisory	163	216	319	379	607
Other (4)	214	152	254	366	495
Non-interest income	$2,715	$3,473	$3,780	$6,188	$7,628
Total revenue	$4,954	$5,647	$5,669	$10,601	$11,367
Additional information
Total trading revenue (5)
Net interest income – related to trading activities	$272	$95	$(31)	$367	$(182)
Non-interest income – trading revenue	(273)	366	575	93	1,378
Total	$(1)	$461	$544	$460	$1,196
Total trading revenue by product
Interest rate and credit	$(328)	$132	$221	$(196)	$596
Equities	221	177	232	398	433
Foreign exchange and commodities	106	152	91	258	167
Total	$(1)	$461	$544	$460	$1,196

(1)	Includes securities brokerage commissions, investment management and custodial fees, and mutual fund revenue.
(2)	Includes premiums, investment and fee income.
(3)	Includes service charges, foreign exchange revenue other than trading, card service revenue and credit fees.
(4)	Includes other non-interest income, net (loss) gain on sale of AFS securities and securitization revenue.
(5)	Total trading revenue comprises trading-related revenue recorded in Net interest income and Non-interest income. Total trading revenue includes revenue from cash and related derivatives.

Q2 2008 vs. Q2 2007

Total revenue decreased $715 million, or 13%, from a year ago, primarily due to writedowns resulting from continued market disruption. Lower debt and equity origination activities and the negative impact of the strong appreciation of the Canadian dollar on the translation of our U.S. dollar-denominated revenue also contributed to the decrease. These factors were partly offset by higher trading revenue in certain capital markets businesses as well as growth in client balances in our banking and wealth management businesses, which was driven by the successful execution of our growth initiatives and continued expansion activities, including acquisitions.

Net interest income increased $350 million, or 19%, largely due to lower funding costs on certain trading positions and strong loan and deposit growth partially offset by spread compression.

Investments-related revenue increased $28 million, or 3%, mainly due to growth in custodian and securities lending activities, growth in fee-based client assets reflecting higher net sales and more experienced advisors, as well as higher mutual fund distribution fees. These factors were partially offset by the lower transaction volumes in our full service brokerage businesses, reflecting uncertain market conditions.

Insurance-related revenue decreased $55 million, or 6%, from the prior year. The decrease primarily reflected the mark-to-market impact on investments backing our life and health policyholder liabilities, largely offset in policyholder benefits and claims. The decrease was partially offset by growth in our reinsurance and Canadian insurance businesses.

Trading revenue decreased $848 million from a year ago. Total trading loss of $1 million compared to trading revenue of $544 million a year ago. This decrease was largely due to writedowns resulting from continued market disruption. The decrease was partly offset by higher trading revenue in certain fixed income, foreign exchange and equity derivatives trading businesses driven by declining interest rates and increased market volatility, and a gain on the change in fair value of certain liabilities designated as HFT as a result of the widening of our own credit spreads. For a detailed discussion regarding our second quarter and year-to-date writedowns, refer to the Impact of market disruption in the Financial performance section.

Banking revenue was up $6 million, or 1%, from a year ago. Higher foreign exchange revenue mainly due to increased transaction volumes was mostly offset by a decrease in service fees and lower loan syndication activity.

Underwriting and other advisory revenue decreased $156 million, or 49%, from a year ago, mainly due to lower debt and equity origination and mergers and acquisitions (M&A) activities.

Other revenue was down $40 million, or 16%. The decrease was primarily due to writedowns on certain of our AFS portfolio held in Corporate Support, reversal of unrealized gains previously recognized on credit derivative contracts recorded at fair value used to economically hedge our corporate lending portfolio and the net loss related to the Visa IPO. These factors were mainly offset by gains resulting from the change in fair value of certain derivatives related to economic hedges, gains on the changes in fair value of our term funding liabilities and subordinated debentures designated as HFT as a result of the widening of our credit spreads, and gains related to securitization activity.

Q2 2008 vs. Q2 2007 (Six months ended)

Total revenue decreased $766 million, or 7%, from a year ago, primarily due to writedowns resulting from continued market disruption. Lower debt and equity origination activities and the negative impact of the strong appreciation of the Canadian dollar on the translation of our U.S. dollar-denominated revenue also contributed to the decrease. These factors were partly offset by higher trading revenue in certain capital markets businesses

10        Royal Bank of Canada        Second Quarter 2008

that benefited from declining interest rates and increased market volatility, and growth in client balances in our banking and wealth management businesses.

Net interest income increased $674 million, or 18%, largely due to lower funding costs on certain trading positions and strong loan and deposit growth partially offset by spread compression.

Investments-related revenue increased $122 million, or 6%, mainly due to growth in custodian and securities lending activities and growth in fee-based client assets reflecting increased net sales and more experienced advisors. These factors were partially offset by lower transaction volumes in our full service brokerage businesses.

Insurance-related revenue decreased $34 million, or 2%, from the prior year. The decrease primarily reflected the mark-to-market impact on investments backing our life and health policyholder liabilities, largely offset in policyholder benefits and claims and lower U.S. annuity sales. This was partially offset by growth in our reinsurance and Canadian insurance businesses.

Trading revenue decreased $1,285 million from a year ago. Total trading revenue was $460 million, down $736 million, or 62%, from a year ago, largely due to writedowns resulting from continued market disruption. The decrease was partly offset by higher trading revenue in certain fixed income, foreign exchange and equity derivatives trading businesses that benefited from declining interest rates and increased market volatility, and a gain on the change in fair value of our liabilities designated as HFT.

Banking revenue was up $114 million, or 9%, primarily reflecting higher foreign exchange revenue mainly due to increased transaction volumes and higher loan syndication activity.

Underwriting and other advisory revenue decreased $228 million, or 38%, from a year ago, mainly due to lower debt and equity origination activities.

Other revenue was down $129 million, or 26%. The decrease was primarily due to writedowns on our AFS portfolio held in Corporate Support, lower distributions on private equity investments and a foreign currency translation adjustment related to our U.S. dollar-denominated deposits used to fund certain U.S. dollar-denominated AFS securities. A favourable currency translation adjustment in the prior year relating to the reallocation of certain foreign investment capital, the net loss related to the Visa IPO and a decline in the gain resulting from the change in fair value of certain securities held to economically hedge the stock-based compensation plan in our U.S. brokerage business (which is partially offset by lower stock-based compensation in non-interest expense) also contributed to the decrease.

The decrease in Other revenue was partially offset by gains resulting from the change in fair value of certain derivatives related to economic hedges, gains on the change in fair value of our term funding liabilities and subordinated debentures designated as HFT, and gains on the change in fair value of credit derivative contracts used to economically hedge our corporate lending portfolio.

Q2 2008 vs. Q1 2008

Total revenue decreased $693 million, or 12%, from last quarter, primarily due to higher writedowns resulting from continued market disruption, lower trading revenue, reversal of unrealized gains previously recognized on credit derivative contracts recorded at fair value used to economically hedge our corporate lending portfolio, the negative impact of seasonal factors including fewer days in our banking-related businesses, and lower debt and equity origination activities. These factors were partly offset by higher gains related to securitization activity and higher gains resulting from the change in fair value of certain derivatives related to economic hedges.

Non-interest expense

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2008	2008	2007	2008	2007
Salaries	$924	$891	$880	$1,815	$1,744
Variable compensation	535	766	804	1,301	1,595
Benefits and retention compensation	297	294	295	591	589
Stock-based compensation	44	41	43	85	101
Human resources	$1,800	$1,992	$2,022	$3,792	$4,029
Other expenses	1,170	1,128	1,126	2,298	2,186
Non-interest expense	$2,970	$3,120	$3,148	$6,090	$6,215

Q2 2008 vs. Q2 2007

Non-interest expense was down $178 million, or 6%, from a year ago, primarily reflecting lower variable compensation due to weaker results, the favourable impact of a stronger Canadian dollar on the translation of U.S. dollar-denominated expenses and effective cost management. These factors were partially offset by increased sales and service personnel in our banking branch network and in RBC Dexia IS, and higher costs in support of business growth including the impact of our U.S. acquisitions, Canadian de novo branch expansion and the opening of international offices.

Q2 2008 vs. Q2 2007 (Six months ended)

Non-interest expense was down $125 million, or 2%, from a year ago, mostly reflecting lower variable compensation due to weaker results and the favourable impact of a stronger Canadian dollar on the translation of U.S. dollar-denominated expenses. These factors were partially offset by higher costs in support of business growth including additional branches resulting from the impact of our U.S. acquisitions, Canadian de novo branch expansion, the opening of international offices, and increased sales and service personnel in our banking branch network and in RBC Dexia IS.

Q2 2008 vs. Q1 2008

Non-interest expense was down $150 million, or 5%, from last quarter, reflecting lower variable compensation due to weaker results. This was partially offset by higher staffing, occupancy and integration-related costs from the ANB acquisition.

Royal Bank of Canada        Second Quarter 2008        11

Provision for credit losses

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2008	2008	2007	2008	2007
Residential mortgages	$3	$ 3	$1	$6	$3
Personal	110	110	96	220	187
Credit cards	66	65	59	131	108
Small business (1)	12	9	7	21	15
Retail	191	187	163	378	313
Business (2)	159	94	32	253	44
Sovereign (3)	–	–	–	–	–
Bank (4)	–	–	–	–	–
Wholesale	159	94	32	253	44
Specific provision	$350	$ 281	$195	$631	$357
General provision	(1)	12	(7)	11	(7)
Provision for credit losses (PCL)	$349	$ 293	$188	$642	$350
Specific PCL as a % of average net loans and acceptances	.54%	.44%	.35%	.49%	.31%

(1)	Includes small business exposure managed on a pooled basis.
(2)	Includes small business exposure managed on an individual client basis, including our U.S. residential builder finance business.
(3)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(4)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

Q2 2008 vs. Q2 2007

Total provision for credit losses increased $161 million, or 86%, from a year ago, largely reflecting an increase in the specific provision. The specific provision was up $155 million, or 79%, compared to the prior year, primarily reflecting higher impaired loans in our U.S. banking business, mainly from our residential builder finance portfolio, particularly in California, Georgia and Arizona, along with higher write-offs on retail loans, reflecting the downturn in the U.S. housing market and slowing U.S. economic conditions. The increase also reflected a $35 million provision related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller Asset-backed commercial paper (ABCP) conduit programs and lower recoveries in our corporate loan portfolio. Higher provisions in our Canadian credit cards portfolio, primarily reflecting growth, also contributed to the increase.

Q2 2008 vs. Q2 2007 (Six months ended)

Total PCL increased $292 million, or 83%, from a year ago, largely attributable to higher impaired loans in our U.S. banking business, mainly from our residential builder finance portfolio, as well as in our commercial and retail loan portfolios, reflecting the downturn in the U.S. housing market and slowing U.S. economic conditions. The increase also reflected a $35 million provision related to loans extended under liquidity facilities drawn on by RBC-administered ABCP conduit programs and lower recoveries in our corporate loan portfolio. Higher provisions in our Canadian credit cards portfolio, primarily reflecting growth and higher loss rates, also contributed to the increase.

Q2 2008 vs. Q1 2008

Total PCL increased $56 million, or 19%, from the prior quarter. The increase was primarily attributable to higher impaired loans in our U.S. banking business, mainly from our residential builder finance portfolio and higher provisions in our corporate loan portfolio including the $35 million provision noted above.

Insurance policyholder benefits, claims and acquisition expense

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2008	2008	2007	2008	2007
Insurance policyholder benefits and claims	$374	$ 472	$524	$846	$893
Insurance policyholder acquisition expense	174	144	153	318	300
Insurance policyholder benefits, claims and acquisition expense	$548	$ 616	$677	$1,164	$1,193

Q2 2008 vs. Q2 2007

Insurance policyholder benefits, claims and acquisition expense (PBCAE) decreased $129 million, or 19%, from the prior year. The decrease primarily reflected the mark-to-market impact on investments backing our life and health policyholder liabilities, which is largely offset in Insurance-related revenue, improved universal life experience, lower disability claim costs and the impact of a stronger Canadian dollar on the translation of U.S. dollar-denominated liabilities. These factors were partially offset by higher costs associated with growth in our reinsurance business and Canadian insurance business.

Q2 2008 vs. Q2 2007 (Six months ended)

PBCAE decreased $29 million, or 2%, from the prior year, reflecting the mark-to-market impact on investments backing our life and health policyholder liabilities, which is largely offset in Insurance-related revenue, and the impact of the appreciation of the Canadian dollar on the translation of U.S. dollar-denominated liabilities. These factors were partially offset by higher costs associated with growth in our reinsurance and Canadian insurance businesses.

Q2 2008 vs. Q1 2008

PBCAE expense decreased $68 million, or 11%, from the prior quarter. The decrease was largely attributable to the mark-to-market impact on investments backing our life and health policyholder liabilities, which is largely offset in Insurance-related revenue.

12        Royal Bank of Canada        Second Quarter 2008

Income taxes

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts)	2008	2008	2007	2008	2007
Net income before income taxes	$1,087	$1,618	$1,656	$2,705	$3,609
Income taxes	156	343	353	499	788
Effective income tax rate (1)	14.4%	21.2%	21.3%	18.4%	21.8%

(1)	Income taxes as a percentage of net income before income taxes.

Q2 2008 vs. Q2 2007

Income tax expense decreased $197 million, or 56%, from a year ago, due to lower earnings before income taxes. The decrease in the effective tax rate was largely due to losses and writedowns in jurisdictions with higher income tax rates, a higher level of income from tax-advantaged sources (Canadian taxable corporate dividends) and a reduction in Canadian corporate income tax rates. These factors were partially offset by the release in the second quarter of 2007 of amounts accrued due to a favourable resolution of an income tax audit.

Q2 2008 vs. Q2 2007 (Six months ended)

Income tax expense decreased $289 million, or 37%, from a year ago due to lower earnings before income taxes. The decrease in the effective tax rate was largely due to a higher level of income from tax-advantaged sources (Canadian taxable corporate dividends), a reduction in Canadian corporate income tax rates and losses and writedowns in jurisdictions with higher income tax rates. These factors were partially offset by the release in the second quarter of 2007 of amounts accrued due to a favourable resolution of an income tax audit.

Q2 2008 vs. Q1 2008

Income taxes decreased $187 million, or 55%, from the prior quarter. The decrease in the effective tax rate was mainly due to losses and writedowns in jurisdictions with higher income tax rates.

Quarterly results and trend analysis

Our quarterly earnings, revenue and expenses are impacted by a number of trends and recurring factors, which include seasonality and general economic and market conditions. For further details, refer to pages 51 to 52 of our 2007 Annual Report.

The following table summarizes our results for the eight most recently completed quarters.

	2008		2007				2006
(C$ millions, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net interest income	$2,239	$2,174	$2,031	$1,965	$1,889	$1,850	$1,731	$1,766
Non-interest income	2,715	3,473	3,584	3,515	3,780	3,848	3,618	3,440
Total revenue	$4,954	$5,647	$5,615	$5,480	$5,669	$5,698	$5,349	$5,206
Non-interest expense	2,970	3,120	3,093	3,165	3,148	3,067	2,955	2,861
Provision for credit losses	349	293	263	178	188	162	159	99
Insurance policyholder benefits, claims and acquisition expense	548	616	637	343	677	516	611	627
Net income before income taxes and non-controlling interest in subsidiaries	$1,087	$1,618	$1,622	$1,794	$1,656	$1,953	$1,624	$1,619
Income taxes	156	343	255	349	353	435	342	381
Non-controlling interest in net income of subsidiaries	3	30	43	50	24	24	19	44
Net income from continuing operations	$928	$1,245	$1,324	$1,395	$1,279	$1,494	$1,263	$1,194
Net loss from discontinued operations (1)	–	–	–	–	–	–	(1)	(17)
Net income	$928	$1,245	$1,324	$1,395	$1,279	$1,494	$1,262	$1,177
Earnings per share – basic	$.70	$.96	$1.02	$1.07	$.99	$1.16	$.97	$.91
– diluted	$.70	$.95	$1.01	$1.06	$.98	$1.14	$.96	$.90
Period average US$ equivalent of C$1.00 (2)	$.994	$1.002	$1.001	$.937	$.874	$.861	$.897	$.896
Period-end US$ equivalent of C$1.00	.993	.996	1.059	.937	.901	.850	.890	.884

(1)	Represents discontinued operations of RBC Mortgage Company.
(2)	Average amounts are calculated using month-end spot rates for the period.

Royal Bank of Canada        Second Quarter 2008        13

Trend analysis

Our consolidated net income in the fourth quarter of 2007 and the first two quarters of 2008 were impacted by the continued market disruption. Over the last eight quarters, our results largely reflected a general increase in revenue across all our business segments except for the second quarter of 2008, when we recorded larger writedowns than in the previous two quarters. This quarter, lower debt and equity origination activities also impacted our results. In addition, in the fourth quarter of 2007, revenue was impacted by the Visa Inc. restructuring gain and an increase in our credit card customer loyalty reward program liability. Revenue was also negatively impacted by the lower translated value of foreign currency-denominated revenue and earnings as a result of the strong appreciation of the Canadian dollar against the U.S. dollar during most of the period, with the effects being more pronounced in the most recent two quarters.

Non-interest expense has generally increased over the period. Non-interest expense decreased in the second quarter of 2008, largely reflecting lower variable compensation due to weaker results. A favourable impact of a stronger Canadian dollar on the translation of U.S. dollar-denominated expenses also contributed to the decrease in non-interest expense in the most recent two quarters. For the remaining quarters, non-interest expense increased, largely reflecting higher costs due to increased business activity, acquisitions and higher spending in support of our growth initiatives.

Provision for credit losses has trended higher over the past seven quarters from the cyclically low level in 2006, which primarily reflected a generally benign credit environment and favourable corporate recoveries. Portfolio growth, as well as increasing loss rates and higher impairments have contributed to the trend moving towards historical averages. In the fourth quarter of 2007 and the first two quarters of 2008, the provision for credit losses increased due to higher impaired loans, primarily driven by the downturn in the U.S. housing market and higher provisions in our corporate loan portfolio.

PBCAE has fluctuated considerably over the period. Although underlying business growth has generally increased PBCAE, there can be significant quarterly volatility resulting from mark-to-market impacts on investments backing our life and health policyholder liabilities, claims experience and actuarial liability adjustments. The impact of the financial instruments accounting standards implemented in the first quarter of 2007 introduced additional volatility to this line. Other than claims experience and actuarial liability adjustments, these items are predominantly offset in Insurance-related revenue.

Our effective income tax rate has generally trended downward over the period. This largely reflected higher income from tax-advantaged sources (Canadian taxable corporate dividends), and favourable income tax settlements in the second and third quarters of 2007. The fourth quarter of 2007 and first two quarters of 2008 reflected writedowns, which were recorded in jurisdictions with higher income tax rates. A lower tax rate on the Visa Inc. restructuring gain in the fourth quarter of 2007, which was taxed at the capital gains tax rate, also contributed to the decline in the effective income tax rate.

Non-controlling interest in net income of subsidiaries fluctuated over the period. This item reflects the net income attributed to third-party investors in entities in which we do not have 100% ownership, but are required to consolidate.

Accounting matters and controls

Critical accounting policies and estimates

Our unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in Note 1 to our unaudited Interim Consolidated Financial Statements and Note 1 of our 2007 Annual Report. Our critical accounting policies and estimates are detailed on pages 38 to 42 of our 2007 Annual Report.

Changes in accounting policies or estimates

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On November 1, 2007, we adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants (CICA). Handbook Section 1535, Capi-

tal Disclosures, requires disclosures that enable users to evaluate our objectives, policies and processes for managing capital. Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation, require enhanced disclosures about the nature and extent of risks arising from financial instruments and how we manage those risks. These standards are discussed in Note 1 to our unaudited Interim Consolidated Financial Statements.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended April 30, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Business segment results

The following section provides an overview of how we measure the performance of and report the results of our business segments.

Periodically, certain businesses and/or subsidiaries are transferred between segments to align more closely with our organizational structure and strategic priorities. Where these transfers are deemed material, comparative amounts are restated.

New Insurance segment effective third quarter 2008

Effective May 1, 2008, as announced on April 11, 2008, we created our Insurance segment, formerly a business under Canadian Banking, and renamed our U.S. & International Banking segment, International Banking. We will report results based on our new business segments starting the third quarter of 2008.

14        Royal Bank of Canada        Second Quarter 2008

How we measure and report our business segments

Our management reporting framework is intended to measure the performance of each business segment as if it was a stand-alone business and reflect the way our business segments are managed. This approach is intended to ensure that our business segments’ results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views their results.

The key methodologies and assumptions used in our management reporting framework are expense allocation, capital attribution, funds transfer pricing and taxable equivalent basis (teb) for revenue recognition, and are outlined in the How we measure and report our business segments section of our 2007 Annual Report. Management periodically reviews these key methodologies and assumptions to ensure that they remain valid.

Changes made in the first six months of 2008

The following highlights the key changes we made to our management reporting framework and business segments during the first six months of 2008. All comparative segment results have been revised accordingly unless otherwise stated. These changes did not have an impact on our consolidated results, unless otherwise noted.

In the second quarter, our Gross insurance premiums and deposits balances in Canadian Banking were revised to include our segregated funds deposits, consistent with insurance industry practices.

We transferred management oversight of our Wealth Management U.S. subprime and CDO AFS portfolio to Corporate Support, where we have greater expertise in managing these types of investments, particularly during the current market conditions. We recorded a writedown on our exposure to U.S. subprime of $58 million in Corporate Support on this portfolio.

Comparative segment results were not revised to reflect this management change given the insignificance of its impact on comparative periods.

In the first quarter, we revised the calculation for assets under administration for Canadian Banking to reflect the inclusion of mutual funds sold through our Canadian branch network.

We revised our full-time employees (FTE) calculation to exclude statutory holiday pay for part-time employees, consistent with our management reporting framework. This has resulted in a reduction in the number of FTEs previously reported.

We enhanced our Economic Capital methodologies and parameters, which mainly resulted in a decrease of capital for non-trading market risk allocated to our business segments and to an increase of capital for credit risk allocated to our Capital Markets segment.

For the three and twelve months ended October 31, 2007, we reclassified (i) new impaired loans and gross impaired loans, (ii) net impaired loans and (iii) allowance for credit losses and provision for credit losses, which were overstated by $30 million, $22 million and $8 million, respectively, in our U.S. retail residential mortgage portfolio and were understated by $30 million, $22 million and $8 million, respectively, in our U.S. wholesale real estate and related portfolio. Aggregate amounts of new impaired loans, gross impaired loans, net impaired loans, allowance for credit losses and provision for credit losses are unchanged. These reclassifications did not impact our consolidated net income or balance sheet.

We reclassified certain Trading revenue reported in the fourth quarter of 2007 in Capital Markets from Non-interest income – Trading revenue to Net interest income to better reflect its nature. There was no impact to Total trading revenue as a result of this reclassification.

Key performance and non-GAAP measures

Key performance measures

Return on equity (ROE) and Return on risk capital (RORC)

We measure and evaluate the performance of consolidated results and each business segment using a number of financial metrics such as net income, ROE and RORC. We use our ROE and RORC as a measure of return on total capital invested in our businesses. RORC does not have standardized meaning under GAAP and may not be comparable to similar measures used by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section of our 2007 Annual Report.

The following table provides a summary of the ROE and RORC calculations.

	For the three months ended						For the three months ended
	April 30						January 31	April 30
	2008						2008	2007
(C$ millions, except percentage amounts) (1), (2)	Canadian Banking	Wealth Management	U.S. & International Banking	Capital Markets	Corporate Support	Total	Total	Total
Net income available to common shareholders	$700	$ 180	$ 33	$8	$(16)	$905	$1,221	$1,257
Average risk capital (2)	$6,000	$ 1,000	$ 2,150	$3,900	$1,100	$14,150	$13,650	$14,650
Add: Unattributed capital	–	–	–	–	3,000	3,000	3,650	1,700
Goodwill and intangible capital	2,000	1,100	2,400	900	–	6,400	5,450	5,600
Average equity (3)	$8,000	$ 2,100	$ 4,550	$4,800	$4,100	$23,550	$22,750	$21,950
Return on equity (ROE)	35.5%	34.8%	3.0%	.7%	(1.6)%	15.6%	21.4%	23.5%
Return on risk capital (RORC)	47.4%	72.4%	6.3%	.8%	n.m.	26.0%	35.6%	35.2%

Royal Bank of Canada        Second Quarter 2008        15

	For the six months ended						For the six months ended
	April 30 2008						April 30 2007
(C$ millions, except percentage amounts) (1), (2)	Canadian Banking	Wealth Management	U.S. & International Banking	Capital Markets	Corporate Support	Total	Total
Net income available to common shareholders	$1,454	$ 359	$ 61	$307	$(55)	$2,126	$2,735
Average risk capital (2)	$5,950	$ 950	$ 1,950	$4,000	$1,050	$13,900	$14,350
Add: Unattributed capital	–	–	–	–	3,300	3,300	1,800
Goodwill and intangible capital	2,050	1,100	1,900	900	–	5,950	5,500
Average equity (3)	$8,000	$ 2,050	$ 3,850	$4,900	$4,350	$23,150	$21,650
Return on equity (ROE)	36.6%	35.2%	3.2%	12.6%	(2.5)%	18.5%	25.5%
Return on risk capital (RORC)	49.3%	74.5%	6.3%	15.4%	n.m.	30.8%	38.4%

(1)	Average risk capital, Goodwill and intangible capital, and Average equity represent rounded figures. These amounts are calculated using methods intended to approximate the average of the daily balances for the period. ROE and RORC measures are based on actual balances before rounding.
(2)	Average risk capital includes Credit, Market (trading and non-trading), Insurance, Operational and Business and fixed assets risk capital. For further details refer to the Capital management section.
(3)	The amounts for the segments are referred to as Attributed capital.
n.m.	not meaningful

Non-GAAP measures

Defined operating leverage

We use and report defined operating leverage, consistent with our management framework. Defined operating leverage does not have a standardized meaning under GAAP and is not necessarily comparable with similar information reported by other financial institutions.

Our defined operating leverage refers to the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). Revenue is presented on a taxable equivalent basis, while the impact of consolidated variable interest entities (VIEs) is excluded as they have no material impact on our earnings. Also, our revenue in 2007 excludes accounting adjustments related to the financial instruments accounting standards. Global Insurance results are excluded, as certain changes in revenue can be largely offset in Insurance policyholder benefits, claims and acquisition expense, which is not captured in our defined operating leverage calculation.

The following table shows the defined operating leverage ratio calculation.

	For the six months ended
	April 30	April 30
(C$ millions, except percentage amounts)	2008	2007	Change
Total revenue	$10,601	$11,367
add: teb adjustment	222	136
less: Revenue related to VIEs	(10)	19
less: Global Insurance revenue	1,641	1,715
less: Impact of the financial instruments accounting standards (1)	–	65
Total revenue (adjusted)	$9,192	$9,704	(5.3)%
Non-interest expense	$6,090	$6,215
less: Global Insurance-related non-interest expense	277	263
Non-interest expense (adjusted)	$5,813	$5,952	(2.3)%
Defined operating leverage for the six months ended April 30, 2008			(3.0)%

(1)	Excludes the impact of the financial instruments accounting standards related to Global Insurance.

16        Royal Bank of Canada        Second Quarter 2008

Canadian Banking

(C$ millions, except percentage amounts)	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
	2008	2008	2007	2008	2007
Net interest income	$1,636	$1,687	$1,559	$3,323	$3,106
Non-interest income	1,451	1,561	1,521	3,012	3,055
Total revenue	$3,087	$3,248	$3,080	$6,335	$6,161
Non-interest expense	$1,298	$1,331	$1,295	$2,629	$2,570
Provision for credit losses	224	214	204	438	386
Insurance policyholder benefits, claims and acquisition expense	548	616	677	1,164	1,193
Net income before income taxes and non-controlling interest in subsidiaries	$1,017	$1,087	$904	$2,104	$2,012
Net income	$708	$762	$618	$1,470	$1,389
Revenue by business
Personal Financial Services	$1,308	$1,333	$1,262	$2,641	$2,499
Business Financial Services	584	620	552	1,204	1,107
Cards and Payment Solutions	394	455	411	849	840
Global Insurance	801	840	855	1,641	1,715
Selected average balances and other information (2)
Return on equity (3)	35.5%	37.6%	29.0%	36.6%	32.4%
Return on risk capital (3)	47.4%	51.2%	39.0%	49.3%	43.4%
Net interest margin (4)	3.00%	3.08%	3.25%	3.04%	3.22%
Operating leverage (Banking-related operations) (5)	3.0%	4.1%	9.6%	3.6%	8.0%
Total earning assets (2), (6)	$221,800	$218,100	$196,800	$219,900	$194,700
Loans and acceptances (2), (6)	221,500	216,700	195,900	219,100	193,700
Deposits (2)	152,800	152,900	145,100	152,900	145,600
Assets under administration (7)	124,300	115,600	113,100	124,300	113,100
Assets under management	300	300	300	300	300
Gross insurance premiums and deposits (8)	898	945	816	1,843	1,711
Banking-related operations (1)
Total revenue	$2,286	$2,408	$2,225	$4,694	$4,446
Provision for credit losses	224	214	204	438	386
Non-interest expense	1,156	1,196	1,160	2,352	2,307
Net income	604	673	566	1,277	1,152
Global Insurance
Total revenue	$801	$840	$855	$1,641	$1,715
Insurance policyholder benefits, claims and acquisition expense	548	616	677	1,164	1,193
Non-interest expense	142	135	135	277	263
Net income	104	89	52	193	237

(1)	Banking-related operations comprise: Personal Financial Services, Business Financial Services, and Cards and Payment Solutions.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(3)	ROE is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion of ROE and RORC, refer to the Key performance and non-GAAP measures section.
(4)	NIM is calculated as Net interest income divided by Average earning assets. Average earning assets are calculated using methods intended to approximate the average of the daily balances for the period.
(5)	Operating leverage is defined as the difference between revenue growth rate and non-interest expense growth rate for Banking-related operations.
(6)	Total earning assets, and Loans and acceptances include average securitized residential mortgages and credit cards for the three months ended April 30, 2008, of $20 billion and $5 billion, respectively (January 31, 2008 – $20 billion and $4 billion; April 30, 2007 – $19 billion and $4 billion).
(7)	Effective the first quarter of 2008, Assets under administration has been revised to include mutual funds sold through our Canadian branch network. Comparative amounts have been revised to reflect this change.
(8)	Effective the second quarter of 2008, we have revised our Gross insurance premiums and deposits balances to include our segregated funds deposits consistent with insurance industry practices. Comparative amounts have been revised to reflect this change.

Q2 2008 vs. Q2 2007

Net income increased $90 million, or 15%, from a year ago. The increase was primarily due to higher results in Global Insurance and continued volume growth and effective cost management in our Banking-related operations. A loss on redemption of our Visa IPO shares reduced earnings by $29 million ($35 million pre-tax).

Banking-related operations

Banking-related operations net income grew $38 million, or 7%, from the prior year, resulting from the strong demand for our products including home equity lending due to continued solid Canadian housing market activities. Strong volume growth across all businesses was partially offset by narrower spreads and increased provision for credit losses. Lower non-interest expense was mainly the result of effective cost management efforts and lower performance-related compensation on weaker consolidated results, partially offset by higher costs related to growth initiatives.

Total revenue was up $61 million, or 3%, over the prior year, reflecting continued strong volume growth across all businesses, partially offset by spread compression and the Visa IPO loss.

Personal Financial Services revenue was up $46 million, or 4%. The increase largely reflected strong volume growth in home equity lending and personal deposits, higher foreign exchange revenue mainly due to increased transaction volumes, and higher mutual fund distribution fees. These factors were partially offset by lower spreads and smaller securities brokerage commissions reflecting reduced pricing in our self-directed brokerage business resulting from competitive market conditions.

Royal Bank of Canada        Second Quarter 2008        17

Business Financial Services revenue increased $32 million, or 6%, primarily attributable to growth in business loans and deposits, partially offset by lower spreads.

Cards and Payment Solutions revenue was down $17 million, or 4%, primarily due to the Visa IPO loss, lower spreads and higher customer loyalty reward program costs. These factors were partially offset by solid growth in transactional revenue and balances.

Net interest margin decreased 25 bps compared to the prior year, largely reflecting the impact of changes in retail product mix attributable to growth in our home equity lending and high-interest savings account products, the lower interest rate environment and continued competitive pressures. Lower spreads on credit cards also contributed to the decline.

Non-interest expense was down $4 million from a year ago. The decrease was primarily a result of effective cost management efforts and lower performance-related compensation on weaker consolidated results, partially offset by increased sales and service personnel expenses and higher costs in support of our growth initiatives including de novo branch expansion.

Provision for credit losses increased $20 million, or 10%, from a year ago. The increase was attributable to higher provisions in commercial loans, largely related to a specific account, and retail portfolio growth.

Global Insurance

Global Insurance net income was up $52 million, or 100%, compared to the prior year as a result of lower disability claims costs and improved universal life experience in our Canadian insurance business as well as growth in our reinsurance business. For a detailed discussion regarding our second quarter and year-to-date Insurance-related revenue and Insurance policyholder benefits, claims and acquisition expense, refer to the Financial performance section.

Q2 2008 vs. Q2 2007 (Six months ended)

Net income of $1,470 million increased $81 million, or 6%, compared to a year ago, primarily due to continued growth in our Banking-related operations. The increase was partially offset by lower results in Global Insurance, mainly reflecting the favourable impacts of certain adjustments in the prior year, and the Visa IPO loss recorded in Banking-related operations.

Banking-related operations

Banking-related operations net income grew $125 million, or 11%, from the prior year. Strong volume growth across all businesses was partially offset by narrower spreads, increased provision for credit losses, higher costs in support of our business growth and the Visa IPO loss.

Total revenue was up $248 million, or 6%, over the prior year, reflecting strong growth in loan and deposit balances, higher mutual fund distribution fees and foreign exchange revenue, partially offset by spread compression, lower securities brokerage commissions and the Visa IPO loss.

Net interest margin decreased 18 bps compared to the prior year, largely reflecting the impact of changes in retail product mix attributable to growth in our home equity lending and high-interest savings account products, the lower interest rate environment and continued competitive pressures. Lower spreads on credit cards also contributed to the decline.

Non-interest expense was up $45 million, or 2%, primarily reflecting increased sales and service personnel expenses and higher costs in support of our growth initiatives including de novo branch expansion, partially offset by effective cost management efforts and lower performance-related compensation.

Provision for credit losses increased $52 million, or 13%, from a year ago. The increase was largely attributable to higher provisions in commercial and credit card portfolios, primarily due to higher loss rates, and retail portfolio growth. A cumulative adjustment related to student loans in the current period also contributed to the increase.

Global Insurance

Global Insurance net income decreased $44 million, or 19%, compared to the previous year. Our prior year results were favourably impacted by a $40 million (before- and after-tax) adjustment related to the reallocation of foreign investment capital, which had supported our property catastrophe reinsurance business and a $38 million ($25 million after-tax) cumulative valuation adjustment related to prior periods. These factors were partially offset by growth in our reinsurance business this period.

Q2 2008 vs. Q1 2008

Net income decreased $54 million, or 7%, compared to the prior quarter. The negative impact of seasonal factors on our Banking- related operations, including fewer days and lower customer spending, spread compression on deposits and the Visa IPO loss contributed to the decrease. These factors were partially offset by higher Global Insurance results, reflecting improved universal life experience and market gains on equity investments.

18        Royal Bank of Canada        Second Quarter 2008

Wealth Management

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts)	2008	2008	2007	2008	2007
Net interest income	$113	$112	$104	$225	$212
Non-interest income
Fee-based revenue	542	539	524	1,081	1,026
Transactional and other revenue	335	302	380	637	762
Total revenue	$990	$953	$1,008	$1,943	$2,000
Non-interest expense	$732	$688	$722	$1,420	$1,424
Net income before income taxes and non-controlling interest in subsidiaries	$258	$265	$286	$523	$576
Net income	$182	$181	$194	$363	$405
Revenue by business
Canadian Wealth Management	$359	$363	$366	$722	$722
U.S. & International Wealth Management	490	445	508	935	1,016
Global Asset Management	141	145	134	286	262
Selected other information
Return on equity (1)	34.8%	35.5%	34.3%	35.2%	34.4%
Return on risk capital (1)	72.4%	76.7%	66.4%	74.5%	69.7%
Assets under administration	$481,500	$484,700	$505,800	$481,500	$505,800
Assets under management	172,800	164,700	158,700	172,800	158,700

	For the three months ended	For the six months ended
Impact of US$ translation on selected items	Q2 2008 vs. Q2 2007	Q2 2008 vs. Q2 2007
Reduced total revenue	$52	$110
Reduced non-interest expense	43	87
Reduced net income	7	18
Percentage change in average US$ equivalent of C$1.00 (2)	14%	15%

(1)	ROE is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion of ROE and RORC, refer to the Key performance and non-GAAP measures section.
(2)	Average amounts are calculated using month-end spot rates for the period.

Q2 2008 vs. Q2 2007

Net income decreased $12 million, or 6%, from a year ago. The prior year was favourably impacted by a $10 million ($8 million after-tax) foreign exchange translation gain on certain deposits recorded in our U.S. & International Wealth Management business. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings by $7 million over the prior year.

Total revenue decreased $18 million, or 2%, from a year ago, largely due to the $52 million impact of a stronger Canadian dollar on the translation of our U.S. dollar-denominated revenue, which more than offset the increase in revenue. Growth in fee-based revenue was partially offset by lower transaction volumes in our full service brokerage businesses.

Canadian Wealth Management revenue decreased $7 million, or 2%, mostly due to lower transaction volumes in our full service brokerage business and weaker new issue activity reflecting difficult market conditions. These factors were partially offset by growth in fee-based client assets reflecting higher net sales and more experienced advisors.

U.S. & International Wealth Management revenue decreased $18 million, or 4%. In U.S. dollars, revenue increased $43 million, or 10%, largely due to the inclusion of the J.B. Hanauer & Co. acquisition, growth in fee-based client assets, and deposit and loan growth in our international wealth management business reflecting the ongoing successful execution of our international growth initiatives. This increase was partially offset by lower transaction volumes in our full service brokerage business due to difficult market conditions and the prior year foreign exchange translation gain on certain deposits.

Global Asset Management revenue was up $7 million, or 5%, primarily reflecting continued net sales, which drove growth in Canadian assets under management. In addition, revenue growth was impacted due to lower revenue in our U.S. asset management business, as well as clients’ preference for lower-yielding money market funds, in light of uncertain market conditions.

Non-interest expense increased $10 million, or 1%, from a year ago, largely reflecting the inclusion of J.B. Hanauer and higher costs in support of business growth, including a higher level of investment advisors and other client facing professionals, and increased occupancy costs due to the opening of international offices. These items were partially offset by a $43 million favourable impact of the appreciation of the Canadian dollar against the U.S. dollar and lower variable compensation due to lower commission-based revenue.

Q2 2008 vs. Q2 2007 (Six months ended)

Net income decreased $42 million, or 10%, from a year ago. The prior year was favourably impacted by a $27 million ($22 million after-tax) foreign exchange translation gain on certain deposits and a favourable tax reversal. The appreciation of the Canadian dollar against the U.S. dollar also reduced earnings by $18 million over the prior year.

Total revenue decreased $57 million, or 3%, from a year ago, largely due to the $110 million impact of a stronger Canadian dollar on the translation of the U.S. dollar-denominated revenue, which more than offset the increase in revenue. Growth in fee-based client assets across all businesses, the inclusion of J.B. Hanauer, and deposit and loan

Royal Bank of Canada        Second Quarter 2008        19

growth in our international wealth management business was partially offset by lower transaction volumes in our full service brokerage businesses and a decline in the gain resulting from the change in the fair value of certain securities held to economically hedge the stock-based compensation plan in our U.S. brokerage business (which is partially offset by lower stock-based compensation noted in non-interest expense below).

Non-interest expense decreased $4 million from a year ago, largely reflecting an $87 million favourable impact of the appreciation of the Canadian dollar against the U.S. dollar and lower stock-based compensation in our U.S. brokerage business as noted above. These factors were largely offset by costs related to the inclusion of J.B. Hanauer and increased costs in support of business growth, including a higher level of investment advisors and other client facing professionals, and increased occupancy costs due to the opening of international offices.

Q2 2008 vs. Q1 2008

Net income of $182 million was relatively unchanged from last quarter. Modest revenue growth was offset by higher costs largely in support of our U.S. and international growth initiatives.

U.S. & International Banking

	As at or for the three months ended			As at or for the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts)	2008	2008	2007	2008	2007
Net interest income	$298	$248	$272	$546	$529
Non-interest income	266	237	221	503	409
Total revenue	$564	$485	$493	$1,049	$938
Non-interest expense	$428	$378	$381	$806	$729
Provision for credit losses	91	71	10	162	20
Net income before income taxes and non-controlling interest in subsidiaries	$45	$36	$102	$81	$189
Net income	$38	$31	$67	$69	$134
Revenue by business
Banking	$349	$275	$309	$624	$585
RBC Dexia IS (1)	215	210	184	425	353
Selected average balances and other information (2)
Return on equity (3)	3.0%	3.5%	7.4%	3.2%	8.0%
Return on risk capital (3)	6.3%	6.4%	12.7%	6.3%	13.4%
Loans and acceptances	$25,000	$21,000	$23,700	$22,900	$22,400
Deposits	40,700	35,200	35,600	37,900	33,600
Assets under administration – RBC Dexia IS (4)	2,697,000	2,922,000	2,764,900	2,697,000	2,764,900

	For the three months ended	For the six months ended
Impact of US$ and Euro translation on selected items	Q2 2008 vs. Q2 2007	Q2 2008 vs. Q2 2007
Reduced total revenue	$38	$82
Reduced non-interest expense	26	60
Reduced net income	1	3
Percentage change in average US$ equivalent of C$1.00 (5)	14%	15%
Percentage change in average Euro equivalent of C$1.00 (5)	(2)%	1%

(1)	RBC Dexia IS results are reported on a one-month lag basis.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(3)	ROE is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion of ROE and RORC, refer to the Key performance and non-GAAP measures section.
(4)	AUA – RBC Dexia IS represents the total AUA of the joint venture as at March 31, 2008, of which we have a 50% ownership interest.
(5)	Average amounts are calculated using month-end spot rates for the period.

Q2 2008 vs. Q2 2007

Net income decreased $29 million, or 43%, from the prior year, mainly attributable to higher provisions for credit losses partially offset by business growth in RBC Dexia IS and our U.S. banking business.

Total revenue increased $71 million, or 14%, compared to the prior year.

Banking revenue was up $40 million. In U.S. dollars, Banking revenue increased $77 million, or 29%, primarily due to loan growth of 30% and deposit growth of 33%, reflecting the inclusion of the ANB acquisition and a full quarter of revenue from the acquisition of the 39 AmSouth branches, as well as a US$15 million gain related to the Visa IPO shares. Net interest income was also impacted by spread compression reflecting a reduction in U.S. interest rates and higher impaired loans.

RBC Dexia IS revenue increased $31 million, or 17%, compared to the prior year, primarily attributable to higher net interest income from deposits, and growth in custodian and securities lending activities. The increase also reflected the prospective reclassification of certain revenue items, which are offset in Non-interest expense.

Non-interest expense was up $47 million, or 12%, over the prior year, largely reflecting higher costs from the ANB acquisition, a full quarter of expenses related to staffing and occupancy costs of the AmSouth branches, and higher processing and staff costs at RBC Dexia IS in support of business growth. These factors were partially offset by the impact of a stronger Canadian dollar on the translation of U.S. dollar-denominated expense.

20        Royal Bank of Canada        Second Quarter 2008

Provision for credit losses was up $81 million from the prior year. The increase was largely attributable to higher impaired loans in our U.S. residential builder finance business, as well as in our retail loan portfolio, reflecting the downturn in the U.S. housing market and slowing U.S. economic conditions.

Q2 2008 vs. Q2 2007 (Six months ended)

Net income decreased $65 million, or 49%, from the prior year, mainly attributable to higher provisions for credit losses partially offset by business growth in RBC Dexia IS and in our U.S. banking business.

Total revenue increased $111 million, or 12%, compared to the prior year. The increase was mainly due to banking revenue growth from our acquisitions, including ANB and the AmSouth branches, business growth in RBC Dexia IS and the Visa IPO gain. These factors were partially offset by lower banking spreads due to higher impaired loans and the lower interest rate environment. The impact of a stronger Canadian dollar on the translation value of U.S. dollar-denominated revenue also contributed to the decrease. Our results in the prior year also reflected a loss on the restructuring of the investment portfolio in our U.S. banking business.

Non-interest expense was up $77 million, or 11%, over the prior year, largely reflecting higher processing and staff costs at RBC Dexia IS in support of business growth and our acquisitions, including ANB and the AmSouth branches. These factors were partially offset by the impact of a stronger Canadian dollar on the translation of U.S. dollar-denominated expense.

Provision for credit losses was up $142 million from the prior year, largely attributable to higher impaired loans in our U.S. residential builder finance business, as well as in our commercial and retail loan portfolios, reflecting the downturn in the U.S. housing market and slowing U.S. economic conditions.

Q2 2008 vs. Q1 2008

Net income increased $7 million, or 23%, from the prior quarter, primarily attributable to the Visa IPO gain, the inclusion of our ANB acquisition in the U.S. and business growth in RBC Dexia IS. The increase was partially offset by higher provisions for credit losses in our U.S. residential builder finance business.

Capital Markets

	As at or for the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions, except percentage amounts)	2008	2008	2007	2008	2007
Net interest income (1)	$451	$351	$169	$802	$225
Non-interest income	29	781	1,013	810	2,187
Total revenue (1)	$480	$1,132	$1,182	$1,612	$2,412
Non-interest expense	$546	$734	$754	$1,280	$1,492
Provision for (recovery of) credit losses	58	28	(5)	86	(13)
Net income before income taxes and non-controlling interest in subsidiaries (1)	$(124)	$370	$433	$246	$933
Net income	$13	$304	$350	$317	$746
Revenue by business
Global Markets	$131	$596	$666	$727	$1,461
Global Investment Banking and Equity Markets	329	438	450	767	847
Other	20	98	66	118	104
Selected average balances and other information (2)
Return on equity (3)	.7%	23.9%	28.5%	12.6%	30.7%
Return on risk capital (3)	.8%	29.1%	34.4%	15.4%	37.1%
Trading securities	$143,700	$144,800	$154,900	$144,300	$155,400
Loans and acceptances	36,800	36,600	27,800	36,700	27,600
Deposits	137,200	127,300	130,400	132,200	128,200

	For the three months ended	For the six months ended
Impact of US$ and British pound translation on selected items	Q2 2008 vs. Q2 2007	Q2 2008 vs. Q2 2007
Increased (reduced) total revenue	$18	$(85)
Reduced non-interest expense	59	118
Increased net income	46	23
Percentage change in average US$ equivalent of C$1.00 (4)	14%	15%
Percentage change in average British pound equivalent of C$1.00 (4)	13%	13%

(1)	Taxable equivalent basis. For further information, refer to the How we measure and report our business segments section in our 2007 Annual Report.
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(3)	ROE is calculated using methods intended to approximate the average of the daily balances for the period. For further discussion of ROE and RORC, refer to the Key performance and non-GAAP measures section.
(4)	Average amounts are calculated using month-end spot rates for the period.

Q2 2008 vs. Q2 2007

Net income decreased $337 million from a year ago, primarily due to writedowns of $714 million resulting from continued market disruption. These writedowns had an impact of $323 million after-tax and related compensation adjustments. For a detailed discussion regarding our second quarter and year-to-date writedowns, refer to the Impact of market disruption in the Financial performance section.

Total revenue was down $702 million, or 59%, compared to the prior year, primarily due to writedowns.

Global Markets revenue decreased $535 million, or 80%, largely due to writedowns. Lower debt origination activity,

Royal Bank of Canada        Second Quarter 2008        21

mainly in the U.S., also contributed to the decrease. These factors were partially offset by higher trading revenue in certain fixed income, foreign exchange and equity derivatives trading businesses driven by declining interest rates and increased market volatility, and a gain on the change in fair value of our liabilities designated as HFT as a result of the widening of our credit spreads.

Global Investment Banking and Equity Markets revenue was down $121 million, or 27%, mostly due to lower equity origination and M&A activities. These factors were partially offset by higher trading revenue in our U.S. cash equities business.

Other revenue decreased $46 million, or 70%, from a year ago, largely due to the reversal of unrealized gains previously recognized on credit derivative contracts recorded at fair value used to economically hedge our corporate lending portfolio, as credit spreads relating to certain corporate accounts declined during the quarter. Interest recoveries in the prior year on a previously impaired loan in our Global Credit business also contributed to the decrease.

Non-interest expense decreased $208 million, or 28%, from a year ago, mainly due to lower variable compensation mostly attributable to writedowns.

Provision for credit losses of $58 million includes a $35 million provision related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller ABCP conduit programs. This compares to a recovery of $5 million in the prior year. For further details on impaired loans extended under these facilities, refer to the Credit quality performance under the Credit risk section.

Q2 2008 vs. Q2 2007 (Six months ended)

Net income decreased $429 million, or 58%, from the prior year, primarily due to writedowns, lower debt and equity origination activities, and higher provision for credit losses. These factors were partially offset by higher revenue from several businesses that benefited from declining interest rates and increased market volatility, lower variable compensation and a lower effective income tax rate.

Total revenue was down $800 million, or 33%, from a year ago, primarily due to writedowns. Lower debt and equity origination activities, lower distributions on private equity investments and the impact of the appreciation of the Canadian dollar against the U.S. dollar and British pound also contributed to the decrease. These factors were partially offset by higher trading revenue in certain fixed income, foreign exchange and equity derivatives trading businesses, a gain on the change in fair value of our liabilities designated as HFT and gains on credit derivative contracts recorded at fair value used to economically hedge our corporate lending portfolio, as our credit spread widened during the period.

Non-interest expense decreased $212 million, or 14%, mainly due to lower variable compensation as well as the favourable impact of a stronger Canadian dollar on the translation of U.S. dollar- and British pound-denominated expenses, partially offset by higher support costs in support of business growth including increased system development costs.

Provision for credit losses of $86 million includes a $35 million provision related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller ABCP conduit programs. This compares to a recovery of $13 million in the prior year.

Q2 2008 vs. Q1 2008

Net income decreased $291 million from the prior quarter, primarily due to higher writedowns, lower trading revenue in certain of our businesses, lower debt and equity origination and M&A activities, the reversal of unrealized gains previously recognized on credit derivatives contracts used to hedge our corporate portfolio as noted above, and higher provision for credit losses. These factors were partially offset by lower variable compensation and a lower effective tax rate.

Corporate Support

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a year-over-year trend analysis is not relevant. The following identifies the material items affecting the reported results in each period.

	As at or for the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2008	2008	2007	2008	2007
Net interest income (1)	$(259)	$(224)	$(215)	$(483)	$(333)
Non-interest income	92	53	121	145	189
Total revenue (1)	$(167)	$(171)	$(94)	$(338)	$(144)
Non-interest expense	(34)	(11)	(4)	(45)	–
Recovery of credit losses	(24)	(20)	(21)	(44)	(43)
Net loss before income taxes and non-controlling interest in subsidiaries (1)	$(109)	$(140)	$(69)	$(249)	$(101)
Net (loss) income	$(13)	$(33)	$50	$(46)	$99
Selected average balances and other information (2)
Total assets	$ (3,000)	$ (6,600)	$ (5,800)	$ (4,800)	$ (5,600)
Securitization
Total securitizations sold and outstanding (3)	18,939	17,574	17,042	18,939	17,042
New securitization activity in the period (4)	2,306	600	1,100	2,906	2,100

(1)	Taxable equivalent basis. For further information, refer to the How we measure and report our business segments section. These amounts included the elimination of adjustments related to the gross-up of certain tax-advantaged income (Canadian taxable corporate dividends) recorded in Capital Markets. The amount for the three months ended April 30, 2008, was $90 million (January 31, 2008 – $132 million; April 30, 2007 – $66 million). The amount for the six months ended April 30, 2008 was $222 million (April 30, 2007 – $136 million).
(2)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period.
(3)	Total securitizations sold and outstanding comprises credit card loans and Canadian residential mortgages.
(4)	New securitization activity comprises Canadian residential mortgages and credit card loans securitized and sold in the period. For further details, refer to Note 5 to our unaudited Interim Consolidated Financial Statements. This amount does not include Canadian residential mortgages and commercial mortgage securitization activity of Capital Markets.

22        Royal Bank of Canada        Second Quarter 2008

Q2 2008

Net loss of $13 million included writedowns of $140 million ($113 million after-tax) on our exposure to U.S. subprime of AIt-A RMBS, of which $67 million was classified as AFS securities ($58 million related to an AFS portfolio transferred from Wealth Management) and $73 million was classified as HFT. These losses were largely offset by income tax amounts related to enterprise funding activities that were not allocated to the business segments, gains related to securitization activity and gains resulting from the change in fair value of certain derivatives related to economic hedges. During the quarter, we also realized gains on the change in fair value of our term funding liabilities and subordinated debentures designated as HFT as a result of the widening of our credit spreads. For a detailed discussion on writedowns, refer to the Impact of market disruption in the Financial performance section.

Q1 2008

Net loss of $33 million primarily reflected a foreign currency translation adjustment related to our U.S. dollar-denominated deposits used to fund certain U.S. dollar-denominated AFS securities, which are non-monetary assets valued at historical foreign exchange rates for accounting purposes, and a writedown of a deferred tax asset to reflect the recent reduction of Canadian corporate income tax rates. These factors were partially offset by a gain on the change in fair value of our term funding liabilities and subordinated debentures designated as HFT, and income tax amounts related to enterprise funding activities that were not allocated to the business segments.

Q2 2007

Net income of $50 million largely reflected the impact of the favourable resolution of an income tax audit related to prior years and income tax amounts largely related to enterprise funding activities that were not allocated to the business segments. Gains related to securitization activity were also recorded in the period. These factors were partially offset by funding adjustments made in the second quarter related to the first quarter of 2007, which was offset in Canadian Banking.

Q2 2008 (Six months ended)

Net loss of $46 million included the writedowns noted above. A foreign currency translation adjustment related to our U.S. dollar-denominated deposits used to fund certain U.S. dollar-denominated AFS securities, and a writedown of a deferred tax asset to reflect the recent reduction of Canadian corporate income tax rates also contributed to the decrease. These factors were partially offset by income tax amounts related to enterprise funding activities that were not allocated to the business segments. Gains relating to the change in fair value of our term funding liabilities and subordinated debentures designated as HFT, securitization activity and the change in fair value of certain derivatives related to economic hedges also partially offset the losses.

Q2 2007 (Six months ended)

Net income of $99 million for the period included the favourable resolution of an income tax audit related to prior years, income tax amounts largely related to enterprise funding activities that were not allocated to the business segments, gains related to securitization activity and interest received on tax overpayments. These factors were partially offset by a $20 million after-tax cumulative adjustment for losses resulting from the change in fair value of certain derivatives that did not qualify for hedge accounting.

Results by geographic segment (1)

	For the three months ended
	April 30				January 31				April 30
	2008				2008				2007
(C$ millions)	Canada	United States	Other International	Total	Canada	United States	Other International	Total	Canada	United States	Other International	Total
Total revenue	$3,683	$ 705	$566	$4,954	$3,940	$1,070	$637	$5,647	$3,635	$1,291	$743	$5,669
Net income	$1,006	$(136)	$ 58	$ 928	$1,015	$84	$146	$1,245	$827	$205	$247	$1,279

	For the six months ended
	April 30				April 30
	2008				2007
(C$ millions)	Canada	United States	Other International	Total	Canada	United States	Other International	Total
Total revenue	$7,623	$1,775	$1,203	$10,601	$7,346	$2,457	$1,564	$11,367
Net income	$2,021	$(52)	$ 204	$2,173	$1,750	$430	$ 593	$2,773

(1)	For geographic reporting, our segments are grouped into Canada, United States and Other International. For further details regarding geographic reporting, refer to Note 30 of the 2007 Annual Report.

Q2 2008 vs. Q2 2007

Net income in Canada was $1,006 million, up $179 million, or 22%, compared to the prior year. This increase was primarily due to growth in client balances in our banking and wealth management businesses, and improved insurance results. These factors were partially offset by higher provision for credit losses, lower equity origination and M&A activities, narrower spreads and a loss on the redemption of our Visa IPO shares.

U.S. net loss of $136 million compares to net income of $205 million in the prior year. This loss largely reflected writedowns due to continued market disruption. Higher provision for credit losses related to higher impaired loans in our U.S. residential builder finance business also contributed to the decrease. These factors were partially offset by higher revenue from recent acquisitions and improved foreign exchange and equity derivatives trading results, which more than offset the lower debt and equity origination activities.

Other international net income was $58 million, down $189 million, or 77%, from the prior year. This decrease was mainly due to lower revenues reflecting writedowns. These factors were

Royal Bank of Canada        Second Quarter 2008        23

partially offset by a gain related to our Visa IPO shares and business growth at RBC Dexia IS.

Q2 2008 vs. Q2 2007 (Six months ended)

Net income in Canada was $2,021 million, up $271 million, or 15%, compared to the prior year. This increase was primarily due to volume growth in our banking-related businesses, improved trading results in certain capital markets businesses and higher loan syndication activity. These factors were partially offset by higher provisions for credit losses, lower debt and equity origination and M&A activities, lower private equity gains and distributions, and a loss on redemption of our Visa IPO shares.

U.S. net loss of $52 million compares to net income of $430 million in the prior year. This loss largely reflects writedowns, higher provision for credit losses and lower debt and equity origination activities. These factors were partially offset by higher revenue from recent acquisitions, higher loan syndication activity, fixed income, foreign exchange and equity derivatives trading results.

Other international net income was $204 million, down $389 million, or 66%, from the prior year. This decrease mainly reflected writedowns and a foreign exchange translation gain on certain deposits. These factors were partially offset by a gain related to the Visa IPO shares and a gain in the change in fair value of certain liabilities designated as HFT.

Q2 2008 vs. Q1 2008

Net income in Canada was down $9 million, or 1%, compared to the prior quarter, due to lower trading revenue, seasonal factors including fewer days and a loss related to the Visa IPO. These factors were partially offset by improved insurance results.

U.S. net income was down $220 million, from the prior quarter, primarily reflecting higher writedowns, lower trading revenue, lower debt and equity origination activities, and higher provisions for credit losses.

Other international net income was down $88 million, or 60%, compared to the prior quarter. The decrease was largely due to lower equity origination and M&A activities and higher writedowns. These factors were partially offset by a gain related to the Visa IPO shares.

Financial condition

Selected balance sheet information

	As at
	April 30	January 31	April 30
(C$ millions)	2008	2008	2007
Interest-bearing deposits with banks	$12,349	$13,664	$8,512
Securities	175,352	184,348	198,509
Assets purchased under reverse repurchase agreements and securities borrowed	61,561	76,419	72,142
Loans	259,624	247,209	225,649
Other assets	114,357	108,525	81,440
Total assets	627,471	632,761	589,076
Deposits	399,425	394,416	372,728
Other liabilities	191,385	204,232	182,274
Non-controlling interest in subsidiaries	2,024	1,523	1,508
Shareholders’ equity	25,988	25,025	24,081

Q2 2008 vs. Q2 2007

Total assets were up $38 billion, or 7%, from a year ago, largely attributable to solid loan growth and the impact of changes in market conditions on the mark-to-market value of derivatives partially offset by a reduction in our securities positions.

Interest-bearing deposits with banks increased $4 billion, or 45%, from the prior year, largely reflecting business growth in RBC Dexia IS and a shift from trading securities.

Securities were down $23 billion, or 12%, from a year ago. The decrease was largely attributable to a reduction in our positions taking into account recent financial market volatility, reduction in fair value from weak market conditions and the impact of a stronger Canadian dollar on the translation of U.S. dollar-denominated securities.

Assets purchased under reverse repurchase agreements (reverse repos) and securities borrowed decreased $11 billion, or 15%, from a year ago, reflecting reduced counterparty activity as a result of the financial market volatility and lower stock borrowing activity.

Loans increased $34 billion, or 15%, from a year ago, reflecting growth across all portfolios. The largest growth was attributable to Canadian residential mortgages, which increased $14 billion, or 14%, and personal loans, mainly driven by strong demand for home equity lending due to continued solid

Canadian housing market activities, relatively low interest rates and low unemployment. Higher global corporate lending and the inclusion of ANB also contributed to the increase.

Other assets were up $33 billion, or 40%, from the prior year. The increase was primarily attributable to higher derivative-related amounts, largely reflecting lower interest rates on positions that receive fixed interest and the impacts of a widening of credit spreads on credit protection purchased, and an increase in trading and client-related activity. These factors were partially offset by the impact of a stronger Canadian dollar on the translation of our foreign currency-denominated positions.

Deposits increased $27 billion, or 7%, from a year ago. The increase was largely due to higher business deposits, primarily reflecting our recent issuances of notes and covered bonds for funding requirements and business growth. Higher personal deposits, largely attributable to the continued strong demand for our high-interest online savings account and the inclusion of ANB also contributed to the increase.

Other liabilities rose $9 billion, or 5%, from last year, primarily attributable to derivative-related amounts, largely reflecting lower interest rates on positions that pay fixed interest, the impacts of a widening of credit spreads on credit protection sold and an increase in trading and client-related

24        Royal Bank of Canada        Second Quarter 2008

activity. These factors were partially offset by reduced counterparty activity as a result of the financial market volatility and a decrease in the stock lending and short selling activities. The impact of a stronger Canadian dollar on the translation of our foreign currency-denominated positions was also a contributing factor.

Shareholders’ equity increased $2 billion, or 8%, over the prior year, largely reflecting our earnings, net of dividends, and $.9 billion issuance of common shares, largely related to the ANB acquisition, and $.2 billion issuance of preferred shares since last year.

Q2 2008 vs. Q1 2008

Total assets were down $5 billion, or 1%, from the prior quarter, largely due to a reduction in reverse repos and securities. These factors were partially offset by continued solid loan growth.

Interest-bearing deposits with banks decreased $1 billion, or 10%, from the prior quarter, largely reflecting a shift in our portfolio mix to higher-yielding assets.

Securities were down $9 billion, or 5%, from the previous quarter, primarily attributable to a reduction in our positions taking into account recent financial market volatility and a reduction in fair value due to weak market conditions.

Assets purchased under reverse repurchase agreements and securities borrowed decreased $15 billion, or 19%, from the prior quarter, reflecting reduced counterparty activity as a result of the financial market volatility and lower stock borrowing activity.

Loans increased $12 billion, or 5%, from the prior quarter, reflecting growth across most portfolios mainly from the inclusion of ANB, and growth in Canadian residential mortgages and personal loans.

Other assets were up $6 billion, or 5%, from the prior quarter, primarily attributable to higher receivables from broker-dealers and the increase in goodwill related to the ANB acquisition.

Deposits increased $5 billion, or 1%, from the prior quarter, largely attributable to higher business deposits, primarily reflecting our recent issuances of notes for funding requirements and business growth. Higher personal deposits, largely attributable to the inclusion of ANB and continued strong demand for our high-interest online savings account also contributed to the increase.

Other liabilities decreased $13 billion, or 6%, from the previous quarter, primarily due to reduced business activities in repurchase agreements and securities lending for funding requirements. The decrease was also attributable to derivative-related amounts, largely reflecting the strategic reduction of positions.

Shareholders’ equity increased $.9 billion, or 4%, over the prior quarter, reflecting our earnings net of dividends and $.9 billion issuance of common shares, largely related to the ANB acquisition, and $.2 billion issuance of preferred shares since last quarter.

Risk management

Our business activities expose us to a wide variety of risks, which are inherent in virtually all aspects of our operations. Our goal in managing these risks is to protect the enterprise from an unacceptable level of earnings volatility while supporting and enabling business opportunities.	For further details, refer to pages 80 to 104 of our 2007 Annual Report. Our approach to the management of risk has not changed significantly from that described in our 2007 Annual Report.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability or unwillingness to fulfill its payment obligations. Credit risk may arise directly from claims against a debtor or obligor, an issuer of securities or a policyholder through outstanding premiums, or indirectly from claims against a guarantor of credit obligation or a reinsurer on ceded insurance risk. For further details related to how we manage credit risk, refer to pages 83 to 91 of our 2007 Annual Report.

Gross credit risk exposure

Our credit risk portfolio is classified as retail and wholesale, with gross exposure being categorized into Lending-related and other, and Trading-related.

Lending-related and other credit risk exposure comprises outstanding loans and acceptances, undrawn commitments as well as other exposure, including contingent liabilities such as letters of credit and guarantees, and AFS debt securities. For undrawn commitments and contingent liabilities, gross exposure represents an estimated portion of the contractual amount that is expected to be drawn upon the default of an obligor. For valuation information on loans and acceptances and contingent liabilities, refer to Notes 1, 2 and 27 of our 2007 Annual Report.

Trading-related credit risk exposure consists of repo-style transactions, which includes repurchase and reverse repurchase agreements and securities lending and borrowing transactions, as well as over-the-counter derivatives. For repurchase and reverse repurchase agreements, gross exposure represents the amount at which securities were initially sold or acquired. For securities lending and borrowing transactions, gross exposure is the amount at which securities were initially loaned or borrowed. For derivatives, the gross exposure amount represents the credit equivalent amount, which is defined as the replacement cost plus an add-on amount for potential future credit exposure. For further details related to repurchase and reverse repurchase agreements and derivative-related credit risk, refer to Notes 1 and 7 of our 2007 Annual Report.

Royal Bank of Canada        Second Quarter 2008        25

Credit risk exposure by portfolio and sector

	As at						As at
	April 30 2008						January 31 2008
	Lending-related and other			Trading-related
	Loans and acceptances
(C$ millions)	Outstanding	Undrawn commitments	Other (1)	Repo-style transactions (2)	Over-the- counter derivatives (3)	Total exposure (4)	Total exposure (4)
Residential mortgages (5)	$116,495	$1	$–	$–	$–	$116,496	$113,433
Personal	54,605	40,482	68	–	–	95,155	89,224
Credit cards	8,063	17,773	–	–	–	25,836	28,098
Small business (6)	2,639	2,803	48	–	–	5,490	5,294
Retail	$181,802	$61,059	$116	$–	$–	$242,977	$236,049
Business (7)
Agriculture	$5,439	$360	$24	$–	$13	$5,836	$5,839
Automotive	3,625	1,813	126	–	250	5,814	5,618
Consumer goods	5,801	2,129	429	–	426	8,785	8,522
Energy	6,876	8,305	2,498	1	1,981	19,661	19,045
Non-bank financial services	4,365	4,616	4,658	71,105	8,675	93,419	96,094
Forest products	1,294	447	112	8	31	1,892	2,107
Industrial products	4,010	2,151	314	–	153	6,628	6,640
Mining and metals	2,511	903	503	64	621	4,602	4,723
Real estate and related	21,091	3,971	1,305	148	259	26,774	24,427
Technology and media	2,773	2,768	618	–	696	6,855	6,143
Transportation and environment	3,180	1,821	542	–	184	5,727	5,134
Other	22,112	6,639	9,000	3,867	15,046	56,664	54,970
Sovereign (8)	2,024	2,541	7,865	3,188	15,022	30,640	29,917
Bank (9)	3,978	3,918	58,392	89,902	25,774	181,964	185,095
Wholesale	$89,079	$42,382	$86,386	$168,283	$69,131	$455,261	$454,274
Total exposure	$270,881	$103,441	$86,502	$168,283	$69,131	$698,238	$690,323

(1)	Includes contingent liabilities such as letters of credit and guarantees, and AFS debt securities.
(2)	Includes repurchase and reverse repurchase agreements and securities borrowing and lending transactions.
(3)	After factoring in master netting agreements.
(4)	Total exposure represents exposure at default, which is the expected gross exposure upon the default of an obligor. This amount is before any specific allowances and does not reflect the impact of credit risk mitigation. Exposure under Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(5)	Includes certain synthetic mortgage securitizations.
(6)	Includes small business exposure managed on a pooled basis.
(7)	Includes small business exposure managed on an individual client basis.
(8)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(9)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

Q2 2008 vs. Q1 2008

As at April 30, 2008, our gross credit risk exposure was $698 billion. Total exposure increased by $8 billion, or 1%, from January 31, 2008, with most of our increase in exposure from loans and acceptances. Most of the growth related to our retail portfolio. Retail credit risk exposure was $243 billion, or 35%, of our Total exposure. Personal loans increased by $6 billion, or 7%, and Residential mortgages increased by $3 billion, or 3%, driven by strong demand for our home equity lending products and a continued solid housing market in Canada. This growth was partially offset by a decrease in Credit cards resulting from additional securitizations. Wholesale credit risk exposure was $455 billion, or 65%, of our Total exposure. This portfolio was impacted by an increase in Business exposure driven by the ANB acquisition and a decrease in Bank due to lower repo-style transactions.

Our credit portfolio remained well diversified across all geographical regions. The majority of our exposure was in Canada, followed by Other international and the U.S.

Credit derivatives

Credit derivatives are over-the-counter contracts that transfer credit risk related to an underlying financial instrument from one counterparty to another. We purchase and sell credit protection for both trading and other than trading purposes. We are exposed to counterparty credit risk when we purchase credit protection or the derivative has a positive fair value. Credit derivatives and the related credit risks are subjected to the same credit approval, limit and monitoring standards used for managing other transactions that create credit exposure. As with other derivatives, we use collateral and master netting agreements for managing counterparty credit risk. For a more detailed description of the types of credit derivatives we enter into, refer to Note 7 of our 2007 Annual Report.

Trading credit derivatives

The majority of our credit derivative-related positions are entered into for trading purposes. These trading positions are generally equally split between purchased and sold protection. Our trading activities are conducted in association with market-making, positioning and managing certain trading-related credit risk. Over 95% of our net exposures continued to be with investment-grade counterparties.

For a summary of significant market developments in the quarter affecting certain of our trading credit derivative positions purchased from monoline insurers, refer to the Impact of market disruption in the Financial performance section.

26        Royal Bank of Canada        Second Quarter 2008

Trading credit derivatives

	As at
	April 30	January 31	April 30
(C$ millions)	2008	2008	2007
Notional amount	$384,697	$408,433	$299,879
Fair value (1)
Positive	11,245	15,799	2,211
Negative	9,781	14,398	1,624
Replacement cost (2)	3,865	3,641	1,292

(1)	Gross fair value before netting.
(2)	Replacement cost is after netting but before collateral.

Q2 2008 vs. Q2 2007

The total notional value of trading credit derivatives was up $84.8 billion, or 28%, from a year ago. Total gross Positive and Negative fair value increased $9 billion and $8.2 billion, respectively, from last year, while the Replacement cost increased $2.6 billion from a year ago. The increases largely reflected the higher trading levels related to the initiation of new trading strategies and widening of credit spreads.

Q2 2008 vs. Q1 2008

The total notional value of trading credit derivatives was down $23.7 billion, or 6%, from the prior quarter. Total gross Positive and Negative fair value were each down $4.6 billion from the previous quarter. The decreases were largely related to a strategic reduction in our positions. The Replacement cost increased $.2 billion, or 6%, from the previous quarter largely reflecting a net increase in Positive fair value with counterparties with whom we have netting arrangements.

Other than trading credit derivatives

We also purchase and sell credit derivatives for other than trading purposes in order to manage our overall credit portfolio. To mitigate industry sector concentrations and single-name exposures related to our credit portfolio, we purchase credit derivatives to transfer credit risk to third parties. We also sell credit protection in order to diversify our portfolio. Our credit protection sold does not constitute a material portion of our overall credit exposure. The notional amount of other than trading credit derivatives represents the contract amount used as a reference point to calculate payments. Notional amounts are generally not exchanged by the counterparties, and do not reflect our exposure at default. None of these contracts are with monoline insurers nor related to U.S. subprime related assets.

Other than trading credit derivatives position (notional amount and fair value) (1)

	As at
	April 30	January 31	April 30
(C$ millions)	2008	2008	2007
Credit portfolio
Business
Automotive	$408	$403	$413
Energy	550	668	1,153
Non-bank financial services	484	842	957
Mining and metals	519	517	205
Real estate and related	186	426	67
Technology and media	18	33	17
Transportation and environment	234	354	417
Other	469	485	480
Sovereign (2)	348	332	86
Bank (3)	728	710	494
Net protection purchased	$3,944	$4,770	$4,289
Offsetting protection sold related to the same reference entity	20	237	308
Gross protection purchased	$3,964	$5,007	$4,597
Net protection sold (4)	$130	$199	$236
Offsetting protection purchased related to the same reference entity	20	237	308
Gross protection sold	$150	$436	$544
Gross protection purchased and sold (notional amount)	$4,114	$5,443	$5,141
Fair value (5)
Positive	$85	$118	$20
Negative	43	49	32
(1)	Comprises credit default swaps.
(2)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(3)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(4)	Protection sold as at April 30, 2008 related to Other $130 million (January 31, 2008 – Consumer goods $72 million and Other $127 million; April 30, 2007 – Energy $8 million, Technology and media $11 million, and Other $217 million).
(5)	Gross fair value before netting.

Q2 2008 vs. Q2 2007

The gross notional value of other than trading credit derivatives was down $1 billion, or 20%, from a year ago, mainly due to a strategic reduction in our positions. Total protection purchased was down $.6 billion, or 14%, from the prior year. The decrease was mainly in the Energy, Non-bank financial services, and Transportation and environment sectors. This reduction was partially offset by an increase in the Mining and metals, Sovereign, Bank, and Real estate and related sectors to mitigate single-name concentration risks in our portfolio amid the ongoing downturn in the U.S. housing market and uncertainty in global financial markets. Total protection sold was down $394 million, or 72%, from the prior year, mainly related to Other and Technology and media sectors, largely reflecting a strategic reduction in our positions.

Total gross Positive fair value increased $65 million from the prior year, and total gross Negative fair value was up $11 million, or 34%, from a year ago. The increase was largely related to the continued widening of credit spreads.

Royal Bank of Canada        Second Quarter 2008        27

Q2 2008 vs. Q1 2008

The total notional value of other than trading credit derivatives was down $1.3 billion, or 24%, from the prior quarter, mainly reflecting the decrease in credit protection purchased. The decrease was mainly related to the Non-bank financial services, Real estate and related, and Energy sectors. Our credit protection sold was down $286 million, or 66%, from the previous quarter, as a result of strategic reduction in our position related to the Consumer goods and Other sectors.

Total gross Positive fair value was down $33 million, or 28%, from last quarter, and total gross Negative fair value was down $6 million, or 12%, from the prior quarter. The decrease was largely related to the continued tightening of credit spreads.

Credit quality performance

	As at or for the three months ended
	April 30	January 31	April 30
(C$ millions, except percentage amounts)	2008	2008	2007
Gross impaired loans
Canada	$380	$337	$327
U.S.	69	44	20
International	65	53	46
Retail	514	434	393
Canada	414	381	325
U.S.	1,027	643	129
International	35	36	32
Wholesale	1,476	1,060	486
Total gross impaired loans	$1,990	$1,494	$879
Allowance for credit losses
Retail	$146	$140	$125
Wholesale	364	286	167
Specific allowance	510	426	292
General allowance	1,300	1,244	1,234
Total allowance for credit losses	$1,810	$1,670	$1,526
Key credit quality ratios
Gross impaired loans as a % of loans and acceptances	.73%	.58%	.37%
Total net write-offs as a % of average net loans and acceptances	.40%	.33%	.33%

Q2 2008 vs. Q2 2007

Gross impaired loans

Total gross impaired loans increased $1,111 million, or 126%, from a year ago, primarily reflecting higher impaired loans in our U.S. banking business, mainly from our residential builder finance portfolio, particularly in California, Georgia and Arizona, and to a lesser degree in residential real estate loans in our U.S. retail loan portfolio, reflecting the downturn in the U.S. housing market and slowing U.S. economic conditions. These loans include our discontinued builder finance business related to the origination of loans in California, Washington, Arizona, Utah, Illinois, Idaho and Colorado (out-of-footprint loans). These out-of-footprint loans will be unwound in an orderly fashion over the next three to four years. The increase also reflected higher impaired loans in our corporate loan portfolio mainly due to an increase of $172 million related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller ABCP conduit programs secured by the AAA tranche of a CDO of ABS. Higher impaired loans in our Canadian agriculture, commercial and personal loan portfolios were partially offset by lower impaired loans in student loans.

Allowance for credit losses

Total allowance for credit losses was up $284 million, or 19%, from a year ago, largely driven by higher impaired loans in our U.S. residential builder finance business and in our corporate loan portfolio. Our general allowance also increased, largely reflecting the inclusion of ANB.

Q2 2008 vs. Q1 2008

Gross impaired loans

Total gross impaired loans increased $496 million, or 33%, compared to the prior quarter, largely due to higher impaired loans in our U.S. banking business, mainly from our residential builder finance portfolio, as well as in our U.S. commercial and retail loan portfolios amid the continued downturn in the U.S. housing market and slowing U.S. economy. The increase also reflected higher impaired loans in our corporate loan portfolio mainly due to an increase of $172 million related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller ABCP conduit programs secured by the AAA tranche of a CDO of ABS. Higher impaired loans in our Canadian agriculture and personal loan portfolios also contributed to the increase.

Allowance for credit losses

Total allowance for credit losses was up $140 million, or 8%, from the prior quarter. The increase was a result of higher specific allowance, largely due to a weakening in the credit quality of our U.S. residential builder finance business. Higher specific allowance in our corporate loan portfolio also contributed to the increase. Our general allowance also increased this quarter reflecting the inclusion of ANB.

Banking book equities

Banking book equities consist of positions in financial instruments held for investment purposes and are not part of our trading book. They include both direct and indirect ownership interests, whether voting or non-voting, in the assets and income of an entity, that are neither consolidated nor deducted for regulatory capital purposes. Banking book equities consist of publicly traded and private equities, partnership units, venture

28        Royal Bank of Canada        Second Quarter 2008

capital and holdings of derivative instruments tied to equity interests.

Basel II defines banking book equity exposures based on the economic substance of the transaction rather than the legal form or accounting treatment associated with the instrument. As such, differences exist in the identification of equity securities held in the banking book and those reported in Notes 1 to 3 of our 2007 Annual Report.

With reference to banking book equities reported on our unaudited Interim Consolidated Balance Sheets, the majority are classified as AFS, with the remainder classified as investments in associated corporations under other assets and non-equity (debt) securities.

Equities held in the banking book are subject to credit risk capital requirements as prescribed by the OSFI under Basel II.

The following table summarizes our banking book equity exposure and net unrealized losses on the portfolio.

	As at
	April 30	January 31
(C$ millions)	2008	2008
Public	$1,570	$1,813
Private	1,405	1,300
Total banking book equity exposures (1)	$2,975	$3,113
Accumulated net unrealized losses for regulatory purposes (2)	$(70)	$(48)

(1)	Total exposure represents exposure at default, which is the expected gross exposure upon the default of an obligor.
(2)	This amount represents unrealized losses net of income taxes.

Q2 2008 vs. Q1 2008

Banking book equity exposures decreased by $138 million, or 4%, compared to the previous quarter, largely due to the sale of public equity holdings. The decrease was partly offset by an increase in private equity holdings.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, equity or commodity prices, and credit spreads. We are exposed to market risk in our trading activities and our asset/liability management activities. The level of market risk to which we are exposed varies depending on market conditions, expectations of future price and yield movements and the composition of our trading portfolio. For further details, refer to pages 92 to 95 of our 2007 Annual Report.

Trading market risk

Trading market risk encompasses various risks associated with cash and related derivative products that are traded in interest rate, foreign exchange, equity, credit and commodity markets. We use measurement tools such as Value-at-Risk (VaR), sensi-

tivity analysis and stress testing in assessing global risk-return trends. VaR is a statistical technique that measures the worst-case loss expected over the period within a 99% confidence level. The breadth of our trading activity is designed to diversify market risk to any particular strategy, and to reduce trading revenue volatility. For further details, refer to pages 92 to 95 of our 2007 Annual Report. Our policies, processes and methodologies have not changed materially from those stated in our 2007 Annual Report.

The following table shows our global VaR for total trading activities by major risk category and also shows the diversification effect, which is calculated as the difference between the global VaR and the sum of the separate risk factor VaRs.

Global VaR

	April 30, 2008				January 31, 2008		April 30, 2007
		For the three months ended				For the three months ended		For the three months ended
(C$ millions)	As at April 30	High	Average	Low	As at January 31	Average	As at April 30	Average
Equity	$18	$21	$14	$8	$ 11	$15	$9	$7
Foreign exchange	3	6	2	1	3	2	2	3
Commodities	4	6	3	1	2	2	1	1
Interest rate	24	32	26	22	20	21	21	19
Credit specific	6	9	7	5	6	5	4	3
Diversification	(26)	n.m.	(23)	n.m.	(20)	(21)	(12)	(11)
Global VaR	$29	$40	$29	$24	$ 22	$24	$25	$22

	April 30, 2008				April 30, 2007
		For the six months ended				For the six months ended
(C$ millions)	As at April 30	High	Average	Low	As at April 30	Average
Equity	$ 18	$ 28	$ 14	$ 8	$ 9	$ 8
Foreign exchange	3	6	2	1	2	2
Commodities	4	6	2	1	1	1
Interest rate	24	32	24	17	21	18
Credit specific	6	9	6	4	4	3
Diversification	(26)	n.m.	(21)	n.m.	(12)	(12)
Global VaR	$ 29	$ 40	$ 27	$ 18	$ 25	$ 20

n.m.	not meaningful. The high and low VaRs for the risk factors as well as the global VaR generally occur at different dates in the period and the diversification benefit, defined as the sum of risk factor VaRs less global VaR, is not meaningful.

Royal Bank of Canada        Second Quarter 2008        29

Q2 2008 vs. Q2 2007

Average global VaR for the quarter of $29 million was up compared to $22 million a year ago. The increase largely reflected an increase in Equity and Interest rate risk as a result of both increased trading activity and market volatility. These increases were partially offset by the diversification effect, which rose to 44% from 33% a year ago.

Q2 2008 vs. Q2 2007 (Six months ended)

Average global VaR for the six months ended of $27 million was up compared to $20 million a year ago. This largely reflected an increase in Equity and Interest rate risks as a result of increased trading activity and market volatility. These increases were partially offset by the diversification effect, which rose to 44% from 38% a year ago.

Q2 2008 vs. Q1 2008

Average global VaR for the quarter of $29 million was up compared to $24 million in the previous quarter. This increase was primarily due to increased Interest rate risk reflecting higher trading activity and market volatility.

The global VaR at the end of the quarter of $29 million was up from $22 million at the end of last quarter, largely reflecting an increase in Equity and Interest rate as a result of higher trading activity and market volatility.

Trading revenue

During the quarter there were 11 days with net trading losses. Three of these net trading loss days, which exceeded global VaR for each respective day, were primarily due to the writedowns discussed further in the Impact of market disruption in the Financial performance section. The remaining eight net trading loss days were largely attributable to significant volatility experienced in the credit markets throughout the quarter and none of these exceeded the global VaR for each respective day.

Trading revenue and global VaR (1) (C$ millions)

(1)	Trading revenue on a taxable equivalent basis excluding revenue related to consolidated VIEs.

Non-trading market risk (Asset/Liability management)

Traditional non-trading banking activities, such as deposit taking and lending, expose us to market risk, of which interest rate risk is the largest component.

Our goal is to manage the interest rate risk of the non-trading balance sheet to a target level. We modify the risk profile of our balance sheet through proactive hedging to achieve our target level. We continually monitor the effectiveness of our interest rate risk mitigation activity on a value and earnings basis.

More information about our market risk management policies and processes associated with our non-trading activities is detailed on pages 92 to 95 of our 2007 Annual Report. Our policies and procedures have not changed materially from those stated in our 2007 Annual Report.

The following table provides the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. Over the quarter, our interest rate risk exposure was well within our target level.

Market risk measures – Non-trading banking activities

	April 30						January 31		April 30
	2008						2008		2007
	Economic value of equity risk			Net interest income risk
(C$ millions)	Canadian dollar impact	U.S. dollar impact (1)	All currencies	Canadian dollar impact	U.S. dollar impact (1)	All currencies	Economic value of equity risk	Net interest income risk	Economic value of equity risk	Net interest income risk
Before-tax impact of:
100bp increase in rates	$ (513)	$ (62)	$ (575)	$ (10)	$ 19	$ 9	$ (496)	$ 53	$ (500)	$ 66
100bp decrease in rates	455	34	489	(9)	(16)	(25)	386	(87)	372	(123)

(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

Operational risk is embedded in all our activities, including the practices and controls used to manage other risks. Failure to manage operational risk can result in direct or indirect financial loss, reputational impact, regulatory censure, or failure in the management of other risks such as credit or market risk.

For further details related to how we manage operational risk, refer to pages 95 to 96 of our 2007 Annual Report.

30        Royal Bank of Canada        Second Quarter 2008

Liquidity and funding risk

Liquidity and funding risk is the risk that an institution is unable to generate or obtain sufficient cash or its equivalent in a timely and cost-effective manner to meet its commitments as they come due. Our liquidity and funding management framework is designed to protect us against this risk under both normal and contemplated stress conditions. Our liquidity and funding management framework is discussed in more detail on pages 96 to 98 of our 2007 Annual Report.

Despite challenges presented by continuing global market volatility, there have been no material changes to our liquidity and funding management framework or levels of liquidity and funding risk since November 29, 2007. We believe our liquidity and funding position is sound and adequate to execute our strategy. There are no known trends, demands, commitments or events that are currently expected to materially change our current liquidity and funding position.

Credit ratings

The following table presents our major credit ratings as at May 28, 2008. In the second quarter of 2008, Standard & Poor’s revised our rating outlook from positive to stable citing the pressure on our earnings of our U.S. retail banking operations due to the downturn of the U.S. housing market. Overall, our strong credit ratings continue to support our ability to competitively access both short-and long-term funding markets.

As at May 28, 2008 (1)
	Short-term debt	Senior long-term debt	Outlook
Moody’s Investors Service	P-1	Aaa	stable
Standard & Poor’s	A-1+	AA-	stable
Fitch Ratings	F1+	AA	stable
DBRS	R-1(high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold our securities as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

Contractual obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our short- and long-term liquidity. Depending on the nature of these commitments, the obligations may be recorded on- and off-balance sheet. The following table provides a summary of our primary future contractual funding commitments.

	April 30					January 31	October 31
	2008					2008	2007
(C$ millions) (1)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total	Total
Unsecured long-term funding	$16,201	$20,017	$13,305	$7,584	$57,107	$53,957	$51,540
Covered bonds	–	–	3,145	1,966	5,111	4,850	–
Subordinated debentures	126	–	–	6,826	6,952	5,865	6,235
	$16,327	$20,017	$16,450	$16,376	$69,170	$64,672	$57,775

(1)	Amounts represent principal only and exclude accrued interest.

Financial stability forum disclosures

The Financial Stability Forum (FSF) is comprised of senior representatives of international financial authorities, including central banks and supervisory authorities and international financial institutions. On April 7, 2008, the FSF released its report to the G7 Ministers on recent conditions in the credit market. The key recommendations of the report included increasing risk disclosures and information related to valuation methods and writedowns for certain types of instruments and activities based on detailed best practice disclosures outlined in their report. As a result, we are providing the following specialized disclosures in the current quarter in addition to our disclosure on writedowns in the Impact of market disruption in the Financial performance section, risk exposures in the Risk management section, and policies and methods for determining fair values, and fair values of our financial instruments disclosed in Notes 1 and 2 to our unaudited Interim Consolidated Financial Statements.

Our disclosures are substantially compliant with the overall substance and aim of FSF recommendations for those disclosure areas that are significant to us. While the FSF recommends disclosing total on- and off-balance sheet exposures before and after hedging and before and after writedowns, most of the information provided below is on a net of hedging basis. Information on writedowns is also contained in the Impact of market disruption in the Financial performance section with some before and after hedging information provided relating to monoline insurer MBIA. There are several other specific types of disclosures recommended by the FSF related to both the on- and off-balance sheet exposures we have described in the sections below. Our two areas of greatest difficulty in providing additional disclosure are information relative to collateral and sensitivity analysis. Collateral information is less transparent for ABS or Special purpose entities (SPEs) where we are not a sponsor of the program. Sensitivity information is difficult to produce due to the complexity of the valuation models. Our disclosures emphasize transparency in the key areas of management judgment, such that the users of the information provided can make their own assessments in these areas. We will continue to work towards identifying areas for future disclosure.

U.S. subprime and Alt-A exposures

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our on-balance sheet exposures to these risks are comprised mainly of holdings of RMBS, CDOs of RMBS and mortgages (whole loans), which are loans rather than securities. RMBS and CDOs of RMBS may be classified on our balance sheet as either HFT or AFS. The mortgages are carried at amortized cost. Total fair value net of hedges related to our holdings of RMBS and CDOs of RMBS as well as total carrying value net of hedges related to our mortgages are presented in the table below. Our total exposures to U.S. subprime and Alt-A comprise less than 1% of our total assets as at April 30, 2008.

Royal Bank of Canada        Second Quarter 2008        31

Net exposure to U.S. subprime and Alt-A through RMBS, CDOs and mortgages

	As at April 30 2008
(C$ millions)	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value net of hedging
AAA	$137	$2,076	$100
AA	58	18	–
A	71	17	58
BBB	1	–	2
Below BBB-	7	72	3
Fair value	$274	$2,183	$163
Vintage
2003 (or before)	$30	$56	$(11)
2004	38	171	–
2005	174	1,104	57
2006	27	589	46
2007	5	263	71
Total vintage	$274	$2,183	$163	$2,620
Amortized cost of subprime/Alt-A mortgages (whole loans)	$262	$771		$1,033
Total subprime and Alt-A exposures				$3,653

Of our total holdings of RMBS, holdings with a fair value of $274 million, net of hedging, may be exposed to U.S. subprime risk. Of this potential exposure, over 97% of our related holdings are rated A and above, and 50% of our related holdings were rated AAA, on a net basis as at April 30, 2008. Less than 12% of these RMBS were issued within the past two years.

Of our total holdings of RMBS, holdings with a fair value of $2,183 million, net of hedging, may be exposed to U.S. Alt-A risk. Of this potential exposure, over 95% of our related holdings were rated AAA as at April 30, 2008. Less than 40% of these RMBS were issued within the past two years.

Of our total holdings of CDOs, holdings of $163 million, net of hedging, may be exposed to U.S. subprime or Alt-A risk. Of this potential exposure, over 96% of our related holdings were rated A and above and over 61% of our related holdings were rated AAA as at April 30, 2008. This represents less than 26% of our total net unhedged positions in CDOs in which we had direct holdings, which totalled $628 million.

Special purpose entities

In the normal course of business, we engage in a variety of financial transactions with SPEs that are typically set up for a single, discrete purpose, often have a limited life and serve to legally isolate the financial assets held by the SPE from the selling organization, which may be our customers or us. They are not operating entities and usually have no employees. Under GAAP, SPEs may or may not be recorded on our balance sheet. For a complete discussion of our off-balance sheet SPEs, refer to pages 77 to 80 of our 2007 Annual Report.

32        Royal Bank of Canada        Second Quarter 2008

SPEs may be VIEs as defined by CICA Accounting Guideline 15, Consolidation of Variable interest entities (AcG-15). Refer to the Critical accounting policies and estimates section on page 118, and Note 6 on VIEs, on pages 132 and 133 of our 2007 Annual Report for information about the VIEs that we have consolidated (on-balance sheet), or in which we have significant variable interests, but have not consolidated (off-balance sheet). Additional information about these VIEs as at April 30, 2008, is provided in the following table.

(C$ millions)	Total assets as at April 30 2008 (1)	Maximum potential amount of future payments at April 30 2008 (1), (3)	Total assets by credit ratings (2)
			AAA & AA	A	BBB	BB and below	Not rated
Unconsolidated VIEs in which we have significant variable interests :
Multi-seller conduits (4)	$41,101	$42,180	$17,370	$22,490	$1,070	$171	$–
Third-party conduits	4,609	2,158	-	677	103	–	3,829
Credit investment product VIEs	2,619	1,412	1,435	189	160	386	449
Investment funds	1,207	262	118	1	400	35	653
Structured finance VIEs	9,347	3,744	8,401	946	–	–	–
Other	304	108	–	–	–	–	304
	$59,187	$ 49,864	$27,324	$24,303	$1,733	$592	$5,235
Consolidated VIEs:
Investment funds	$1,081		$–	$–	$–	$–	$1,081
Structured finance VIEs	2,220		938	1,282	–	–	–
Credit investment product VIEs	65		–	–	–	65	–
Compensation vehicles	69		–	–	–	–	69
Other	135		–	–	–	–	135
	$3,570		$938	$1,282	$–	$65	$1,285

(C$ millions)	Total assets as at April 30 2008 (1)	Maximum potential amount of future payments at April 30 2008 (1), (3)	Total assets by average maturities (2)				Total assets by geographic location of borrowers (2)
			Under 1 year	1-5 years	Over 5 years	Not applicable	Canada	United States	Other International
Unconsolidated VIEs in which we have significant variable interests:
Multi-seller conduits (4)	$41,101	$42,180	$13,990	$24,572	$2,539	$–	$11,947	$27,213	$1,941
Third-party conduits	4,609	2,158	525	608	3,476	–	1,133	3,476	–
Credit investment product VIEs	2,619	1,412	–	–	2,619	–	–	2,619	–
Investment funds	1,207	262	4	–	612	591	40	716	451
Structured finance VIEs	9,347	3,744	–	–	9,347	–	–	9,347	–
Other	304	108	–	–	–	304	36	268	–
	$59,187	$49,864	$14,519	$25,180	$18,593	$895	$13,156	$43,639	$2,392
Consolidated VIEs:
Investment funds	$1,081		$–	$–	$–	$1,081	$–	$190	$891
Structured finance VIEs	2,220		–	–	2,220	–	–	2,220	–
Credit investment product VIEs	65		–	–	65	–	–	65	–
Compensation vehicles	69		–	–	–	69	69	–	–
Other	135		–	–	135	–	–	135	–
	$3,570		$–	$–	$2,420	$1,150	$69	$2,610	$891

(1)	Total assets and maximum exposure to loss correspond to disclosures normally provided at year end. Refer to Note 6 on page 132 of our 2007 Annual Report for further details on the nature of these disclosures.
(2)	Credit ratings, average maturities, and geographic location of borrowers is new information that is provided as a result of the FSF recommendations.
(3)	The maximum potential amount of future payments resulting from significant variable interests in these VIEs consists mostly of investments, loans, liquidity facilities, the fair value of derivatives, and program-wide credit enhancement facilities.
(4)	Represents the maximum exposure to loss for our multi-seller conduits only. We may extent our liquidity facilities for up to 102% of the total value of the assets in the conduits due to the discounted nature of the commercial paper issued by the conduits to finance the assets. As a result, the maximum potential amount of future payments may exceed the total assets in the multi-seller conduits.

The risk rating distribution of assets within the VIEs in the table above is indicative of the credit quality of the collateral underlying those assets. Note that for certain VIEs, assets are not rated as they may be comprised of derivatives, hedge fund units, personal or private loans, and other unrated assets.

Over 87% of assets in off-balance sheet VIEs in which we have significant variable interests were rated A or above. Over 62% of assets in our on-balance sheet VIEs were rated A or above. The assets in both the on-and off-balance sheet VIEs are primarily originated in the U.S. with varying maturities.

Multi-seller conduits

As presented in the table above, our own sponsored ABCP multi-seller conduits (multi-seller conduits) comprise over 69% of the total assets of VIEs that are not consolidated under GAAP, as at April 30, 2008. These VIEs are SPEs that are used primarily for the securitization of client financial assets. We administer these conduit programs in the U.S. and in Canada.

Royal Bank of Canada        Second Quarter 2008        33

Due to the severe liquidity pressures experienced in ABCP markets during the year, we, from time to time, purchased ABCP issued by our multi-seller conduits in order to facilitate the overall program liquidity. As at April 30, 2008, our total holdings were $415 million. These holdings are classified as held for trading and carried at fair value in our trading inventory and are monitored to ensure that we are not at risk of being required to consolidate the multi-seller conduits under GAAP.

We also provide backstop liquidity facilities and partial credit enhancements to the multi-seller conduits. For additional details refer to Note 14 in our unaudited Interim Financial Statements.

The following table summarizes our maximum exposure to loss categorized by securitized client asset type in the multi-seller conduits as at April 30, 2008.

Maximum exposure to loss by client asset type

April 30
(C$ millions)	2008
Outstanding securitized assets
Auto loans and leases	$10,729
Asset-backed securities	1,954
Consumer loans	1,568
Credit cards	13,222
Dealer floor plan receivables	516
Electricity market receivables	306
Equipment receivables	2,205
Insurance premiums	629
Other loans	314
Residential mortgages	1,949
Student loans	3,831
Trade receivables	4,613
Truck loans and leases	344
Total (1)	$42,180
(1)	Represents the maximum exposure to loss for our multi-seller conduits only.

Canadian non-bank-sponsored ABCP

Liquidity facilities totalling $220 million, included in the table above, were in place supporting Canadian non-bank administered conduits. These liquidity facilities remain undrawn. As at April 30, 2008, we held $66.8 million of third-party non-bank-sponsored commercial paper of which $5 million is held under the auspices of the Montreal Accord (par value is $10 million) where liquidity is contingent on a general market disruption and in which we were not a significant participant as a distributor or liquidity provider. The market for our remaining holdings remain liquid and active. For additional details on our involvement in the restructuring of non-bank-sponsored ABCP, refer to Note 14 to our unaudited Interim Consolidated Financial Statements.

Structured investment vehicles (SIVs)

We held US$1 million of direct holdings and US$79 million of normal course interest rate derivatives with SIVs as at April 30, 2008. We do not consider any of our positions to be impaired. We do not manage any SIVs.

Leveraged finance

Leveraged finance comprises financing of private equity ownership of infrastructure, essential services and other types of entities. It excludes investment-grade financing and non investment-grade financing where we have no private equity involvement. Our total commitments, both funded and unfunded are summarized in the following table by geography and industry, and comprise less than 1% of our total assets.

34        Royal Bank of Canada        Second Quarter 2008

	As at			Change from
(C$ millions)	April 30, 2008			January 31, 2008
	Unfunded commitments	Funded exposure	Total exposure	Unfunded commitments	Funded exposure	Net change in exposure
Leveraged finance by geography
Canada	$ 300	$ 599	$ 899	$(315)	$(43)	$(358)
U.S.	923	291	1,214	12	49	61
Europe	569	879	1,448	347	12	359
	$1,792	$1,769	$3,561	$ 44	$ 18	$ 62
Leveraged finance by type
Private equity ownership of infrastructure or essential services	$ 199	$ 907	$1,106	$ (22)	$ 12	$ (10)
Private equity ownership of other entities	1,593	862	2,455	66	6	72
	$1,792	$1,769	$3,561	$ 44	$ 18	$ 62

(C$ millions)	April 30
2008
Exposure by industry
Communications, media and telecommunications	$192
Consumer and industrial products	761
Energy	435
Non-bank financial services	200
Healthcare	79
Infrastructure	1,106
Technology	137
Utilities	120
Other	531
Total	$3,561

Additional FSF disclosures

The fair value of our total direct holdings of CMBS were $397 million as at April 30, 2008.

Capital management

Capital management framework

We actively manage our balance sheet to maintain strong capital ratios and high credit ratings while providing strong returns to our shareholders. Our capital management framework provides policies for defining, measuring, raising and investing capital in a co-ordinated and consistent manner. For further details, refer to pages 71 to 77 of our 2007 Annual Report.

Capital levels for Canadian banks are regulated pursuant to guidelines issued by the OSFI, based on standards issued by the Bank for International Settlements.

Basel II

As a result of the OSFI’s adoption of new guidelines based on “International Convergence of Capital Measurement and Capital Standards: A Revised Framework – Comprehensive Version (June 2006),” known as Basel II, effective November 1, 2007, major Canadian banks are required to calculate and report their regulatory capital ratios under new measurement standards. The top corporate entity to which Basel II applies at the consolidated level is Royal Bank of Canada. Under Basel II, we have adopted the Advanced Internal Ratings Based (AIRB) Approach for credit risk and, initially, the Standardized Approach for operational risk. For Market risk capital, we continue to use both the models and Standardized approaches under Basel II.

Royal Bank of Canada        Second Quarter 2008        35

As part of the transition to Basel II, the OSFI has allowed for staged implementation of the AIRB Approach for credit risk, including:

•	a waiver for RBC Bank (USA), formerly RBC Centura Bank, to use the Standardized Approach for credit risk through fiscal 2010
•	an extension for RBC Dexia IS to begin reporting under the AIRB Approach later in 2008, and
•

exemptions include exposures in our Caribbean banking operations for which credit risk is reported under the Basel II Standardized Approach on the basis that such portfolios and entities in applicable jurisdictions are non-material to RBC (currently defined as 1% of the total balance sheet amount and credit equivalent amount and 1% of RAA under Basel I, with aggregate exposures in the exemption category not exceeding 10% of the above-noted criteria).

Basel II has resulted in capital requirements that differ from those calculated under Basel I. For the most part, this reflects a shift in calculation methodology for risk-adjusted assets (RAA) from prescribed risk weights to using parameters that are more closely aligned with our internal assessment and measurement of risk. As Basel II is applied on a prospective basis, comparability to historical data and capital ratios reported under Basel I is difficult. For additional details on Basel II, refer to pages 76 to 77 of our 2007 Annual Report.

Risk-adjusted assets, regulatory capital and capital ratios

Risk-adjusted assets

Our RAA as calculated under Basel II are not directly comparable to RAA calculated previously under Basel I due to several factors, including:

•	Under the Basel II AIRB Approach for credit risk, banks rely on their own internal estimates for risk components in determining their capital requirements and equivalent RAA for a given exposure. This is in contrast to the use of industry-wide prescribed rates under Basel I
•	Basel II incorporates a specific charge for operational risk that was not required under Basel I, and
•	The asset class definitions have changed significantly and are more differentiated under Basel II.

Basel II has introduced a transitional capital floor adjustment. Once a bank achieves full compliance with AIRB implementation and data requirements, contingent on the OSFI approval, a 90% Basel I floor will apply for at least four quarters, after which banks may qualify for an 80% Basel I floor.

Regulatory capital and capital ratios

The adoption of Basel II introduced changes in the components of eligible regulatory capital. Significant changes include:

•

General allowances for credit losses on portfolios subject to the Standardized Approach can be included in Tier 2 capital up to a limit of 1.25% of the RAA of those portfolios. For portfolios subject to the AIRB Approach, the treatment depends on whether allowances are more or less than expected losses. In the former case, the difference is included in Tier 2 capital up to a limit of .6% of the AIRB portfolio’s credit RAA. In the latter case, the difference is deducted half from Tier 1 capital and the other half from Tier 2 capital. Under Basel I, general allowances were included in Tier 2 capital up to a maximum of .875% of total RAA.

•

Securitization-related increases in equity, for example, gains on sale, are deducted from Tier 1 capital. Other securitization-related deductions are made 50% from Tier 1 capital and 50% from Tier 2 capital. Previously, these deductions were made from Total capital.

The following table presents our regulatory capital, RAA and regulatory capital ratios.

(C$ millions, except percentage amounts) (1)	Basel II		Basel I
	As at
	April 30	January 31	October 31	April 30
	2008	2008	2007	2007
Capital
Tier 1 capital	$23,708	$23,564	$23,383	$22,716
Total capital	28,597	27,113	28,571	28,506
Risk-adjusted assets
Credit risk	$199,523	$188,483	$231,302	$224,785
Market risk	19,669	19,070	16,333	18,417
Operational risk	30,050	29,942	–	–
Total risk-adjusted assets (4)	$249,242	$237,495	$247,635	$243,202
Transitional capital floor risk-adjustment prescribed by the OSFI (2)	–	3,711	–	–
Total transitional risk-adjusted assets	$249,242	$241,206	$247,635	$243,202
Capital ratios
Tier 1 capital	9.5%	9.8%	9.4%	9.3%
Total capital	11.5%	11.2%	11.5%	11.7%
Assets-to-capital multiple (3)	20.1X	22.0X	19.9X	20.1X

(1)	As defined in the guidelines issued by the OSFI. Basel I and II calculations are not directly comparable.
(2)	Transitional adjustment as prescribed by the OSFI Capital Adequacy Requirements guideline Section 1.7.
(3)	Effective the second quarter of 2008, the OSFI amended the treatment of the general allowance in the calculation of the Basel II Assets-to-capital multiple. Comparative multiples have not been revised.
(4)	Risk-adjusted assets for April 30, 2007 was revised in the third quarter of 2007 to reflect a $563 million adjustment related to equity derivative contracts.

36        Royal Bank of Canada        Second Quarter 2008

Q2 2008 vs. Q2 2007

As at April 30, 2008, the Tier 1 capital ratio was 9.5% and the Total capital ratio was 11.5%.

The Tier 1 capital ratio was up 20 bps from a year ago. The increase was largely due to internal capital generation from earnings and Tier 1 capital issuances, partially offset by higher RAA and a higher goodwill capital deduction as a result of acquisitions.

The Total capital ratio was down 20 bps from a year ago, as internal capital generation from earnings and capital issuances were more than offset by higher RAA and the redemption of subordinated debentures in the period.

RAA were up $6 billion from a year ago, due primarily to business growth and acquisitions partially offset by the impact of the adoption of the AIRB Approach for Credit risk under Basel II.

As at April 30, 2008, our Assets-to-capital multiple remains below the maximum allowed by the OSFI.

Q2 2008 vs. Q4 2007

The Tier 1 capital ratio was up 10 bps from the fourth quarter of 2007. The increase was largely due to capital generation from earnings and capital issuances, partially offset by higher RAA and a higher goodwill capital deduction due to the acquisition of ANB.

The Total capital ratio was unchanged from the fourth quarter of 2007, as the effect of capital generation from earnings and capital issuances was offset by higher RAA and the redemption of subordinated debentures.

Overall, RAA were up $1.6 billion from the fourth quarter of 2007, primarily due to business growth and the acquisition of ANB, partially offset by the impact of the adoption of the AIRB Approach for Credit risk under Basel II.

Q2 2008 vs. Q1 2008

The Tier 1 capital ratio was down 30 bps from the previous quarter. The decrease was largely due to higher RAA and a higher goodwill capital deduction due to the acquisition of ANB, partially offset by capital issuances.

The Total capital ratio was up 30 bps from the previous quarter, reflecting the issuance of subordinated debentures.

Overall, RAA were up $8 billion from the previous quarter, primarily due to business growth and the acquisition of ANB.

As at April 30, 2008, our Assets-to-capital multiple declined 1.9 times compared to the first quarter mainly due to capital issuances and the revised treatment of the general allowance in the calculation of the multiple introduced by the OSFI this quarter. The decline was partially offset by the impact of the ANB acquisition.

Selected capital management activity

	For the three months ended	For the six months ended
	April 30	April 30
(C$ millions)	2008	2008
Dividends
Common	$647	$1,285
Preferred	23	47
Common shares issued (1)	853	885
Repurchase of common shares – normal course issuer bid	–	55
Preferred shares issued	213	213
Trust Capital Securities issued	500	500
Subordinated debentures issued	1,000	1,000
Repurchase and redemption of subordinated debentures	–	500
(1)	Includes $23 million ($55 million for the six months ended April 30, 2008), which represents cash received for stock options exercised during the period.

Q2 2008

Tier 1

Effective November 1, 2007, we renewed our normal course issuer bid (NCIB) for one year, to purchase, for cancellation, up to 20 million common shares. During the quarter, there were no share repurchases under our NCIB program as capital preservation to maintain strong capital ratios took precedence. For the six months ended April 30, 2008, we purchased 1.1 million of our common shares for $55 million.

On February 22, 2008, we issued 16.4 million common shares for $830 million as part of the consideration paid to acquire ANB.

On April 29, 2008, we issued $212.5 million of Non-cumulative First Preferred Shares Series AH at $25 per share.

On April 28, 2008, we issued $500 million of RBC Trust Capital Securities, of which $147 million was included in Tier 1 capital, $182 million was included in Tier 2B capital, with the remaining $171 million currently not recognized as capital.

Tier 2

On January 22, 2008, we redeemed all of our outstanding $500 million subordinated debentures due January 22, 2013, at par value plus accrued interest.

On March 11, 2008, we issued $1 billion of subordinated debentures Series 11 through our Canadian Medium Term Note Program.

Subsequent to April 30, 2008, we announced the following capital-related transaction:

On May 29, 2008, we announced our intention to redeem all $300 million of Non-cumulative First Preferred Shares Series N at $25 per share. The redemption is expected to be completed on August 22, 2008, and will be financed out of our general corporate funds.

For further details about our capital management activity, refer to Note 10 to our unaudited Interim Consolidated Financial Statements.

Royal Bank of Canada        Second Quarter 2008        37

Share data and dividends

	As at
	April 30
	2008
(C$ millions, except number of shares and per share amounts)	Number of shares (000s)	Amount	Dividends declared per share
First Preferred (1)
Non-cumulative Series N	12,000	$300	$.29
Non-cumulative Series W	12,000	300	.31
Non-cumulative Series AA	12,000	300	.28
Non-cumulative Series AB	12,000	300	.29
Non-cumulative Series AC	8,000	200	.29
Non-cumulative Series AD	10,000	250	.28
Non-cumulative Series AE	10,000	250	.28
Non-cumulative Series AF	8,000	200	.28
Non-cumulative Series AG	10,000	250	.28
Non-cumulative Series AH	8,500	213	–
Total First Preferred		$2,563
Common shares outstanding	1,294,084	$8,184	$.50
Treasury shares – preferred	(332)	(7)
Treasury shares – common	(2,118)	(99)
Stock options
Outstanding	25,982
Exercisable	21,275

(1)	As at April 30, 2008, the aggregate number of common shares issuable on the conversion of the First Preferred Shares Series N was approximately 6,630,000. As at April 30, 2008, the First Preferred Shares Series W was not yet convertible. The other preferred shares do not have conversion options.

As at May 23, 2008, the number of outstanding common shares and stock options were 1,314,454,000 and 25,858,000, respectively. As at May 23, 2008, the number of Treasury shares – preferred and Treasury shares – common were 297,000 and 2,319,000, respectively.

Economic Capital

Economic Capital is our own quantification of risks associated with business activities. Economic Capital is attributed to each business segment in proportion to assessed risks in each business segment.

For further details, refer to page 75 of our 2007 Annual Report.

(C$ millions average balances)	For the three months ended
	April 30	January 31	April 30
	2008	2008	2007
Credit risk	$7,850	$7,400	$6,800
Market risk (trading and non-trading)	1,750	1,300	2,850
Operational risk	2,400	2,750	2,850
Business and fixed asset risk	2,000	2,050	2,000
Insurance risk	150	150	150
Risk capital	$14,150	$13,650	$14,650
Goodwill and intangibles	6,400	5,450	5,600
Economic Capital	$20,550	$19,100	$20,250
Unattributed capital (1)	3,000	3,650	1,700
Common equity	$23,550	$22,750	$21,950

(1)	Unattributed capital is reported in Corporate Support.

Q2 2008 vs. Q2 2007

Economic Capital increased $300 million from a year ago, largely due to higher Credit risk capital and Goodwill and intangibles, partly offset by a decrease in Market risk (non-trading) capital and Operational risk capital. Credit risk capital increased largely due to business growth, while Goodwill and intangibles increased largely as a result of the acquisition of ANB. The decrease in Market risk (non-trading) capital was primarily the result of methodology changes related to interest rate risk, while Operational risk capital was down due to lower revenue.

Q2 2008 vs. Q1 2008

Economic Capital increased $1.5 billion from the previous quarter, largely due to increases in Goodwill and intangibles and Credit risk. The increase in Goodwill and intangibles was attributable to the acquisition of ANB, while the increase in Credit risk was largely due to business growth.

38        Royal Bank of Canada        Second Quarter 2008

Subsidiary capital

Management of consolidated capital is a key objective for us as the amount of capital deployed in subsidiaries has grown. For details on our subsidiary capital management framework, refer to page 76 of our 2007 Annual Report.

The following table provides the Tier 1 and Total capital ratios of our significant banking subsidiary, RBC Bank (USA).

Capital ratios of our significant banking subsidiary

	As at
	April 30	January 31	April 30
	2008	2008	2007
RBC Bank (USA) (1), (2), (3)
Tier 1 capital ratio	9.8%	10.2%	10.4%
Total capital ratio	12.1%	12.6%	12.6%

(1)	Calculated using guidelines issued by the U.S. Federal Reserve Board under Basel I, as the U.S. will adopt Basel II no earlier than 2010.
(2)	As RBC Bank (USA) fiscal year runs from January 1 to December 31, the quarterly ratios shown are as at March 31, 2008, December 31, 2007 and March 31, 2007, respectively.
(3)	Capital ratios for January 31, 2008 have been revised to reflect information included in RBC Bank (USA) audited financial statements.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are not recorded on our Consolidated Balance Sheets. For a complete discussion of these types of arrangements, including their nature, business purpose and importance, see pages 77 to 80 of our 2007 Annual Report.

Securitizations

We periodically securitize our residential mortgage loans and credit card loans primarily to diversify our funding sources and enhance our liquidity position. We also securitize residential and commercial mortgage loans for sales and trading activities. Through the use of certain financial instruments, we also enter into synthetic securitizations to transfer risks relating to selected elements of our financial assets without actually transferring the assets. The following highlights the notional value of securitization activities that impacted our unaudited Interim Consolidated Balance Sheets. For further details, refer to Note 5 to our unaudited Interim Consolidated Financial Statements.

Q2 2008 (Three months ended)

During the second quarter of 2008, we securitized $3.6 billion of residential mortgages, of which $1.2 billion were sold and the remaining $2.4 billion were retained. We also securitized $1 billion in credit card loans during this quarter.

Q2 2008 (Six months ended)

For the six months ended April 30, 2008, we securitized $6.2 billion of residential mortgages, of which $2.4 billion were sold and the remaining $3.8 billion were retained. We also securitized $1 billion in credit card loans and $.2 billion in commercial mortgage loans during the six-month period ended April 30, 2008.

Q2 2008 (Twelve months ended)

For the twelve months ended April 30, 2008, we securitized $14.4 billion of residential mortgages, of which $5.6 billion were sold and the remaining $8.8 billion were retained. We also securitized $1 billion in credit card loans and $1.2 billion in commercial mortgage loans during the twelve-month period ended April 30, 2008.

Guarantees

In the normal course of business, we provide to third parties guarantees, including credit derivatives, written put options, securities lending indemnifications, backstop liquidity facilities, financial standby letters of credit, performance guarantees, stable value products, credit enhancements, mortgage loans sold with recourse and certain indemnification agreements. As at April 30, 2008, we had $38 billion in backstop liquidity facilities related to asset-backed commercial paper programs, of which 96% were committed to RBC-administered conduits. Refer to Note 27 of our 2007 Annual Report for further information on the above guarantees and a description of our obligations under certain indemnification agreements.

Structured finance VIEs – U.S. ARS

In the first quarter of 2008, we purchased U.S. ARS in entities which funded their long-term investments in student loans by issuing short-term senior and subordinated notes. Certain of these entities are not consolidated.

In the second quarter of 2008, we sold approximately $1.0 billion of the ARS into Tender Option Bond (TOB) programs. Each TOB program consists of a credit enhancement (CE) trust and a TOB trust. Each ARS sold to the TOB program is supported by a letter of credit issued by us and is financed by the issuance of floating-rate certificates to short-term investors and a residual certificate to a single third-party investor. We are the remarketing agent for the floating rate certificates and we provide liquidity facilities to each of the TOB programs to purchase any floating-rate certificates that have been tendered but not remarketed. We are not exposed to the majority of the variability of the CE and TOB trusts and as a result, do not consolidate them. Refer to our VIE disclosure in Note 9 and to the Impact of market disruption in the Financial performance section for details.

Related party transactions

Our policies and procedures for related party transactions have not changed materially from October 31, 2007. For further information, refer to Note 29 of our 2007 Annual Report.

Royal Bank of Canada        Second Quarter 2008        39

Interim Consolidated Financial Statements (unaudited)

Consolidated Balance Sheets (unaudited)

	April 30	January 31	October 31	April 30
(C$ millions)	2008	2008	2007	2007
Assets

Cash and due from banks	$5,958	$4,187	$4,226	$4,270
Interest-bearing deposits with banks	12,349	13,664	11,881	8,512
Securities
Trading	140,516	150,750	147,485	169,574
Available-for-sale	34,836	33,598	30,770	28,935
	175,352	184,348	178,255	198,509
Assets purchased under reverse repurchase agreements and securities borrowed	61,561	76,419	64,313	72,142
Loans
Retail	181,802	174,779	169,462	158,616
Wholesale	77,822	72,430	69,967	67,033
	259,624	247,209	239,429	225,649
Allowance for loan losses	(1,730)	(1,591)	(1,493)	(1,446)
	257,894	245,618	237,936	224,203
Other
Customers’ liability under acceptances	11,257	11,700	11,786	9,944
Derivatives	71,743	73,345	66,585	45,692
Premises and equipment, net	2,643	2,277	2,131	1,993
Goodwill	6,165	4,897	4,752	5,098
Other intangibles	671	625	628	727
Other assets	21,878	15,681	17,853	17,986
	114,357	108,525	103,735	81,440
	$627,471	$632,761	$600,346	$589,076
Liabilities and shareholders' equity

Deposits
Personal	$125,543	$121,351	$116,557	$119,692
Business and government	238,539	229,598	219,886	210,168
Bank	35,343	43,467	28,762	42,868
	399,425	394,416	365,205	372,728
Other
Acceptances	11,257	11,700	11,786	9,944
Obligations related to securities sold short	43,264	44,312	44,689	48,377
Obligations related to assets sold under repurchase agreements and securities loaned	28,278	40,522	37,033	41,207
Derivatives	71,551	74,127	72,010	48,660
Insurance claims and policy benefit liabilities	7,556	7,558	7,283	7,864
Other liabilities	29,479	26,013	28,483	26,222
	191,385	204,232	201,284	182,274
Subordinated debentures	6,952	5,865	6,235	6,809
Trust capital securities	1,397	1,400	1,400	1,379
Preferred share liabilities	300	300	300	297
Non-controlling interest in subsidiaries	2,024	1,523	1,483	1,508
Shareholders’ equity
Preferred shares	2,263	2,050	2,050	2,050
Common shares (shares issued – 1,294,084,061; 1,276,634,851; 1,276,260,033 and 1,275,327,173)	8,184	7,328	7,300	7,250
Contributed surplus	245	267	235	241
Treasury shares – preferred (shares held – 332,044; 290,100; 248,800 and 851,051)	(7)	(6)	(6)	(21)
– common (shares held – 2,117,985; 2,622,469; 2,444,320 and 2,647,787)	(99)	(119)	(101)	(99)
Retained earnings	18,951	18,698	18,167	16,786
Accumulated other comprehensive income (loss)	(3,549)	(3,193)	(3,206)	(2,126)
	25,988	25,025	24,439	24,081
	$627,471	$632,761	$600,346	$589,076

40        Royal Bank of Canada        Second Quarter 2008

Consolidated Statements of Income (unaudited)

	For the three months ended			For the six months ended
(C$ millions)	April 30	January 31	April 30	April 30	April 30
	2008	2008	2007	2008	2007
Interest income
Loans	$3,693	$3,930	$3,544	$7,623	$7,074
Securities	1,834	1,810	2,020	3,644	3,881
Assets purchased under reverse repurchase agreements and securities borrowed	758	934	911	1,692	1,786
Deposits with banks	120	150	119	270	280
	6,405	6,824	6,594	13,229	13,021
Interest expense
Deposits	3,061	3,492	3,384	6,553	6,690
Other liabilities	1,025	1,077	1,236	2,102	2,420
Subordinated debentures	80	81	85	161	172
	4,166	4,650	4,705	8,816	9,282
Net interest income	2,239	2,174	1,889	4,413	3,739
Non-interest income
Insurance premiums, investment and fee income	800	841	855	1,641	1,675
Investment management and custodial fees	427	433	394	860	764
Mutual fund revenue	385	375	361	760	715
Trading revenue	(273)	366	575	93	1,378
Securities brokerage commissions	309	333	338	642	661
Service charges	323	324	328	647	646
Underwriting and other advisory fees	163	216	319	379	607
Foreign exchange revenue, other than trading	149	166	134	315	256
Card service revenue	134	159	134	293	283
Credit fees	84	108	88	192	148
Securitization revenue	121	66	97	187	188
Net (loss) gain on sale of available-for-sale securities	(89)	(20)	5	(109)	53
Other	182	106	152	288	254
Non-interest income	2,715	3,473	3,780	6,188	7,628
Total revenue	4,954	5,647	5,669	10,601	11,367
Provision for credit losses	349	293	188	642	350
Insurance policyholder benefits, claims and acquisition expense	548	616	677	1,164	1,193
Non-interest expense
Human resources	1,800	1,992	2,022	3,792	4,029
Equipment	273	268	247	541	491
Occupancy	232	214	215	446	413
Communications	178	161	178	339	334
Professional fees	127	134	129	261	249
Outsourced item processing	82	77	82	159	156
Amortization of other intangibles	29	22	25	51	47
Other	249	252	250	501	496
	2,970	3,120	3,148	6,090	6,215
Income before income taxes	1,087	1,618	1,656	2,705	3,609
Income taxes	156	343	353	499	788
Net income before non-controlling interest	931	1,275	1,303	2,206	2,821
Non-controlling interest in net income of subsidiaries	3	30	24	33	48
Net income	$928	$1,245	$1,279	$2,173	$2,773
Preferred dividends	(23)	(24)	(22)	(47)	(38)
Net income available to common shareholders	$905	$1,221	$1,257	$2,126	$2,735
Average number of common shares (in thousands)	1,287,245	1,273,862	1,272,212	1,280,616	1,273,419
Basic earnings per share (in dollars)	$.70	$.96	$.99	$1.66	$2.15
Average number of diluted common shares (in thousands)	1,298,069	1,286,595	1,288,415	1,292,291	1,290,808
Diluted earnings per share (in dollars)	$.70	$.95	$.98	$1.64	$2.12
Dividends per share (in dollars)	$.50	$.50	$.46	$1.00	$.86

Royal Bank of Canada        Second Quarter 2008        41

Consolidated Statements of Comprehensive Income (unaudited)

(C$ millions)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2008	2008	2007	2008	2007
Comprehensive income
Net income	$928	$1,245	$1,279	$2,173	$2,773
Other comprehensive income, net of taxes
Net unrealized (losses) gains on available-for-sale securities	(215)	10	(10)	(205)	16
Reclassification of losses (gains) on available-for-sale securities to income	12	10	(4)	22	9
	(203)	20	(14)	(183)	25
Unrealized foreign currency translation gains (losses)	55	1,010	(1,036)	1,065	(157)
Reclassification of gains on foreign currency translation to income	(2)	–	(1)	(2)	(41)
Net foreign currency translation (losses) gains from hedging activities	(46)	(696)	652	(742)	29
	7	314	(385)	321	(169)
Net (losses) gains on derivatives designated as cash flow hedges	(144)	(323)	29	(467)	46
Reclassification of (gains) losses on derivatives designated as cash flow hedges to income	(16)	2	4	(14)	21
	(160)	(321)	33	(481)	67
Other comprehensive (loss) income	(356)	13	(366)	(343)	(77)
Total comprehensive income	$572	$1,258	$913	$1,830	$2,696

Consolidated Statements of Changes in Shareholders' Equity (unaudited)

	April 30	January 31	April 30	April 30	April 30
(C$ millions)	2008	2008	2007	2008	2007
Preferred shares
Balance at beginning of period	$2,050	$2,050	$1,600	$2,050	$1,050
Issued	213	–	450	213	1,150
Redeemed for cancellation	–	–	–	–	(150)
Balance at end of period	2,263	2,050	2,050	2,263	2,050
Common shares
Balance at beginning of period	7,328	7,300	7,216	7,300	7,196
Issued	856	34	50	890	113
Purchased for cancellation	–	(6)	(16)	(6)	(59)
Balance at end of period	8,184	7,328	7,250	8,184	7,250
Contributed surplus
Balance at beginning of period	267	235	255	235	292
Renounced stock appreciation rights	–	(2)	(2)	(2)	(4)
Stock-based compensation awards	(18)	27	(10)	9	(49)
Other	(4)	7	(2)	3	2
Balance at end of period	245	267	241	245	241
Treasury shares – preferred
Balance at beginning of period	(6)	(6)	(3)	(6)	(2)
Sales	7	4	5	11	7
Purchases	(8)	(4)	(23)	(12)	(26)
Balance at end of period	(7)	(6)	(21)	(7)	(21)
Treasury shares – common
Balance at beginning of period	(119)	(101)	(114)	(101)	(180)
Sales	41	7	16	48	118
Purchases	(21)	(25)	(1)	(46)	(37)
Balance at end of period	(99)	(119)	(99)	(99)	(99)
Retained earnings
Balance at beginning of period	18,698	18,167	16,264	18,167	15,771
Transition adjustment – Financial instruments (1)	–	–	–	–	(86)
Net income	928	1,245	1,279	2,173	2,773
Preferred share dividends	(23)	(24)	(22)	(47)	(38)
Common share dividends	(647)	(638)	(586)	(1,285)	(1,097)
Premium paid on common shares purchased for cancellation	–	(49)	(143)	(49)	(514)
Issuance costs and other	(5)	(3)	(6)	(8)	(23)
Balance at end of period	18,951	18,698	16,786	18,951	16,786
Accumulated other comprehensive income (loss)
Transition adjustment – Financial instruments (1)	(45)	(45)	(45)	(45)	(45)
Unrealized gains and losses on available-for-sale securities	(248)	(45)	25	(248)	25
Unrealized foreign currency translation gains and losses, net of hedging activities	(2,886)	(2,893)	(2,173)	(2,886)	(2,173)
Gains and losses on derivatives designated as cash flow hedges	(370)	(210)	67	(370)	67
Balance at end of period	(3,549)	(3,193)	(2,126)	(3,549)	(2,126)
Retained earnings and Accumulated other comprehensive income	15,402	15,505	14,660	15,402	14,660
Shareholders’ equity at end of period	$25,988	$25,025	$24,081	$25,988	$24,081

(1)	The transition adjustment relates to the implementation of the new financial instruments accounting standards. Refer to Note 1 to the Consolidated Financial Statements of our 2007 Annual Report.

42        Royal Bank of Canada        Second Quarter 2008

Consolidated Statements of Cash Flows (unaudited)

(C$ millions)	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2008	2008	2007	2008	2007
Cash flows from operating activities
Net income	$928	$1,245	$1,279	$2,173	$2,773
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	349	293	188	642	350
Depreciation	133	121	106	254	208
Business realignment payments	(2)	(5)	(9)	(7)	(26)
Future income taxes	(277)	(183)	57	(460)	(104)
Amortization of other intangibles	29	22	25	51	47
Gain on sale of premises and equipment	(4)	(4)	(4)	(8)	(8)
Gain on loan securitizations	(76)	(22)	(38)	(98)	(75)
Gain on sale of available-for-sale securities	(12)	(8)	(17)	(20)	(77)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(2)	275	(84)	273	527
Net change in accrued interest receivable and payable	66	99	164	165	167
Current income taxes	(78)	(1,535)	169	(1,613)	128
Derivative assets	1,602	(6,760)	(3,466)	(5,158)	(7,963)
Derivative liabilities	(2,576)	2,117	4,689	(459)	6,566
Trading securities	11,043	(2,567)	(1,365)	8,476	(12,419)
Net change in brokers and dealers receivable and payable	(671)	1,416	1,796	745	112
Other	(4,457)	(1,379)	1,121	(5,836)	326
Net cash from (used in) operating activities	5,995	(6,875)	4,611	(880)	(9,468)
Cash flows used in investing activities
Change in interest-bearing deposits with banks	1,315	(1,783)	(875)	(468)	1,990
Change in loans, net of loan securitizations	(23,002)	(10,535)	(7,656)	(33,537)	(18,792)
Proceeds from loan securitizations	2,846	1,405	2,188	4,251	3,941
Proceeds from sale of available-for-sale securities	4,695	988	2,242	5,683	4,555
Proceeds from maturity of available-for-sale securities	4,044	5,839	3,638	9,883	6,585
Purchases of available-for-sale securities	(10,083)	(8,061)	(5,720)	(18,144)	(9,875)
Net acquisitions of premises and equipment	(676)	(267)	(148)	(943)	(343)
Change in assets purchased under reverse repurchase agreements and securities borrowed	14,847	(12,106)	(4,398)	2,741	(12,764)
Net cash used in acquisitions	1,568	(9)	290	1,559	(283)
Net cash used in investing activities	(4,446)	(24,529)	(10,439)	(28,975)	(24,986)
Cash flows from financing activities
Change in deposits	11,219	29,211	4,895	40,430	25,354
Issue of RBC Trust Capital Securities (RBC TruCS)	500	–	–	500	–
Repayment of subordinated debentures	–	(500)	–	(500)	(489)
Issue of subordinated debentures	1,000	–	–	1,000	–
Issue of preferred shares	213	–	450	213	1,150
Redemption of preferred shares for cancellation	–	–	–	–	(150)
Issuance costs	(5)	–	(7)	(5)	(24)
Issue of common shares	855	32	46	887	103
Purchase of common shares for cancellation	–	(55)	(159)	(55)	(573)
Sales of treasury shares	48	11	21	59	125
Purchase of treasury shares	(29)	(29)	(24)	(58)	(63)
Dividends paid	(662)	(661)	(527)	(1,323)	(1,057)
Dividends/distributions paid by subsidiaries to non-controlling interests	(1)	(30)	(1)	(31)	(32)
Change in obligations related to assets sold under repurchase agreements and securities loaned	(11,982)	3,489	90	(8,493)	104
Change in obligations related to securities sold short	(1,048)	(377)	2,016	(1,425)	10,125
Change in short-term borrowings of subsidiaries	99	161	(478)	260	(250)
Net cash from financing activities	207	31,252	6,322	31,459	34,323
Effect of exchange rate changes on cash and due from banks	15	113	(102)	128	–
Net change in cash and due from banks	1,771	(39)	392	1,732	(131)
Cash and due from banks at beginning of period	4,187	4,226	3,878	4,226	4,401
Cash and due from banks at end of period	$5,958	$4,187	$4,270	$5,958	$4,270
Supplemental disclosure of cash flow information
Amount of interest paid in period	$4,010	$4,891	$4,341	$8,901	$9,180
Amount of income taxes paid in period	$312	$1,504	$394	$1,816	$687

Royal Bank of Canada        Second Quarter 2008        43

Notes to the Interim Consolidated Financial Statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share and percentage amounts)

These unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods described in our audited Consolidated Financial Statements for the year ended October 31, 2007, except as described below. Under Canadian GAAP, additional disclosures are required in annual financial statements; therefore, these unaudited Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended October 31, 2007, and the accompanying notes included on pages 117 to 176 in our 2007 Annual Report to shareholders (2007 Annual Report). In the opinion of management, all adjustments necessary for a fair presentation of results for the periods reported have been included. These adjustments consist only of normal recurring adjustments, except as otherwise disclosed. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1: Significant accounting policies

Significant accounting changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On November 1, 2007, we adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants (CICA): Handbook Section 1535, Capital Disclosures (Section 1535), Handbook Section 3862, Financial Instruments –Disclosures (Section 3862), and Handbook Section 3863, Financial Instruments – Presentation (Section 3863).

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital, (ii) quantitative data about what the entity regards as capital, (iii) whether the entity has complied with any capital requirements, and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replaced Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revised and enhanced its disclosure requirements, and continued its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Note 2: Fair values of financial instruments

The fair value of a financial instrument is the amount at which the financial instrument could be exchanged in an arm’s-length transaction between knowledgeable and willing parties under no compulsion to act. Fair values are determined by reference to quoted bid or ask prices, as appropriate, in the most advantageous active market for that instrument to which we have immediate access. Where bid and ask prices are unavailable, we use the closing price of the most recent transaction of that instrument subject to the liquidation adjustments referred to below. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, we look primarily to external readily observable market inputs including factors such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable. In limited circumstances, we use input parameters that are not based on observable market data with an adjustment to reflect uncertainty and to ensure that financial instruments are reported at fair values. Based on our assessment we believe that using possible alternative assumptions to fair value such financial instruments will not result in significantly different fair values.

For certain financial instruments where market prices are not observable due to insufficient trading volume or a lack of recent trades in a less active or inactive market, liquidity adjustments are factored into the determination of their fair values. Liquidity adjustments are also calculated to reflect the cost of unwinding a larger than normal market size risk position.

All of our derivatives transactions are accounted for on a fair value basis. We record valuation adjustments that represent the fair value of the credit risk of our derivative portfolios in order to ascertain their fair values. These adjustments take into account the creditworthiness of our counterparties, the current and potential future mark-to-market of the transactions, and the effects of credit mitigants such as master netting agreements and collateral agreements. Credit valuation adjustments are recalculated regularly for all of our derivative portfolios. Changes to credit valuation adjustments are recorded in current period income.

A net gain of $2 million, representing the change in fair values estimated based on valuation techniques using input parameters that are not supported by observable market data, was recognized in net income for the quarter ended April 30, 2008 (quarter ended January 31, 2008 – $4 million).

The unrealized gain or loss at inception for financial instruments is recognized in net income only if the fair value of the instrument is (i) evidenced by a quoted market price in an active market or observable current market transactions that are substantially the same, (ii) based on a valuation technique that uses observable market inputs, or (iii) the risks associated with the derivative contract are fully offset by another contract(s) with third party(ies). Unrealized gain or loss at inception is the difference between the transaction price and its fair value on the trade date. For financial instruments where the fair value is not evidenced by the above-mentioned criteria or the risks associated with the original contract are not fully transferred to a third party, the unrealized gain or loss at inception is deferred. The deferred gain or loss is recognized when (i) unobservable market inputs become observable to support the fair value of the transaction, (ii) the risks associated with the original contract are substantially offset by another contract(s) with third party(ies), (iii) the gain or loss is realized through receipt or payment of cash, or (iv) the transaction is terminated early or on maturity.

We have documented our internal policies that detail our processes for determining fair value, including the methodologies used in establishing our valuation adjustments. These methodologies are consistently applied and periodically reviewed by Group Risk Management.

44        Royal Bank of Canada        Second Quarter 2008

Note 2: Fair values of financial instruments (continued)

The following table summarizes changes in the aggregate amount of deferred unrealized gains or losses at inception for financial instruments for each of the three-month periods ended April 30, 2008 and January 31, 2008.

	As at and for the three months ended
	April 30	January 31
	2008	2008
Deferred unrealized gains not yet recognized in net income, as at beginning of period	$180	$186
Add: Deferred unrealized losses arising during the period	(1)	(2)
Less: Deferred gains reclassified to net income during the period	2	4
Deferred unrealized gains, as at end of period	$177	$180

The deferred unrealized gains and losses at inception primarily arise in equity structured notes, structured credit and interest rate derivatives, and bank-owned life insurance policies.

Carrying value and fair value of selected financial instruments

The following tables provide a comparison of the carrying and fair values for each classification of financial instruments as at April 30, 2008 and October 31, 2007:

	As at April 30, 2008
	Carrying value and fair value of
	Financial instruments required to be classified as held-for-trading	Financial instruments designated as held-for- trading	Available-for-sale instruments measured at fair value	Loans and receivables and non- trading liabilities (1)	Available- for-sale instruments measured at cost (2)	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$120,973	$19,543	$–	$–	$–	$140,516	$140,516
Available-for-sale (3)	–	–	33,700	–	1,136	34,836	34,836
Total securities	$120,973	$19,543	$33,700	$–	$1,136	$175,352	$175,352
Assets purchased under reverse repurchase agreements and securities borrowed	$–	$21,936	$–	$39,625	$–	$61,561	$61,561
Loans
Retail	$–	$–	$–	$181,092	$–	$181,092	$181,092
Wholesale	–	4,047	–	72,755	–	76,802	76,802
Total loans	$–	$4,047	$–	$253,847	$–	$257,894	$257,894
Other
Derivatives (4)	$71,743	$–	$–	$–	$–	$71,743	$71,743
Other assets	–	233	–	27,500	–	27,733	27,733
Financial liabilities
Deposits
Personal	$–	$1,902	$–	$123,641	$–	$125,543	$125,543
Business and government	–	56,139	–	182,400	–	238,539	238,539
Bank	–	7,446	–	27,897	–	35,343	35,343
Total deposits	$–	$65,487	$–	$333,938	$–	$399,425	$399,425
Other
Obligations related to securities sold short	$43,264	$–	$–	$–	$–	$43,264	$43,264
Obligations related to assets sold under repurchase agreements and securities loaned	–	18,380	–	9,898	–	28,278	28,278
Derivatives	71,551	–	–	–	–	71,551	71,551
Other liabilities	–	–	–	37,026	–	37,026	37,026
Subordinated debentures	–	80	–	6,872	–	6,952	6,952
Trust capital securities	–	–	–	1,397	–	1,397	1,397
Preferred share liabilities	–	–	–	300	–	300	300

(1)	The fair value is not materially different than the carrying value.
(2)	Includes the nominal value of our Held-to-maturity investments which are carried at amortized cost.
(3)	Loan substitutes are classified as Available-for-sale securities.
(4)	Includes $114 million of bank-owned life insurance policies.

Royal Bank of Canada        Second Quarter 2008        45

Note 2: Fair values of financial instruments (continued)

	As at October 31, 2007
	Carrying value and fair value of			Carrying value	Fair value
	Financial instruments required to be classified as held-for- trading	Financial instruments designated as held-for- trading	Available-for-sale instruments measured at fair value	Loans and receivables and non-trading liabilities	Loans and receivables and non-trading liabilities	Available-for-sale instruments measured at cost (1)	Total carrying amount	Total fair value
Financial assets
Securities
Trading	$128,647	$18,838	$–	$–	$–	$–	$147,485	$147,485
Available-for-sale (2)	–	–	29,572	–	–	1,198	30,770	30,770
Total securities	$128,647	$18,838	$29,572	$–	$–	$1,198	$178,255	$178,255
Assets purchased under reverse repurchase agreements and securities borrowed	$–	$25,522	$–	$38,791	$38,791	$–	$64,313	$64,313
Loans
Retail	$–	$–	$–	$168,782	$168,375	$–	$168,782	$168,375
Wholesale	–	3,235	–	65,919	65,910	–	69,154	69,145
Total loans	$–	$3,235	$–	$234,701	$234,285	$–	$237,936	$237,520
Other
Derivatives (3)	$66,585	$–	$–	$–	$–	$–	$66,585	$66,585
Other assets	–	164	–	24,653	24,653	–	24,817	24,817
Financial liabilities
Deposits
Personal	$–	$851	$–	$115,706	$115,609	$–	$116,557	$116,460
Business and government	1,639	56,751	–	161,496	161,217	–	219,886	219,607
Bank	–	5,668	–	23,094	23,095	–	28,762	28,763
Total deposits	$1,639	$63,270	$–	$300,296	$299,921	$–	$365,205	$364,830
Other
Obligations related to securities sold short	$44,689	$–	$–	$–	$–	$–	$44,689	$44,689
Obligations related to assets sold under repurchase agreements and securities loaned	–	24,086	–	12,947	12,947	–	37,033	37,033
Derivatives	72,010	–	–	–	–	–	72,010	72,010
Other liabilities	–	–	–	36,232	36,262	–	36,232	36,262
Subordinated debentures	–	77	–	6,158	6,427	–	6,235	6,504
Trust capital securities	–	–	–	1,400	1,476	–	1,400	1,476
Preferred share liabilities	–	–	–	300	300	–	300	300

(1)	Includes the nominal value of our Held-to-maturity investments which are carried at amortized cost.
(2)	Loan substitutes are classified as Available-for-sale securities.
(3)	Includes $147 million of bank-owned life insurance policies.

The following table presents information on loans and receivables designated as held-for-trading using the fair value option, the maximum exposure to credit risk, the extent to which the risk is mitigated by credit derivatives and similar instruments, and changes in the fair value of these assets as at April 30, 2008 and October 31, 2007. We measure the change in the fair value of loans and receivables designated as held-for-trading due to changes in credit risk as the difference between the total change in the fair value of the instrument during the period and the change in fair value calculated using the appropriate risk-free yield curves.

	April 30, 2008
Loans and receivables designated as held-for-trading	Carrying amount of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2007 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2007	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$3,545	$3,545	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	21,936	21,936	–	–	–	–	–
Loans – Wholesale	4,047	4,101	(63)	(117)	1,170	17	27
Total	$29,528	$29,582	$(63)	$(117)	$1,170	$17	$27

(1)	The cumulative change is measured from the latter of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

46        Royal Bank of Canada        Second Quarter 2008

Note 2: Fair values of financial instruments (continued)

	October 31, 2007
Loans and receivables designated as held-for-trading	Carrying amount of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2006 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2006	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$4,821	$4,821	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	25,522	25,522	–	–	–	–	–
Loans – Wholesale	3,235	3,164	(42)	(21)	1,106	18	–
Total	$33,578	$33,507	$(42)	$(21)	$1,106	$18	$–

(1)	The cumulative change is measured from the latter of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

The following table presents the changes in the fair value of our financial liabilities designated as held-for-trading using the fair value option as well as their contractual maturity and carrying amounts. In order to determine the change during a quarter in the fair value of a financial liability that we have designated as held-for-trading, we calculate the present value of the instrument's contractual cash flows using rates as at the beginning of the quarter: first, using an observed discount rate that reflects RBC's credit spread and again, using a rate that excludes RBC's credit spread. We then compare the difference between those values to the difference between the same calculations using rates at the end of the period.

	April 30, 2008
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying amount	Difference between carrying amount and contractual maturity amount	Changes in fair value since November 1, 2007 attributable to changes in RBC credit spread	Cumulative change in fair value (1)
Term deposits
Personal	$1,981	$1,902	$(79)	$(8)	$(14)
Business and government	56,154	56,139	(15)	(167)	(241)
Bank	7,447	7,446	(1)	–	(1)
Total term deposits	$65,582	$65,487	$(95)	$(175)	$(256)
Obligations related to assets sold under repurchase agreements and securities loaned	$18,387	$18,380	$(7)	$–	$–
Subordinated debentures	97	80	(17)	(13)	(20)
Total	$84,066	$83,947	$(119)	$(188)	$(276)

(1)	The cumulative change attributable to changes in our credit spread is measured from the latter of November 1, 2006, or the initial recognition of the liabilities designated as held-for-trading.

	October 31, 2007
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying amount	Difference between carrying amount and contractual maturity amount	Changes in fair value since November 1, 2006 attributable to changes in RBC credit spread
Term deposits
Personal	$890	$851	$(39)	$(6)
Business and government	56,741	56,751	10	(74)
Bank	5,668	5,668	–	(1)
Total term deposits	$63,299	$63,270	$(29)	$(81)
Obligations related to assets sold under repurchase agreements and securities loaned	$24,087	$24,086	$(1)	$–
Subordinated debentures	82	77	(5)	(7)
Total	$87,468	$87,433	$(35)	$(88)

Royal Bank of Canada        Second Quarter 2008        47

Note 2: Fair values of financial instruments (continued)

The following table presents the contractual maturities of our demand, notice and term deposit liabilities. Included in “within 1 year” are deposits payable on demand and deposits payable after notice. Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal; these are primarily chequing accounts. Deposits payable after notice include all deposits for which we can legally require notice of withdrawal; these are primarily savings accounts.

Deposits

	As at
	April 30	October 31
	2008	2007
Within 1 year	$284,431	$308,708
1 to 2 years	10,893	17,484
2 to 3 years	17,613	15,290
3 to 4 years	11,527	9,501
4 to 5 years	17,981	8,552
Over 5 years	56,980	5,670
	$399,425	$365,205

Note 3: Unrealized gains and losses on Available-for-sale securities

The following table presents the gross unrealized gains and unrealized losses on Available-for-sale securities.

	As at
	April 30				October 31
	2008				2007
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value (1)
Canadian government debt
Federal	$10,507	$295	$–	$10,802	$7,732	$34	$(6)	$7,760
Provincial and municipal	318	8	–	326	279	–	(1)	278
U.S. government debt
Federal	25	1	–	26	–	–	–	–
State, municipal and agencies	4,073	26	(35)	4,064	3,582	14	(52)	3,544
Other OECD government debt (2)	1,083	4	–	1,087	819	1	(2)	818
Mortgage-backed securities	3,335	–	(434)	2,901	3,345	4	(89)	3,260
Asset-backed securities	1,957	1	(79)	1,879	1,812	2	(29)	1,785
Corporate debt and other debt	10,483	97	(88)	10,492	9,855	45	(101)	9,799
Equities	2,703	43	(135)	2,611	2,715	191	(32)	2,874
Loan substitute securities	656	–	(8)	648	656	–	(4)	652
	$35,140	$475	$(779)	$34,836	$30,795	$291	$(316)	$30,770

(1)	The comparative fair values have been revised from those previously presented; these revisions have no impact on our Consolidated Balance Sheets.
(2)	OECD stands for Organisation for Economic Co-operation and Development.

On a quarterly basis, and more frequently when conditions warrant, we evaluate Available-for-sale securities with unrealized losses to determine whether those unrealized losses are other-than-temporary. This determination is based on consideration of several factors including (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

As at April 30, 2008, we had unrealized losses of $434 million and $135 million on our investments in mortgage-backed securities and equities, respectively. Mortgage-backed securities were negatively impacted by spread widening and changes in interest rates. The unrealized losses for the mortgage-backed securities are related to non-agency, AAA-rated collateralized mortgage obligations with over-collateralization and excess spread to support the underlying credit of the bonds. Additionally, the short duration of these securities reduces the credit exposure. A substantial portion of the equities with unrealized losses are publicly traded Canadian bank shares which we hold as economic hedges and the remainder are equity investments in U.S. government agencies with minimal exposure to credit losses. Based on the aforementioned factors, we do not consider these securities to be other-than-temporarily impaired as at April 30, 2008.

The unrealized losses on the other securities we hold including asset-backed securities, government debt, corporate and other debt are primarily attributable to interest rate changes and widening credit spreads caused by the ongoing disruption in the financial markets, the weakening of the U.S. housing market, and the appreciation of the Canadian dollar against the U.S. dollar. However, based on the underlying credit of the issuers or the fact that some of these securities are over-collateralized, have excess spread to support the credit of the bonds, or are at least A-rated, we believe we will be able to recover the carrying values of these securities according to their contractual terms, which may be at maturity. Accordingly, we do not consider these securities to be other-than-temporarily impaired as at April 30, 2008.

We hold collateral, such as mortgages, and other credit enhancements, such as guarantees and credit derivatives, as security for certain of our Available-for-sale securities.

48        Royal Bank of Canada        Second Quarter 2008

Impairment loss recognized

If we determine that an impairment is other-than-temporary, the carrying value of the security is written down to fair value and a loss is recognized in net income. During the quarter ended April 30, 2008,

$101 million of impairment losses on Available-for-sale securities that we deemed to be other-than-temporary were recognized in net income (quarter ended January 31, 2008 – $28 million).

Note 4: Allowance for loan losses and impaired loans

Allowance for loan losses

	As at April 30						As at October 31
	2008						2007
	Balance at beginning of period	Write-offs	Recoveries	Provision for credit losses	Other adjustments (1)	Balance at end of period	Balance at end of period
Retail
Residential mortgages (2)	$17	$(1)	$–	$3	$ 1	$20	$15
Personal	113	(128)	19	110	–	114	96
Credit cards	–	(78)	13	66	(1)	–	–
Small business (3)	10	(12)	2	12	–	12	9
	$140	$(219)	$34	$191	$ –	$146	$120
Wholesale
Business (2), (4)	$286	$(83)	$6	$159	$ (4)	$364	$231
Sovereign (5)	–	–	–	–	–	–	–
Bank (6)	–	–	–	–	–	–	–
Specific allowances	$426	$(302)	$40	$350	$ (4)	$510	$351
General allowance (7)	1,244	–	–	(1)	57	1,300	1,221
Total allowance for credit losses	$1,670	$(302)	$40	$349	$ 53	$1,810	$1,572
Allowance for off-balance sheet and other items (8)	(79)	–	–	–	(1)	(80)	(79)
Total allowance for loan losses	$1,591	$(302)	$40	$349	$ 52	$1,730	$1,493

(1)	Primarily represents the translation impact of foreign currency-denominated allowance for loan losses. Included in the General allowance adjustment is $54 million related to the loans acquired in connection with the acquisition of Alabama National BanCorporation. Refer to Note 7.
(2)	The October 31, 2007, comparative numbers reflect a reclassification of $8 million in each of the allowance for credit losses and the provision for credit losses from the U.S. retail residential mortgage portfolio to the U.S. wholesale real estate and related portfolio.
(3)	Includes small business exposure managed on a pooled basis.
(4)	Includes small business exposure managed on an individual client basis. Includes $35 million (October 31, 2007 – $nil) of provisions related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper conduit programs.
(5)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(6)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(7)	Includes $80 million related to off-balance sheet and other items (October 31, 2007 – $79 million).
(8)	The allowance for off-balance sheet and other items is reported separately under Other liabilities.

A loan is considered past due when a counterparty has not made a payment by contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either (i) less than 90 days past due, or (ii) fully secured and collection efforts are reasonably expected to result in repayment. Credit card balances are written off when a payment is 180 days in arrears.

Loans past due but not impaired

	As at April 30, 2008
	1-29 days	30-89 days	90 days and greater	Total
Retail	$2,858	$1,124	$289	$4,271
Wholesale	1,201	330	7	1,538
Total	$4,059	$1,454	$296	$5,809

Impaired loans (1)

	As at
	April 30			October 31
	2008			2007
	Gross	Specific allowance	Net	Net
Retail
Residential mortgages (2)	$257	$(20)	$237	$165
Personal	227	(114)	113	93
Small business (3)	30	(12)	18	10
	$514	$(146)	$368	$268
Wholesale
Business (2), (4)	$1,476	$(364)	$1,112	$521
Sovereign (5)	–	–	–	–
Bank (6)	–	–	–	–
	$1,476	$(364)	$1,112	$521
Total	$1,990	$(510)	$1,480	$789

(1)	Average balance of gross impaired loans for the six months ended April 30, 2008, was $1,541 million (October 31, 2007 – $959 million).
(2)	The October 31, 2007, comparative numbers reflect a reclassification of $22 million from the U.S. retail residential mortgage portfolio to the U.S. wholesale real estate and related portfolio (gross impaired loans of $30 million, net of specific allowances of $8 million).
(3)	Includes small business exposure managed on a pooled basis.
(4)	Includes small business exposure managed on an individual client basis. Includes gross and net impaired loans of $172 million (October 31, 2007 – $nil) and $137 million (October 31, 2007 – $nil), respectively, related to loans extended under liquidity facilities drawn on by RBC-administered multi-seller asset-backed commercial paper conduit programs.
(5)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(6)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

Royal Bank of Canada        Second Quarter 2008        49

The principal collateral and other credit enhancements we hold as security for loans include (i) insurance, mortgages over residential lots and properties, (ii) recourse to business assets such as real estate, equipment, inventory and accounts receivable, (iii) recourse to the commercial real estate properties being financed, and (iv) recourse to liquid assets, guarantees and securities.

During the quarter ended April 30, 2008, we acquired $59 million of assets in respect of problem loans (quarter ended October 31, 2007 –$22 million). The related reduction in the Allowance for credit losses was $12 million (quarter ended October 31, 2007 – nominal).

Note 5: Securitizations

Securitization activity for the three months ended (1)

	April 30		January 31		April 30
	2008 (2)		2008 (3)		2007 (3)
	Credit card loans (4)	Canadian residential mortgage loans (5),(6)	Commercial mortgage loans (2)	Canadian residential mortgage loans (5),(6)	Commercial mortgage loans (2)	Canadian residential mortgage loans (5),(6)
Securitized and sold	$ 1,047	$ 1,800	$ 166	$ 1,250	$ 602	$ 1,583
Net cash proceeds received	1,000	1,800	156	1,240	606	1,582
Asset-backed securities purchased	46	–	9	–	–	–
Retained rights to future excess interest	7	70	–	33	–	35
Pre-tax (loss) gain on sale	6	70	(1)	23	4	34

(1)	We did not recognize an asset or a liability for our servicing rights with respect to the securitized loans as we received adequate compensation for our services.
(2)	We did not securitize any commercial mortgage loans during the quarter ended April 30, 2008. During the quarter ended January 31, 2008, the net cash proceeds received represent gross proceeds of $165 million less funds used to purchase notes of $9 million. The principal value of the notes was $10 million. We did not purchase any notes as part of our securitization activities for the quarter ended April 30, 2007.
(3)	We did not securitize any credit card loans during either of the quarters ended January 31, 2008 and April 30, 2007.
(4)	With respect to the securitization of credit card loans in the current period, the net cash proceeds received represent gross cash proceeds of $1,046 million less funds used to purchase notes issued by the trust with a principal value of $46 million.
(5)	Canadian insured residential mortgage loans securitized during the quarter through the creation of mortgage-backed securities and retained as at April 30, 2008 were $2,514 million (January 31, 2008 – $1,383 million, April 30, 2007 – $843 million). These securities are carried at fair value.
(6)	All Canadian residential mortgage loans securitized are insured.

Securitization activity for the six months ended (1)

	April 30			April 30
	2008			2007 (2)
	Credit card loans (3)	Commercial mortgage loans (4)	Canadian residential mortgage loans (5),(6)	Commercial mortgage loans (4)	Canadian residential mortgage loans (5),(6)
Securitized and sold	$ 1,047	$ 166	$ 3,050	$ 922	$ 3,021
Net cash proceeds received	1,000	156	3,040	932	3,009
Asset-backed securities purchased	46	9	–	–	–
Retained rights to future excess interest	7	–	103	–	77
Pre-tax (loss) gain on sale	6	(1)	93	10	65

(1)	We did not recognize an asset or a liability for our servicing rights with respect to the securitized loans as we received adequate compensation for our services.
(2)	We did not securitize any credit card loans during the six months ended April 30, 2007.
(3)	With respect to the securitization of credit card loans in the current period, the net cash proceeds received represent gross cash proceeds of $1,046 million less funds used to purchase notes issued by the trust with a principal value of $46 million.
(4)	During the six months ended April 30, 2008, the net cash proceeds received represent gross proceeds of $165 million less funds used to purchase notes of $9 million. The principal value of the notes was $10 million. We did not purchase any notes as part of our securitization activities for the six months ended April 30, 2007.
(5)	Canadian insured residential mortgage loans securitized during the six-month period through the creation of mortgage-backed securities and retained as at April 30, 2008, were $3,498 million (April 30, 2007 – $1,445 million). These securities are carried at fair value.
(6)	All Canadian residential mortgage loans securitized are insured.

The key assumptions used to value the retained interests at the date of securitization for activities during the quarter ended April 30, 2008, are summarized below.

Key assumptions (1), (2)

	Credit card loans	Canadian residential mortgage loans
		Variable rate	Fixed rate
Expected weighted average life of prepayable receivables (in years)	.25	5.39	4.11
Payment rate	35.38%	28.00%	14.34%
Excess spread, net of credit losses	3.89	.80	1.43
Expected credit losses	2.48	n.a.	n.a.
Discount rate	10.00%	3.69%	3.48%

(1)	All rates are annualized except the payment rate for credit card loans, which is monthly.
(2)	This analysis is not applicable for commercial mortgage loans securitizations as we have not retained rights to future excess spread in these transactions.
n.a.	not applicable

50        Royal Bank of Canada        Second Quarter 2008

In addition to the above securitization transactions, we sold US$14.81 million (C$14.92 million) of participation interests in commercial mortgages for multi-family properties to third-party investors at their principal amounts during the quarter. The gain on this sale was nominal. None were sold during the second quarter of 2007.

Note 6: Derivative financial instruments and hedging activities

The following table presents the fair values of the derivatives and non-derivative financial instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	As at April 30				As at October 31
	2008				2007
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
Derivatives and non-derivative financial instruments	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (1)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (1)
Financial assets
Derivative financial instruments (2)	$313	$649	$77	$ 70,704	$390	$268	$856	$ 65,071
Financial liabilities
Derivative financial instruments (2)	$932	$135	$135	$ 70,349	$206	$166	$5	$ 71,633
Non-derivative financial instruments (3)	–	423	4,892	n.a.	–	472	4,307	n.a.

(1)	Includes $114 million of bank-owned life insurance policies (October 31, 2007 – $147 million).
(2)	All derivative instruments are carried at fair value.
(3)	Non-derivative financial instruments are carried at amortized cost.
n.a.	not applicable

Hedge activities

	For the three months ended			For the three months ended					For the three months ended
	April 30, 2008			January 31, 2008					April 30, 2007
	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI		Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income		After-tax unrealized gains (losses) included in OCI
Fair value hedges
Ineffective portion	$ 10	$ n.a.	$ n.a.	$ (1)	$	n.a.	$	n.a.	$ (2)	$	n.a.	$	n.a.
Cash flow hedges
Ineffective portion	–	n.a.	n.a.	(7)		n.a.		n.a.	10		n.a.		n.a.
Effective portion	n.a.	n.a.	(144)	n.a.		n.a.		(323)	n.a.		n.a.		29
Reclassified to income during the period (1)	n.a.	25	n.a.	n.a.		(3)		n.a.	n.a.		(8)		n.a.
Net investment hedges
Foreign currency gains (losses)	n.a.	n.a.	55	n.a.		n.a.		1,010	n.a.		n.a.		(1,036)
(Losses) gains from hedges	n.a.	n.a.	(46)	n.a.		n.a.		(696)	n.a.		n.a.		652
	$ 10	$ 25	$ (135)	$ (8)		$(3)		$(9)	$ 8		$ (8)		$(355)

(1)	After-tax gains of $16 million were reclassified from AOCI for the three months ended April 30, 2008 (three months ended January 31, 2008 – losses of $2 million, three months ended April 30, 2007 – losses of $4 million).
n.a.	not applicable

Royal Bank of Canada        Second Quarter 2008        51

	For the six months ended			For the six months ended
	April 30, 2008			April 30, 2007
	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI
Fair value hedges
Ineffective portion	$ 9	$ n.a.	$ n.a.	$ (1)	$ n.a.	$ n.a.
Cash flow hedges
Ineffective portion	(7)	n.a.	n.a.	(1)	n.a.	n.a.
Effective portion	n.a.	n.a.	(467)	n.a.	n.a.	46
Reclassified to income during the period (1)	n.a.	22	n.a.	n.a.	(33)	n.a.
Net investment hedges
Foreign currency gains (losses)	n.a.	n.a.	1,065	n.a.	n.a.	(157)
(Losses) gains from hedges	n.a.	n.a.	(742)	n.a.	n.a.	29
	$ 2	$ 22	$ (144)	$ (2)	$ (33)	$ (82)

(1)	After-tax gains of $14 million were reclassified from AOCI for the six months ended April 30, 2008 (six months ended April 30, 2007 – losses of $21 million).
n.a.	not applicable

Impairment losses of $nil pertaining to counterparties’ credit risk on derivative assets were recognized during the quarter ended April 30, 2008 (quarter ended January 31, 2008 – $164 million).

Fair value of derivative instruments by term to maturity

	As at
	April 30				October 31
	2008				2007
	Less than 1 year	1 to 5 years	Over 5 years	Total	Total
Derivative assets (1), (2)	$18,533	$26,831	$26,407	$71,771	$65,568
Derivative liabilities (3)	18,890	27,054	24,586	70,530	71,422

(1)	Includes $114 million of bank-owned life insurance policies (October 31, 2007 – $147 million).
(2)	Excludes margin requirements of $(28) million (October 31, 2007 – $1,017 million).
(3)	Excludes market and credit valuation adjustments of $1,021 million (October 31, 2007 – $588 million).

Note 7: Significant acquisitions

U.S. & International Banking

On February 22, 2008, RBC Bancorporation (USA), formerly RBC Centura Banks, Inc., completed the acquisition of Birmingham-based Alabama National BanCorporation (ANB), parent of 10 subsidiary banks and other affiliated businesses in Alabama, Florida and Georgia. The purchase price allocation is preliminary and has not been finalized because the valuation of certain assets and liabilities has not been completed. Details of the preliminary purchase price allocation are as follows:

ANB
Acquisition date	February 22, 2008
Business segment	U.S. & International Banking
Percentage of shares acquired	100%
Purchase consideration in the currency of the transaction	Total cash payment of US$933 and approximately 16.4 million RBC shares valued at US$49.9067 each
Purchase consideration in Canadian dollar equivalent	C$1,774
Fair value of tangible assets acquired (1)	$ 7,520
Fair value of liabilities assumed	(7,087)
Fair value of identifiable net assets acquired	433

Core deposit intangibles (2)	71

Goodwill	1,270
Total purchase consideration	$ 1,774

(1)	Includes loans of approximately $140 million (US$139 million) that have been identified for sale.
(2)	Core deposit intangibles are amortized on a straight-line basis over an estimated average useful life of seven years.

In December 2007, we completed the acquisition of a 50% interest in Fidelity Merchant Bank & Trust Limited, the Bahamas-based wholly owned subsidiary of Fidelity Bank & Trust International Limited, to form a joint venture called Royal Fidelity Merchant Bank & Trust Limited. The acquisition is not material to U.S. & International Banking.

On October 2, 2007, we and the RBTT Financial Group (RBTT) announced an agreement to combine our Caribbean retail banking operations with RBTT’s through the acquisition of RBTT for a total purchase price of TT$13.8 billion (C$2.2 billion as at April 30, 2008).

RBTT is a Caribbean-owned banking and financial services group which offers a complete range of banking and financial intermediate services to customers in Trinidad and Tobago and the Caribbean. The acquisition, which was approved by RBTT shareholders in March 2008, is subject to customary closing conditions, including approval by the Trinidad and Tobago and other regulators. This transaction is expected to close during the third quarter of 2008.

52        Royal Bank of Canada        Second Quarter 2008

Wealth Management

On May 1, 2008, we completed the acquisition of Vancouver-based Phillips, Hager & North Investment Management Ltd. (PH&N) and issued approximately 20 million RBC common shares and 7 million exchangeable shares of a wholly owned subsidiary of RBC to PH&N shareholders. These exchangeable shares will be exchanged on a one-for-one basis for RBC common shares three years after closing in accordance with the purchase agreement.

On February 14, 2008, we announced the signing of a definitive merger agreement pursuant to which RBC Capital Markets Corporation, formerly RBC Dain Rauscher Inc., will acquire Washington D.C.-based Ferris, Baker Watts, Incorporated (FBW). The acquisition is subject to customary closing conditions, including the approval by U.S. and Canadian regulators and by FBW shareholders. This transaction is expected to be completed by the middle of 2008.

Note 8: Pension and other post-employment benefits

We offer a number of benefit plans which provide pension and other post-employment benefits to eligible employees. Expenses for these benefit plans are presented in the following table:

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2008	2008	2007	2008	2007
Pension benefit expense	$ 83	$ 86	$ 93	$ 169	$ 184
Other post-employment benefit expense	28	28	28	56	55

Note 9: Variable interest entities

Auction rate securities

In the first quarter of 2008, we purchased U.S. auction rate securities (ARS) in entities which funded their long-term investments in student loans by issuing short-term senior and subordinated notes. Principal and accrued interest on the student loans are largely guaranteed by U.S. government agencies. In our role as auction remarketing agent to these entities, we are under no legal obligation to purchase the notes issued by these entities in the auction process.

Certain of the entities from which we purchased the ARS are Variable Interest Entities (VIEs) under CICA Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15), for which we are considered the Primary Beneficiary. Total assets in these entities as at April 30, 2008 were $2.2 billion. These assets that support the obligations of the consolidated VIEs are reported on our Consolidated Balance Sheets primarily as follows: Cash and due from banks of $102 million, Retail loans of $2.0 billion which primarily consist of student loans, and Other assets of $77 million.

For the unconsolidated VIEs in which we have significant variable interests (excluding our significant variable interests in the Tender Option Bond (TOB) programs), total assets of the VIEs as at April 30, 2008 were $8.3 billion. Our maximum exposure to loss as at April 30, 2008, which comprises the associated ARS inventory, amounted to $2.7 billion as at April 30, 2008, and this amount is recognized in Trading securities.

In the second quarter of 2008, we sold approximately $1.0 billion of the ARS into TOB programs. Each TOB program consists of a credit enhancement (CE) trust and a TOB trust. Each ARS sold to the TOB program is supported by a letter of credit issued by us and is financed by the issuance of floating-rate certificates to short-term investors and a residual certificate to a single third-party investor. We are the remarketing agent for the floating-rate certificates and we provide liquidity facilities to each of the TOB programs to purchase any floating-rate certificates that have been tendered but not remarketed.

Both the CE and the TOB trusts are VIEs. We hold significant variable interests in these trusts through our liquidity facilities and letters of credit. However, we are not exposed to the majority of their variability and as a result, do not consolidate these trusts under AcG-15. As at April 30, 2008, total assets of these VIEs and our maximum exposure to loss as a result of our involvement with the VIEs were $1.0 billion and $1.1 billion, respectively. The liquidity facilities and letters of credit are included in our disclosure on guarantees in Note 14.

On April 30, 2008, we committed to sell $279 million of our ARS to an unaffiliated and unconsolidated VIE at fair market value. The purchase of the ARS by this VIE will be financed by a loan from us, and the loan will be secured by the ARS. We are the remarketing agent for the ARS. The sale transaction is expected to close in June 2008.

Note 10: Significant capital and funding transactions

Trust Capital Securities

On April 28, 2008, we issued $500 million of RBC Trust Capital Securities Series 2008-1 (RBC TruCS 2008-1), through our consolidated subsidiary RBC Capital Trust (Trust), a closed-end trust established under the laws of the Province of Ontario.

The issue was priced at $1,000 per RBC TruCS 2008-1 and will provide an indicated yield of 6.821%, paid semi-annually in an amount of $34.105 on the last day of June and December of each year until June 30, 2018, and floating distributions thereafter at the six-month Bankers’ Acceptance rate plus 350 basis points. The proceeds were used to fund the Trust’s acquisition of trust assets.

The holders of RBC TruCS 2008-1 do not have any conversion rights or any other redemption rights. As a result, upon consolidation of the Trust, RBC TruCS 2008-1 are classified as Non-controlling interest in subsidiaries.

The RBC TruCS 2008-1 may be redeemed on or after June 30, 2013, in whole (but not in part) without the consent of the holders and subject to the approval of the OSFI, for cash equivalent to (i) Early Redemption Price if the redemption occurs prior to June 30, 2018 or (ii) the

Redemption Price if the redemption occurs on or after June 30, 2018. The Redemption Price is an amount equal to $1,000 plus the unpaid indicated distribution thereon, if any. The Early Redemption Price is an amount equal to the greater of (i) the Redemption Price, and (ii) the RBC TruCS 2008-1 Canada Yield Price.

All of the RBC TruCS 2008-1 will be exchanged automatically, without the consent of the holders, for 40 of our non-cumulative redeemable Preferred Shares Series AI upon occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) the OSFI takes control of us; (iii) we have Tier 1 capital ratio of less than 5% or Total capital ratio of less than 8%; (iv) the OSFI has directed us to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction.

The RBC TruCS 2008-1 do not represent obligations of or interests in and are not guaranteed or insured by us, the Trust or any of our respective agents or affiliates. The RBC TruCS 2008-1 are not insured or guaranteed by the Canadian Deposit Insurance Corporation or any other governmental agency or instrumentality.

Royal Bank of Canada        Second Quarter 2008        53

Subordinated debentures

On March 11, 2008, we issued $1 billion of subordinated debentures (the Notes) through our Canadian Medium Term Note Program. The Notes bear interest at a fixed rate of 4.84% per annum, paid semi-annually, until March 11, 2013, and at the three-month Bankers’ Acceptance rate plus 2.00% thereafter until their maturity on March 11, 2018, paid quarterly. Proceeds were used for general banking purposes.

The Notes may be redeemed, in whole at any time, or in part from time to time, subject to the approval of the OSFI, on not less than 30 days and not more than 60 days notice to the registered holders. If the Notes are redeemed prior to March 11, 2013, the redemption price will be the greater of Canada Yield Price and par. The Canada Yield Price is the price which would provide a yield from the redemption date to March 11, 2013, equal to .425% plus the yield which a non-callable Government of Canada bond would carry from the redemption date to March 11, 2013. If the Notes are redeemed after March 11, 2013, they will be redeemed at par.

Other significant capital transactions

On April 29, 2008, we issued $212.5 million Non-Cumulative First Preferred Shares Series AH at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends in the amount of $.353125 per share to yield 5.65% annually. Subject to regulatory approval, on or after May 24, 2013, we may redeem these shares in whole or in part, at a declining premium.

On February 22, 2008, we issued approximately 16.4 million common shares as part of the consideration paid to acquire ANB. Refer to Note 7.

On January 22, 2008, we redeemed all outstanding 6.10% subordinated debentures due January 22, 2013, for 100% of their principal amount plus accrued interest to the redemption date.

Effective November 1, 2007, we renewed our Normal Course Issuer Bid for one year to purchase for cancellation up to 20 million of our common shares through the facilities of the Toronto Stock Exchange. During the quarter, we did not purchase common shares for cancellation. Since the renewal date, we have purchased 1.1 million common shares at an average cost of $49.50 per common share.

Note 11: Revenue from trading and selected non-trading financial instruments

Held-for-trading financial instruments

Total trading revenue includes both trading-related Net interest income and Trading revenue reported in Non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities and the amortization of premiums and discounts arising on their acquisition or issuance. Non-interest income include a $319 million decrease in the fair values of our net financial assets classified as held-for-trading for the quarter ended April 30, 2008 (quarters ended January 31, 2008 – increased by $321 million, April 30, 2007 – increased by $587 million).

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2008	2008	2007	2008	2007
Net interest income (expense)	$272	$95	$(31)	$367	$(182)
Non-interest (expense) income	(273)	366	575	93	1,378
Total	$(1)	$ 461	$544	$460	$1,196

Financial instruments designated as held-for-trading

During the quarter, net gains or losses representing net changes in the fair value of financial assets and financial liabilities designated as held-for-trading increased by $37 million (January 31, 2008 – increased by $144 million, April 30, 2007 – increased by $34 million).

Financial instruments measured at amortized cost

The following were recognized in Non-interest income during the quarter ended April 30, 2008:

•

Net fee income of $744 million, which does not form an integral part of the effective interest rate of financial assets and liabilities other than held-for-trading (quarter ended January 31, 2008 – $777 million).

•	Net fee income of $1,247 million arising from trust and other fiduciary activities (quarter ended January 31, 2008 – $1,333 million).
•	Nominal net gains and losses arising from financial instruments measured at amortized cost (quarter ended January 31, 2008 – nominal).

Note 12: Income taxes on components of Other comprehensive income

The income tax expense or benefit allocated to each component of Other comprehensive income is presented in the table below:

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2008	2008	2007	2008	2007
Net unrealized (losses) gains on available-for-sale securities	$(130)	$ 9	$3	$ (121)	$ 21
Reclassification of losses (gains) on available-for-sale securities to income	16	6	(3)	22	5
Net foreign currency translation (losses) gains from hedging activities	(51)	(335)	337	(386)	(15)
Net (losses) gains on derivatives designated as cash flow hedges	(69)	(156)	15	(225)	24
Reclassification of (gains) losses on derivatives designated as cash flow hedges to income	(9)	1	3	(8)	11
Total income taxes (recovery)	$(243)	$ (475)	$355	$ (718)	$ 46

54        Royal Bank of Canada        Second Quarter 2008

Note 13: Earnings per share

	For the three months ended			For the six months ended
	April 30	January 31	April 30	April 30	April 30
	2008	2008	2007	2008	2007
Basic earnings per share
Net income	$928	$1,245	$1,279	$2,173	$2,773
Preferred share dividends	(23)	(24)	(22)	(47)	(38)
Net income available to common shareholders	$905	$1,221	$1,257	$2,126	$2,735
Average number of common shares (in thousands)	1,287,245	1,273,862	1,272,212	1,280,616	1,273,419
Basic earnings per share	$.70	$.96	$.99	$1.66	$2.15
Diluted earnings per share
Net income available to common shareholders	$905	$1,221	$1,257	$2,126	$2,735
Average number of common shares (in thousands)	1,287,245	1,273,862	1,272,212	1,280,616	1,273,419
Stock options (1)	8,744	10,122	13,621	9,464	14,130
Issuable under other stock-based compensation plans	2,080	2,611	2,582	2,211	3,259
Average number of diluted common shares (in thousands)	1,298,069	1,286,595	1,288,415	1,292,291	1,290,808
Diluted earnings per share	$.70	$.95	$.98	$1.64	$2.12

(1)	The dilutive effect of stock options was calculated using the treasury stock method. For the three months ended April 30, 2008, we excluded from the calculation of diluted earnings per share 3,796,476 average options outstanding with an average exercise price of $53.96, as the exercise price of these options was greater than the average market price of our common shares (three months ended January 31, 2008 – 2,964,950 average options outstanding with an average exercise price of $54.25, three months ended April 30, 2007 – 22,179 average options outstanding with an exercise price of $57.90). For the six months ended April 30, 2008, we excluded from the calculation of diluted earnings per share 3,376,144 average options outstanding with an average exercise price of $54.09, as the exercise price of these options was greater than the average market price of our common shares (six months ended April 30, 2007 – 10,906 average options outstanding with an exercise price of $57.90).

Note 14: Guarantees and contingencies

Guarantees

In the normal course of our business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to CICA Accounting Guideline 14, Disclosure of Guarantees. The maximum potential amount of future payments represents the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

The following table summarizes significant guarantees that we have provided to third parties:

	As at
	April 30		October 31
	2008		2007
	Maximum potential amount of future payments	Carrying amount	Maximum potential amount of future payments	Carrying amount
Credit derivatives and written put options (1), (2)	$ 75,347	$3,708	$ 70,242	$2,657
Backstop liquidity facilities (3)	41,540	44	43,066	41
Stable value products (2), (4)	20,114	–	17,369	–
Financial standby letters of credit and performance guarantees (5)	19,872	71	16,661	57
Credit enhancements	4,628	25	4,814	30
Mortgage loans sold with recourse	47	–	230	–

(1)	The carrying amount is included in Other – Derivatives on our Consolidated Balance Sheets.
(2)	The notional amount of the contract approximates the maximum potential amount of future payments. The maximum potential future payments comprise $7.7 billion (October 31, 2007 – $7.0 billion) for bank-owned life insurance policies and $12.4 billion (October 31, 2007 – $10.4 billion) for Employee Retirement Income Security Act of 1974 (ERISA)-governed pension plans such as 401(k) plans.
(3)	Certain RBC-administered multi-seller asset-backed commercial paper conduit programs drew down certain of our backstop liquidity facilities. As at April 30, 2008, these loans totalled US$1,186 million (C$1,195 million) before the allowance for loan losses of US$35 million (C$35 million) and are included in Wholesale Loans – Business on our Consolidated Balance Sheets.
(4)	During the quarter, we recorded a provision of approximately $70 million in connection with the bank-owned life insurance policies stable value contracts. The provision reflects both the value of the assets in the underlying investment portfolios of the policies and our estimate of the probability of the policy holders surrendering their policies.
(5)	The carrying amount is included in Other – Other liabilities on our Consolidated Balance Sheets. Includes $1.1 billion maximum potential amount of future payments related to the ARS TOB programs and represents the higher of the notional amounts of the letters of credit and the liquidity facilities.

In addition to the above guarantees, we transact substantially all of our securities lending activities in which we act as an agent for the owners of securities through our joint venture, RBC Dexia Investor Services (RBC Dexia IS). As at April 30, 2008, RBC Dexia IS securities lending indemnifications totalled $66,640 million (October 31, 2007 – $63,462 million); we are exposed to 50% of this amount.

Refer to Note 27 of our 2007 audited Consolidated Financial Statements for further information on the above guarantees and a description of our obligations under certain indemnification agreements.

Restructuring of non-bank-sponsored asset-backed commercial paper (ABCP) conduits

In August 2007, certain non-bank-sponsored ABCP conduits in Canada faced various liquidity issues which ultimately led them to an agreed upon standstill process and discussions toward a longer term solution. As a result of negotiations amongst various parties, a proposed restructuring of the ABCP under the Companies Creditors Arrangement Act is currently being reviewed by the Ontario Superior Court (Court). One aspect of the restructuring involves a margin funding facility from a group of derivative counterparties, banks and others. RBC has been actively engaged in discussions related to the restructuring and has indicated its support for this margin funding facility, subject to the approval of the restructuring by the Court and the completion of certain other conditions. Upon the approval of the restructuring and the completion of these conditions, we anticipate that we will account for the margin funding facility as a loan commitment.

Royal Bank of Canada        Second Quarter 2008        55

Pledged assets

In the ordinary course of business, we pledge assets with terms and conditions that are usual and customary to our regular lending, borrowing and trading activities recorded on our Consolidated Balance Sheets. The following are examples of our general terms and conditions on pledged assets.

•	The risks and rewards of the pledged assets reside with the pledgor.
•	The pledged asset is returned to the pledgor when the necessary conditions have been satisfied.
•	The right of the pledgee to sell or repledge the asset is dependent on the specific agreement under which the collateral is pledged.
•	If there is no default, the pledgee must return the comparable asset to the pledgor upon satisfaction of the obligation.

The carrying values of assets pledged against liabilities are shown in the following tables:

	As at
	April 30	October 31
	2008	2007
Cash and due from banks	$1,130	$305
Interest-bearing deposits with banks	3,247	3,443
Loans	7,449	1,733
Securities	52,293	51,695
Assets purchased under reverse repurchase agreements	28,548	39,670
Other assets	134	1,052
	$92,801	$97,898

	As at
	April 30	October 31
	2008	2007
Assets pledged to:
Foreign governments and central banks	$2,070	$1,981
Clearing systems, payment systems and depositories	2,210	1,772
Assets pledged in relation to:
Securities borrowing and lending	24,197	34,801
Obligations related to securities sold under repurchase agreements	47,513	48,479
Derivative transactions	7,898	7,474
Covered bonds	5,164	–
Other	3,749	3,391
	$92,801	$97,898

Collateral

In the ordinary course of business, we enter into collateral agreements with terms and conditions that are usual and customary to our regular lending and borrowing activities recorded on our Consolidated Balance Sheets. The following are examples of our general terms and conditions on collateral assets that we may sell, pledge or repledge.

•	The risks and rewards of the pledged assets reside with the pledgor.
•	The pledged asset is returned to the pledgor when the necessary conditions have been satisfied.
•	The right of the pledgee to sell or repledge the asset is dependent on the specific agreement under which the collateral is pledged.
•	If there is no default, the pledgee must return the comparable asset to the pledgor upon satisfaction of the obligation.

As at April 30, 2008, the approximate market value of collateral that may be sold or repledged by us was $125 billion (October 31, 2007 – $122.4 billion). This collateral was received in connection with reverse repurchase agreements, securities borrowings and derivative transactions. Of this amount, $52.7 billion has been sold or repledged, generally as collateral under repurchase agreements or to cover short sales (October 31, 2007 – $56.5 billion).

Litigation

Enron Corp. (Enron) litigation

A purported class of purchasers of Enron publicly traded equity and debt securities between January 9, 1999 and November 27, 2001, named Royal Bank of Canada and certain related entities as defendants in an action entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). This case was consolidated with the lead action entitled Newby v. Enron Corp., which is the main consolidated purported Enron shareholder class action wherein similar claims have been made against numerous other financial institutions, law firms, accountants and certain current former officers and directors of Enron. In addition,

Royal Bank of Canada and certain related entities were named as defendants in several other Enron-related cases, which were filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank of Canada is also a third-party defendant in cases in which Enron’s accountants, Arthur Andersen LLP, filed claims against a number of third parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in these actions. During the fourth quarter of 2005, RBC established a litigation provision of $591 million (US $500 million) or $326 million after-tax (US$276 million) in regard to its Enron-related litigation exposure.

We review the status of these matters on an ongoing basis. Recent developments, including Supreme Court decisions in the United States which had the effect of requiring the plaintiffs in the Newby case to restate the basis of their claim, have caused us to reassess our likely range of potential loss. RBC believes that these developments significantly enhance our position in defending ourselves in regard to outstanding Enron-related litigation, and although there remains a wide range of possible outcomes, we believe that the top end of the range of potential loss has decreased significantly. Notwithstanding the important impact of these developments on our risk of exposure, management believes that before adjusting this provision it is appropriate to await further developments, including, among other things, developments in respect of the Newby claim, as the basis on which we would revise our estimate of a potential claim remains uncertain. We will continue to monitor ongoing developments and update our assessment as warranted. Additionally, we will continue to vigorously defend ourselves in these cases and will exercise our judgment in resolving them.

Other

Various other legal proceedings are pending that challenge certain of our practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

56        Royal Bank of Canada        Second Quarter 2008

Note 15: Results by business segment

Quarterly earnings

	Canadian Banking			Wealth Management			U.S. & International Banking
	Q2/08	Q1/08	Q2/07	Q2/08	Q1/08	Q2/07	Q2/08	Q1/08	Q2/07
Net interest income	$1,636	$1,687	$1,559	$113	$112	$104	$298	$248	$272
Non-interest income	1,451	1,561	1,521	877	841	904	266	237	221
Total revenue	3,087	3,248	3,080	990	953	1,008	564	485	493
Provision for (recovery of) credit losses	224	214	204	–	–	–	91	71	10
Insurance policyholder benefits, claims and acquisition expense	548	616	677	–	–	–	–	–	–
Non-interest expense	1,298	1,331	1,295	732	688	722	428	378	381
Net income (loss) before income taxes	1,017	1,087	904	258	265	286	45	36	102
Income taxes (recoveries)	309	325	286	76	84	92	5	3	32
Non-controlling interest	–	–	–	–	–	–	2	2	3
Net income (loss)	$708	$762	$618	$182	$181	$194	$38	$31	$67
Less: Preferred dividends	8	8	9	2	2	2	5	3	4
Net income (loss) available to common shareholders	$700	$754	$609	$180	$179	$192	$33	$28	$63
Total average assets (1)	$241,000	$237,400	$216,900	$18,200	$16,000	$16,400	$47,200	$40,200	$41,000

Quarterly earnings
	Capital Markets (2)			Corporate Support (2)			Total
	Q2/08	Q1/08	Q2/07	Q2/08	Q1/08	Q2/07	Q2/08	Q1/08	Q2/07
Net interest income	$451	$351	$169	$(259)	$(224)	$(215)	$2,239	$2,174	$1,889
Non-interest income	29	781	1,013	92	53	121	2,715	3,473	3,780
Total revenue	480	1,132	1,182	(167)	(171)	(94)	4,954	5,647	5,669
Provision for (recovery of) credit losses	58	28	(5)	(24)	(20)	(21)	349	293	188
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	548	616	677
Non-interest expense	546	734	754	(34)	(11)	(4)	2,970	3,120	3,148
Net income (loss) before income taxes	(124)	370	433	(109)	(140)	(69)	1,087	1,618	1,656
Income taxes (recoveries)	(123)	53	77	(111)	(122)	(134)	156	343	353
Non-controlling interest	(14)	13	6	15	15	15	3	30	24
Net income (loss)	$13	$304	$350	$(13)	$(33)	$50	$928	$1,245	$1,279
Less: Preferred dividends	5	5	5	3	6	2	23	24	22
Net income (loss) available to common shareholders	$8	$299	$345	$(16)	$(39)	$48	$905	$1,221	$1,257
Total average assets (1)	$351,400	$339,200	$310,200	$(3,000)	$(6,600)	$(5,800)	$654,800	$626,200	$578,700

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.
(2)	The results of Capital Markets are reported on a taxable equivalent basis (teb). Teb adjustments gross up Net interest income from certain tax-advantaged sources (Canadian taxable corporate dividends) to their effective tax equivalent value with the corresponding offset recorded in the provision for income taxes. The elimination of the teb gross-up amounts is included in Corporate Support. The teb adjustment for the quarter ended April 30, 2008, was $90 million (quarters ended January 31, 2008 – $132 million, April 30, 2007 – $66 million).

Six-month earnings

	Canadian Banking		Wealth Management		U.S. & International Banking
	Q2/08	Q2/07	Q2/08	Q2/07	Q2/08	Q2/07
Net interest income	$3,323	$3,106	$225	$212	$546	$529
Non-interest income	3,012	3,055	1,718	1,788	503	409
Total revenue	6,335	6,161	1,943	2,000	1,049	938
Provision for (recovery of) credit losses	438	386	–	–	162	20
Insurance policyholder benefits, claims and acquisition expense	1,164	1,193	–	–	–	–
Non-interest expense	2,629	2,570	1,420	1,424	806	729
Net income (loss) before income taxes	2,104	2,012	523	576	81	189
Income taxes (recoveries)	634	623	160	171	8	50
Non-controlling interest	–	–	–	–	4	5
Net income (loss)	$1,470	$1,389	$363	$405	$69	$134
Less: Preferred dividends	16	15	4	4	8	6
Net income (loss) available to common shareholders	$1,454	$1,374	$359	$401	$61	$128
Total average assets (1)	$239,200	$214,600	$17,100	$16,600	$43,600	$39,300

Royal Bank of Canada        Second Quarter 2008        57

Six-month earnings

	Capital Markets (2)		Corporate Support (2)		Total
	Q2/08	Q2/07	Q2/08	Q2/07	Q2/08	Q2/07
Net interest income	$802	$225	$(483)	$(333)	$4,413	$3,739
Non-interest income	810	2,187	145	189	6,188	7,628
Total revenue	1,612	2,412	(338)	(144)	10,601	11,367
Provision for (recovery of) credit losses	86	(13)	(44)	(43)	642	350
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	1,164	1,193
Non-interest expense	1,280	1,492	(45)	–	6,090	6,215
Net income (loss) before income taxes	246	933	(249)	(101)	2,705	3,609
Income taxes (recoveries)	(70)	173	(233)	(229)	499	788
Non-controlling interest	(1)	14	30	29	33	48
Net income (loss)	$317	$746	$(46)	$99	$2,173	$2,773
Less: Preferred dividends	10	9	9	4	47	38
Net income (loss) available to common shareholders	$307	$737	$(55)	$95	$2,126	$2,735
Total average assets (1)	$345,200	$303,800	$(4,800)	$(5,600)	$640,300	$568,700

(1)	Calculated using methods intended to approximate the average of the daily balances for the period.
(2)	The results of Capital Markets are reported on a taxable equivalent basis (teb). Teb adjustments gross up Net interest income from certain tax-advantaged sources (Canadian taxable corporate dividends) to their effective tax equivalent value with the corresponding offset recorded in the provision for income taxes. The elimination of the teb gross-up amounts is included in Corporate Support. The teb adjustment for the six months ended April 30, 2008, was $222 million (six months ended April 30, 2007 – $136 million).

New business segments effective third quarter 2008

Effective May 1, 2008, as announced on April 11, 2008, we created our Insurance segment, formerly a business under Canadian Banking, and renamed our U.S. & International Banking segment, International Banking. We will report our results based on these new business segments beginning in the third quarter of 2008.

Management reporting framework

Our management reporting framework is intended to measure the performance of each business segment as if it was a stand-alone business and reflect the way our business segments are managed. This approach is intended to ensure that our business segments’ results reflect all relevant revenue and expenses associated with the conduct of their business and depicts how management views their results. These items do not impact our consolidated results. Refer to Note 30 of our 2007 audited Consolidated Financial Statements for further information on the allocation of expenses between business segments.

Our assumptions and methodologies used in our management reporting framework are periodically reviewed by management to ensure they remain valid. The capital attribution methodologies involve a number of assumptions and estimates that are revised periodically.

During the second quarter of 2008, we transferred management oversight of our Wealth Management U.S. subprime and CDO AFS portfolio to Corporate Support, where we have greater expertise in managing these types of investments. Comparative results were not revised to reflect this management change given the insignificance of its impact on comparative periods.

Note 16: Nature and extent of risks arising from financial instruments

We are exposed to the following risks as a result of holding financial instruments: credit risk, market risk, liquidity and funding risk. The following is a description of those risks and how we manage our exposure to them.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Credit risk may arise directly from claims against a debtor or obligor, an issuer of securities or a policyholder through outstanding premiums, or indirectly from claims against a guarantor of credit obligation or a reinsurer on ceded insurance risk.

Risk measurement

Our credit risk portfolio is classified as wholesale and retail, and we employ different risk measurement processes for each portfolio. Credit risk rating systems are designed to assess and quantify the risk inherent in credit activities in an accurate and consistent manner. We use a two-dimensional rating system for both wholesale and retail credit exposures.

The wholesale credit risk rating system is designed to measure and identify the risk inherent in our credit activities in an accurate and consistent manner along two dimensions: borrower risk rating (BRR), which reflects an assessment of the credit quality of the obligor, and loss given default (LGD), which represents the portion of exposure at default expected to be lost when an obligor defaults.

Credit scoring is the primary risk rating system for assessing obligor and transaction risk for retail exposures. Retail portfolios are managed on a pooled basis, where each pool consists of exposures that possess similar homogeneous characteristics. The credit exposure of each pool is assessed along two dimensions: probability of default, which is an estimate of the probability that an obligor with a certain BRR will default within a one-year time horizon, and LGD.

Our gross credit risk exposure is categorized into Lending-related and other, and Trading-related. Lending-related and other credit risk exposure comprises outstanding loans and acceptances, undrawn commitments as well as other exposure, including contingent liabilities such as letters of credit and guarantees, and available-for-sale debt securities. For undrawn commitments and contingent liabilities, gross exposure represents an estimated portion of the contractual amount that is expected to be drawn upon the default of an obligor.

Trading-related credit risk exposure consists of repo-style transactions, which includes repurchase and reverse repurchase agreements and securities lending and borrowing transactions, as well as over-the-counter derivatives. For repurchase and reverse repurchase agreements, gross exposure represents the amount at which securities were initially sold or acquired. For securities lending and borrowing transactions, gross exposure is the amount at which securities were initially loaned or borrowed. For derivatives, the gross exposure amount represents the credit equivalent amount, which is defined as the replacement cost plus an add-on amount for potential future credit exposure as defined by the OSFI.

Credit quality performance

Refer to Note 4 for additional information on the credit quality performance of our loans.

58        Royal Bank of Canada        Second Quarter 2008

Note 16: Nature and extent of risks arising from financial instruments (continued)

Credit risk exposure by portfolio and sector

	As at
	April 30 2008
	Lending-related and other			Trading-related
	Loans and acceptances
	Outstanding	Undrawn commitments	Other (1)	Repo-style transactions (2)	Over-the- counter derivatives (3)	Total exposure (4)
Residential mortgages (5)	$116,495	$1	$–	$–	$–	$116,496
Personal	54,605	40,482	68	–	–	95,155
Credit cards	8,063	17,773	–	–	–	25,836
Small business (6)	2,639	2,803	48	–	–	5,490
Retail	$181,802	$61,059	$116	$–	$–	$242,977
Business (7)
Agriculture	$5,439	$360	$24	$–	$13	$5,836
Automotive	3,625	1,813	126	–	250	5,814
Consumer goods	5,801	2,129	429	–	426	8,785
Energy	6,876	8,305	2,498	1	1,981	19,661
Non-bank financial services	4,365	4,616	4,658	71,105	8,675	93,419
Forest products	1,294	447	112	8	31	1,892
Industrial products	4,010	2,151	314	–	153	6,628
Mining and metals	2,511	903	503	64	621	4,602
Real estate and related	21,091	3,971	1,305	148	259	26,774
Technology and media	2,773	2,768	618	–	696	6,855
Transportation and environment	3,180	1,821	542	–	184	5,727
Other	22,112	6,639	9,000	3,867	15,046	56,664
Sovereign (8)	2,024	2,541	7,865	3,188	15,022	30,640
Bank (9)	3,978	3,918	58,392	89,902	25,774	181,964
Wholesale	$89,079	$42,382	$86,386	$168,283	$69,131	$455,261
Total exposure	$270,881	$103,441	$86,502	$168,283	$69,131	$698,238

(1)	Includes contingent liabilities such as letters of credit and guarantees, and available-for-sale debt securities.
(2)	Includes repurchase and reverse repurchase agreements and securities borrowing and lending transactions.
(3)	After factoring in master netting agreements.
(4)	Total exposure represents exposure at default, which is the expected gross exposure upon the default of an obligor. This amount is before any specific allowances and does not reflect the impact of credit risk mitigation. Exposure under Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(5)	Includes certain synthetic mortgage securitizations.
(6)	Includes small business exposure managed on a pooled basis.
(7)	Includes small business exposure managed on an individual client basis.
(8)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(9)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

Credit derivatives

Credit derivatives are over-the-counter contracts that transfer credit risk related to an underlying financial instrument from one counterparty to another. We are exposed to counterparty credit risk when we purchase credit protection or the derivative has a positive fair value. Credit derivatives and the related credit risks are subjected to the same credit approval, limit and monitoring standards used for managing other transactions that create credit exposure. As with other derivatives, we use collateral and master netting agreements for managing counterparty credit risk.

We purchase and sell credit protection for both trading and other-than-trading purposes. Our trading activities are conducted in association with market-making, positioning and managing certain trading-related credit risk.

Trading credit derivatives

As at
April 30
2008
Notional amount	$384,697
Fair value (1)
Positive	11,245
Negative	9,781
Replacement cost (2)	3,865

(1)	Gross fair value before netting.
(2)	Replacement cost is after netting but before collateral.

We also purchase and sell credit derivatives for other-than-trading purposes in order to manage our overall credit portfolio. To mitigate industry sector concentrations and single-name exposures related to our credit portfolio, we purchase credit derivatives to transfer credit risk to third parties. We also sell credit protection in order to diversify our portfolio. The notional amount of other-than-trading credit derivatives represents the contract amount used as a reference point to calculate payments. Notional amounts are generally not exchanged by the counterparties, and do not reflect our exposure at default. None of these contracts are with monoline insurers nor related to U.S. subprime related assets.

Royal Bank of Canada        Second Quarter 2008        59

Note 16: Nature and extent of risks arising from financial instruments (continued)

Other-than-trading credit derivatives position (notional amount and fair value) (1)

As at
April 30
2008
Credit portfolio
Business
Automotive	$408
Energy	550
Non-bank financial services	484
Mining and metals	519
Real estate and related	186
Technology and media	18
Transportation and environment	234
Other	469
Sovereign (2)	348
Bank (3)	728
Net protection purchased	$3,944
Offsetting protection sold related to the same reference entity	20
Gross protection purchased	$3,964
Net protection sold (4)	$130
Offsetting protection purchased related to the same reference entity	20
Gross protection sold	$150
Gross protection purchased and sold (notional amount)	$4,114
Fair value (5)
Positive	$85
Negative	43

(1)	Comprises credit default swaps.
(2)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(3)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(4)	Protection sold as at April 30, 2008, is related to Business – Other.
(5)	Gross fair value before netting.

Objectives, policies and processes

Our credit risk management principles are guided by our overall risk management principles. The following committees are involved in the management of credit risks: Board of Directors and Conduct Review and Risk Policy Committee, Group Risk Committee, Policy Review Committee and Structured Transactions Oversight Committee. Working in combination, these committees approve credit risk limits, ensure that management has a framework, and policies, processes and procedures in place to manage credit risks and that the overall credit risk policies are complied with at the business and transaction level.

Our enterprise-wide credit risk policies set out the minimum requirements for the management of credit risk in a variety of transactional and portfolio management contexts. Our credit risk policies comprise the following six categories:

•	Credit Risk Assessment includes policies related to credit risk analysis, risk rating, risk scoring and trading credit.
•	Credit Risk Mitigation includes credit structuring, collateral and guarantees.
•	Credit Risk Approval includes credit risk limits and exceptions.
•	Credit Documentation focuses on documentation and administration.
•	Credit Review and Deterioration includes monitoring and review.
•	Credit Portfolio Management includes portfolio management and risk quantification.

Our credit risk policies, processes and methodologies have not changed materially from 2007.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, equity or commodity prices, and credit spreads. We are exposed to market risk in our trading activities and our asset/liability management activities. The level of market risk to which we are exposed varies depending on market conditions, expectations of future price and yield movements and the composition of our trading portfolio.

Trading market risk

We conduct trading activities over-the-counter and on exchanges in the spot, forward, futures and options markets, and we offer structured derivative transactions. Market risks associated with trading activities are a result of market-making, positioning, and sales and arbitrage activities in the interest rate, foreign exchange, equity, commodities and credit markets. Our trading operations primarily acts as a market maker, executing transactions that meet the financial requirements of our clients and transferring the market risks to the broad financial market. We also act as principal and take proprietary market risk positions within the authorized limits granted by the Board of Directors. The trading book, as defined by the OSFI, consists of cash and derivative positions that are held for short-term resale, taken on with the intent of benefiting in the short term from actual or expected differences between their buying and selling prices or to lock in arbitrage profits.

Trading market risk encompasses various risks associated with cash and related derivative products that are traded in interest rate, foreign exchange, equity, credit and commodity markets, and comprise:

•	Interest rate risk, which is the potential adverse impact on our earnings and economic value due to changes in interest rates.
•	Foreign exchange rate risk, which is the potential adverse impact on our earnings and economic value due to currency rate and precious metals price movements and volatilities.
•	Equity risk, which is the potential adverse impact on our earnings due to movements in individual equity prices or general movements in the level of the stock market.
•	Commodities risk, which is the potential adverse impact on our earnings and economic value due to commodities price movements and volatilities.
•	Credit spread risk, which is the general adverse impact on our earnings and economic value due to changes in the credit spreads associated with our holdings of instruments subject to credit risk.
•

Credit specific risk, which is the potential adverse impact on our earnings and economic value due to changes in the creditworthiness and default of issuers on our holdings in bonds and money market instruments, and those underlying credit derivatives.

60        Royal Bank of Canada        Second Quarter 2008

Note 16: Nature and extent of risks arising from financial instruments (continued)

Risk measurement

We use measurement tools such as Value-at-Risk (VaR), sensitivity analysis and stress testing in assessing global risk-return trends. VaR is a statistical technique that measures the worst-case loss expected over the period within a 99% confidence level. The breadth of our trading activity is designed to diversify market risk to any particular strategy, and to reduce trading revenue volatility. We measure VaR by major risk category on a discrete basis. We also measure and monitor the effects of correlation in the movements of interest rates, credit spreads, exchange rates, equity and commodity prices and highlight the benefit of diversification within our trading portfolio.

As with any modeled risk measure, there are certain limitations that arise from the assumptions used in VaR. Historical VaR assumes that the future will behave like the past. As a result, historical scenarios may not reflect the next market cycle. Furthermore, the use of a 10-day horizon VaR for risk measurement implies that positions could be unwound or hedged within 10 days but this may not be a realistic assumption if the market becomes largely or completely illiquid.

The majority of trading positions in foreign exchange, interest rate, equity, commodity and credit trading have capital calculated under an internal models approach while structured credit derivatives are calculated under the Standardized Approach as prescribed by the OSFI. Also calculated under the Standardized Approach for migration and default (specific) risk are a limited set of interest rate products. These products and risks are not included in our global VaR.

The following table shows our global VaR for total trading activities by major risk category and the diversification effect, which is calculated as the difference between the global VaR and the sum of the separate risk factor VaRs.

Global VaR

	April 30, 2008				January 31, 2008		October 31, 2007		April 30, 2007
	As at April 30	For the three months ended			As at January 31	For the three months ended	As at October 31	For the three months ended	As at April 30	For the three months ended

		High	Average	Low		Average		Average		Average
Equity	$ 18	$21	$14	$8	$ 11	$ 15	$ 8	$ 10	$9	$ 7
Foreign exchange	3	6	2	1	3	2	4	3	2	3
Commodities	4	6	3	1	2	2	2	1	1	1
Interest rate	24	32	26	22	20	21	20	19	21	19
Credit specific	6	9	7	5	6	5	3	4	4	3
Diversification	(26)	n.m.	(23)	n.m.	(20)	(21)	(19)	(16)	(12)	(11)
Global VaR	$ 29	$ 40	$ 29	$24	$ 22	$ 24	$ 18	$ 21	$ 25	$ 22

	April 30, 2008				April 30, 2007
	As at April 30	For the six months ended			As at April 30	For the six months ended

		High	Average	Low		Average
Equity	$18	$28	$14	$8	$9	$ 8
Foreign exchange	3	6	2	1	2	2
Commodities	4	6	2	1	1	1
Interest rate	24	32	24	17	21	18
Credit specific	6	9	6	4	4	3
Diversification	(26)	n.m.	(21)	n.m.	(12)	(12)
Global VaR	$29	$40	$27	$18	$25	$ 20

n.m.	not meaningful. The high and low VaRs for the risk factors as well as the global VaR generally occur at different dates in the period and the diversification benefit, defined as the sum of risk factor VaRs less global VaR, is not meaningful.

Objectives, policies and processes

Our market risk management framework is designed to ensure that our risks are appropriately diversified on a global basis. Oversight of market risk is provided by the Board of Directors through the Conduct Review and Risk Policy Committee (CR&RPC). Market risk limit approval authorities are established by the Board of Directors, upon recommendation of the CR&RPC, and delegated to senior management.

The independent oversight of trading market risk management activities is the responsibility of Group Risk Management (GRM)—Market and Trading Credit Risk. GRM establishes market risk policies and limits, develops quantitative techniques and analytical tools, vets trading models and systems, maintains the VaR and stress risk measurement systems, and provides enterprise risk reporting on trading activities. This group also provides independent oversight on trading activities, including the establishment and administration of trading operational limits, market risk and counterparty credit limit compliance, risk analytics, and the review and oversight of non-traditional or complex transactions.

Non-trading market risk (Asset/Liability management)

Traditional non-trading banking activities, such as deposit taking and lending, expose us to market risk, of which interest rate risk is the largest component. Our goal is to manage the interest rate risk of the non-trading balance sheet to a target level. We modify the risk profile of the balance sheet through hedging to achieve our target level. We continually monitor the effectiveness of our interest rate risk mitigation activity within Corporate Treasury on a value and earnings basis. For additional information regarding the use of the derivatives in asset and liability management, refer to Note 7 of our 2007 audited Consolidated Financial Statements.

Risk measurement

Our risk position is measured daily, weekly or monthly based on the size and complexity of the portfolio. Measurement of risk is based on rates charged to clients as well as funds transfer pricing rates. Key rate analysis is utilized as a primary tool for risk management as it provides us with an assessment of the sensitivity of the exposure of our economic value of equity to instantaneous changes in individual points on the yield curve.

The following table provides the potential before-tax impact of an immediate and sustained 100 bps increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management initiatives.

Royal Bank of Canada        Second Quarter 2008        61

Note 16: Nature and extent of risks arising from financial instruments (continued)

Market risk measures – Non-trading banking activities

	April 30 2008						January 31 2008		October 31 2007		April 30 2007
	Economic value of equity risk			Net interest income risk
	Canadian dollar impact	U.S. dollar impact (1)	All currencies	Canadian dollar impact	U.S. dollar impact (1)	All currencies	Economic value of equity risk	Net interest income risk	Economic value of equity risk	Net interest income risk	Economic value of equity risk	Net interest income risk
Before-tax impact of:
100bp increase in rates	$ (513)	$ (62)	$ (575)	$ (10)	$ 19	$ 9	$ (496)	$53	$ (440)	$54	$ (500)	$66
100bp decrease in rates	455	34	489	(9)	(16)	(25)	386	(87)	309	(111)	372	(123)
(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.

Objectives, policies and processes

Corporate Treasury is responsible for managing our enterprise-wide interest rate risk, monitoring approved limits and compliance with policies and operating standards. Our Asset and Liability Committee (ALCO) provides oversight to Corporate Treasury and reviews the policy developed by Corporate Treasury and provides recommendations to CR&RPC for approval. An Enterprise interest rate risk report is reviewed monthly by the ALCO, and quarterly by the Group Risk Committee and the Board of Directors.

Our interest rate risk policies define the management standards and acceptable limits within which risks to net interest income over a 12-month horizon, and the economic value of equity, are to be contained. These ranges are based on an immediate and sustained +/- 100 bps parallel shift of the yield curve. The limit for net interest income risk is 3% of projected net interest income, and for economic value of equity risk, the limit is 5% of projected common equity. Interest rate risk policies and limits are reviewed and approved annually by the Board of Directors.

Our overall market risk policies and procedures have not changed materially from 2007.

Liquidity and funding risks

Liquidity and funding risk is the risk that we may be unable to generate or obtain sufficient cash or its equivalent in a timely and cost-effective manner to meet our commitments as they come due.

Risk measurement

The assessment of our liquidity position reflects management’s estimates, assumptions and judgments pertaining to current and prospective firm-specific and market conditions and the related behaviour of our clients and counterparties. We measure and manage our liquidity position from three risk perspectives:

•

Structural liquidity risk, which addresses the risk due to mismatches in effective maturities between assets and liabilities, more specifically the risk of over-reliance on short-term liabilities to fund longer-term illiquid assets;

•

Tactical liquidity risk, which addresses our normal day-to-day funding requirements that are managed by imposing prudential limits on net fund outflows in Canadian dollar and foreign currencies for key short-term time horizons, as well as on our pledging activities that are subject to an enterprise-wide framework that assigns a risk-adjusted limit to our aggregate pledging exposure and individual limits by types of pledging activities; and

•	Contingent liquidity risk, which assesses the impact of and our intended responses to sudden stressful events.

Objectives, policies and processes

Our liquidity and funding management framework is designed to ensure that adequate sources of reliable and cost-effective cash or its equivalents are continually available to satisfy our current and prospective financial commitments under normal and contemplated stress conditions. To achieve this objective, we are dedicated to the preservation of the following key liquidity and funding risk mitigation strategies:

•	A large base of core client deposits;
•	Continual access to diversified sources of wholesale funding, including demonstrated capacities to monetize specific asset classes; and
•

A comprehensive and enterprise-wide liquidity contingency plan supported by an earmarked pool of unencumbered marketable securities (referred to as “contingency liquidity assets”) that provide assured access to cash in a crisis.

Our liquidity and funding management practices and processes reinforce these risk mitigation strategies by assigning prudential limits or targets to metrics associated with these activities and regularly measuring and monitoring various sources of liquidity risk under both normal and stressed market conditions. We monitor and manage our liquidity position on a consolidated basis and consider legal, regulatory, tax, operational and any other applicable restrictions when analyzing our ability to lend or borrow funds between branches, branches and subsidiaries, and subsidiaries.

The Board of Directors is responsible for oversight of our liquidity and funding management framework, which is developed and implemented by senior management.

•

The Audit Committee approves our liquidity and funding management framework, our pledging framework, and liquidity contingency plan and establishes broad liquidity risk tolerance levels, and the Board of Directors is informed on a periodic basis about our current and prospective liquidity condition.

•	The Group Risk Committee and the ALCO share management oversight responsibility for liquidity and funding policies and receive regular reports detailing compliance with key limits and guidelines.
•

Corporate Treasury has global responsibility for the development of liquidity and funding management policies, strategies and contingency plans and for recommending and monitoring limits within the framework.

•	Treasury departments of business segments and key subsidiaries execute transactions in line with liquidity management policies and strategies.
•

Subsidiaries are responsible for managing their own liquidity in compliance with policies and practices established under advice and counsel by Corporate Treasury and within governing regulatory requirements.

Our principal liquidity and funding policies are reviewed and approved annually by senior management committees and the Board of Directors. These broad policies establish risk tolerance parameters and authorize senior management committees or Corporate Treasury to approve more detailed policies and limits related to specific measures, businesses and products. These policies and procedures govern management, measurement and reporting requirements and define approved liquidity and funding limits.

Targets for our structural liquidity position are approved at least annually and monitored regularly. With respect to net short-term funding requirements, all limits are monitored regularly to ensure compliance. The prescribed treatment of cash flow assets and liabilities under varying conditions is reviewed periodically to determine if they remain valid or changes to assumptions and limits are required in light of internal and/or external developments.

62        Royal Bank of Canada        Second Quarter 2008

Note 16: Nature and extent of risks arising from financial instruments (continued)

There have been no material changes to our liquidity and funding management framework or levels of liquidity and funding risk since 2007.

Credit ratings

The following table presents our major credit ratings as at May 28, 2008.

As at May 28, 2008 (1)
	Short- term debt	Senior long- term debt	Outlook
Moody’s Investors Service	P-1	Aaa	stable
Standard & Poor’s	A-1+	AA-	stable
Fitch Ratings	F1+	AA	stable
DBRS	R-1(high)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold our securities as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

Contractual obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our short- and long-term liquidity. Depending on the nature of these commitments, the obligations may be recorded on- and off-balance sheet. The following table provides a summary of our primary future contractual funding commitments.

	April 30					October 31
	2008 (1)					2007 (1)
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total
Unsecured long-term funding	$16,201	$20,017	$13,305	$7,584	$57,107	$51,540
Covered bonds	–	–	3,145	1,966	5,111	–
Subordinated debentures	126	–	–	6,826	6,952	6,235
	$16,327	$20,017	$16,450	$16,376	$69,170	$57,775
(1)	Amounts represent principal only and exclude accrued interest.

Note 17: Capital management

We manage and monitor our capital from several perspectives, including regulatory capital, economic capital and subsidiary capital.

Regulatory capital and capital ratios

Capital levels for Canadian banks are regulated pursuant to guidelines issued by the OSFI, based on standards issued by the Bank for International Settlements. Regulatory capital is allocated to two tiers: Tier 1 and Tier 2. Tier 1 capital comprises the more permanent components of capital and consists primarily of common shareholders’ equity, non-cumulative preferred shares, the majority of which do not have conversion features into common shares, and the eligible amount of innovative capital instruments. In addition, goodwill and other items as prescribed by the OSFI are deducted from Tier 1 capital. Tier 2 capital consists mainly of subordinated debentures, trust subordinated notes, the eligible amount of innovative capital instruments that could not be included in Tier 1 capital, and an eligible portion of the total general allowance for credit losses, less deductions as prescribed by the OSFI. Total capital is defined as the sum of Tier 1 and Tier 2 capital.

Regulatory ratios are calculated by dividing Tier 1 and Total capital by risk-adjusted assets (RAA). The calculation of RAA is determined by the OSFI-prescribed rules relating to on-balance sheet and off-balance sheet exposures and includes an amount for the market risk exposure associated with our trading portfolios, as well as an amount for operational risk.

In addition, the OSFI formally establishes risk-based capital targets for deposit-taking institutions. These targets are currently a Tier 1 capital ratio of 7% and a Total capital ratio of 10%. In addition to the Tier 1 and Total capital ratios, Canadian banks are required to ensure that their assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed a maximum prescribed by the OSFI. As at April 30, 2008, our assets-to-capital multiple did not exceed the maximum allowed.

Effective November 1, 2007, the OSFI adopted new guidelines based on “International Convergence of Capital Measurement and Capital Standards: A Revised Framework – Comprehensive Version (June 2006),” known as Basel II, which introduced several changes from the predecessor framework, commonly referred to as Basel I. Our Tier 1 and Total regulatory capital and ratios for the quarter ended April 30, 2008, have been calculated using Basel II, which is required to be applied only on a prospective basis. The differences between Basel I and Basel II make it difficult to meaningfully compare the current period capital information and ratios to those as at October 31, 2007, therefore, we have omitted the comparative information.

Regulatory capital and capital ratios

	Basel II
	As at
	April 30 2008	January 31 2008
Capital
Tier 1 capital	$23,708	$23,564
Total capital	28,597	27,113
Risk-adjusted assets
Credit risk	199,523	188,483
Market risk	19,669	19,070
Operational risk	30,050	29,942
Total risk-adjusted assets	$249,242	$237,495
Transitional capital floor risk adjustment prescribed by the OSFI (1)	–	3,711
Total transitional risk-adjusted assets	$249,242	$241,206
Capital ratios
Tier 1 capital	9.5%	9.8%
Total capital	11.5%	11.2%
Assets-to-capital multiple (2)	20.1X	22.0X
(1)	Transitional adjustments as prescribed by the OSFI Capital Adequacy Requirements guideline section 1.7.
(2)	Effective the second quarter of 2008, the OSFI amended the treatment of the general allowance in the calculation of the Basel II Assets-to-capital multiple. Comparative multiples have not been revised.

Royal Bank of Canada        Second Quarter 2008        63

Note 18: Reconciliation of Canadian and United States generally accepted accounting principles

The Interim Consolidated Financial Statements are prepared in accordance with Subsection 308 of the Bank Act (Canada), which states that except as otherwise specified by the OSFI, the Interim Consolidated Financial Statements are to be prepared in accordance with Canadian GAAP. As required by the U.S. Securities and Exchange Commission (SEC), material differences between Canadian and United States GAAP are quantified below. For a complete discussion of Canadian and U.S. GAAP differences, refer to Note 31 of our 2007 audited Consolidated Financial Statements.

Condensed Consolidated Balance Sheets

	As at April 30 2008			As at October 31 2007			As at April 30 2007
	Canadian GAAP	Differences	U.S. GAAP	Canadian GAAP	Differences	U.S. GAAP	Canadian GAAP	Differences	U.S. GAAP
Assets

Cash and due from banks	$5,958	$(159)	$5,799	$4,226	$(78)	$4,148	$4,270	$(184)	$4,086
Interest-bearing deposits with banks	12,349	(6,903)	5,446	11,881	(4,436)	7,445	8,512	(4,892)	3,620

Securities
Trading	140,516	(8,671)	131,845	147,485	(5,348)	142,137	169,574	(11,792)	157,782
Available-for-sale	34,836	7,321	42,157	30,770	6,326	37,096	28,935	10,276	39,211
	175,352	(1,350)	174,002	178,255	978	179,233	198,509	(1,516)	196,993
Assets purchased under reverse repurchase agreements and securities borrowed	61,561	(2,652)	58,909	64,313	(2,263)	62,050	72,142	(2,324)	69,818
Loans (net of allowance for loan losses)	257,894	(1,550)	256,344	237,936	(2,188)	235,748	224,203	(840)	223,363
Other
Customers' liability under acceptances	11,257	–	11,257	11,786	–	11,786	9,944	–	9,944
Derivatives	71,743	(409)	71,334	66,585	(295)	66,290	45,692	(101)	45,591
Premises and equipment, net	2,643	(121)	2,522	2,131	(102)	2,029	1,993	(49)	1,944
Goodwill	6,165	(64)	6,101	4,752	(61)	4,691	5,098	(63)	5,035
Other intangibles	671	(170)	501	628	(180)	448	727	(192)	535
Reinsurance recoverables	–	1,169	1,169	–	1,140	1,140	–	1,199	1,199
Separate account assets	–	108	108	–	114	114	–	115	115
Other assets	21,878	32,681	54,559	17,853	30,590	48,443	17,986	24,210	42,196
	114,357	33,194	147,551	103,735	31,206	134,941	81,440	25,119	106,559
	$627,471	$20,580	$648,051	$600,346	$23,219	$623,565	$589,076	$15,363	$604,439

Liabilities and shareholders' equity

Deposits	$399,425	$(14,362)	$385,063	$365,205	$(12,276)	$352,929	$372,728	$(10,906)	$361,822
Other
Acceptances	11,257	–	11,257	11,786	–	11,786	9,944	–	9,944
Obligations related to securities sold short	43,264	137	43,401	44,689	829	45,518	48,377	1,213	49,590
Obligations related to assets sold under repurchase agreements and securities loaned	28,278	(1,190)	27,088	37,033	(1,290)	35,743	41,207	(1,263)	39,944
Derivatives	71,551	(446)	71,105	72,010	(312)	71,698	48,660	(126)	48,534
Insurance claims and policy benefit liabilities	7,556	2,689	10,245	7,283	2,530	9,813	7,864	2,427	10,291
Separate account liabilities	–	107	107	–	114	114	–	115	115
Other liabilities	29,479	33,805	63,284	28,483	33,712	62,195	26,222	23,340	49,562
	191,385	35,102	226,487	201,284	35,583	236,867	182,274	25,706	207,980
Subordinated debentures	6,952	18	6,970	6,235	6	6,241	6,809	–	6,809
Trust capital securities	1,397	(1,397)	–	1,400	(1,400)	–	1,379	(1,379)	–
Preferred share liabilities	300	(300)	–	300	(300)	–	297	(297)	–
Non-controlling interest in subsidiaries	2,024	1,396	3,420	1,483	1,405	2,888	1,508	1,382	2,890
Shareholders' equity	25,988	123	26,111	24,439	201	24,640	24,081	857	24,938
	$627,471	$20,580	$648,051	$600,346	$23,219	$623,565	$589,076	$15,363	$604,439

64        Royal Bank of Canada        Second Quarter 2008

Note 18: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Condensed Consolidated Statements of Income

	For the three months ended		For the six months ended
	April 30	April 30	April 30	April 30
	2008	2007	2008	2007
Net income, Canadian GAAP	$928	$1,279	$2,173	$2,773
Differences:
Net interest income
Derivative instruments and hedging activities	(3)	(4)	(4)	(7)
Joint ventures	(42)	(29)	(79)	(56)
Liabilities and equity	30	28	58	57
Non-interest income
Insurance accounting	(1)	(176)	(156)	(177)
Derivative instruments and hedging activities	(4)	(22)	(24)	(22)
Reclassification of securities and application of the fair value option	(77)	10	(51)	54
Variable interest entities	–	–	–	4
Limited partnerships	11	51	2	51
Joint ventures	(165)	(155)	(340)	(300)
Reclassification of foreign currency translation	(2)	(1)	(2)	(41)
Other	(4)	(9)	(9)	(18)
Provision for (recovery of) credit losses
Joint ventures	1	–	2	1
Other	–	–	(16)	–
Insurance policyholder benefits, claims and acquisition expense
Insurance accounting	(29)	148	96	137
Non-interest expense
Stock appreciation rights	(4)	5	(12)	14
Insurance accounting	17	17	33	35
Joint ventures	180	156	359	305
Variable interest entities	–	–	–	2
Other	4	9	9	18
Income taxes and net difference in income taxes due to the above items	52	20	92	20
Non-controlling interest in net income of subsidiaries
Variable interest entities	–	–	–	(6)
Joint ventures	1	2	2	2
Liabilities and equity	(26)	(25)	(51)	(50)
Net income, U.S. GAAP	$867	$1,304	$2,082	$2,796
Basic earnings per share (1)
Canadian GAAP	$.70	$.99	$1.66	$2.15
U.S. GAAP	$.65	$1.00	$1.58	$2.15

Diluted earnings per share (1)
Canadian GAAP	$.70	$.98	$1.64	$2.12
U.S. GAAP	$.65	$.99	$1.57	$2.13

(1)	The impact of calculating earnings per share using the two-class method reduced U.S. GAAP basic and diluted earnings per share for all periods presented by less than one cent.

Royal Bank of Canada        Second Quarter 2008        65

Note 18: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Condensed Consolidated Statements of Cash Flows

	For the three months ended		For the six months ended
	April 30 2008	April 30 2007	April 30 2008	April 30 2007
Cash flows from (used in) operating activities, Canadian GAAP	$5,995	$4,188	$(880)	$(9,333)
U.S. GAAP adjustment for net income	(61)	25	(91)	23
Adjustments to determine net cash (used in) from operating activities
Provision for credit losses	(1)	–	14	(1)
Depreciation	(7)	(6)	(14)	(11)
Future income taxes	54	(33)	60	(35)
Amortization of other intangibles	(7)	(6)	(13)	(12)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	142	(58)	159	(259)
Net change in accrued interest receivable and payable	(26)	40	–	293
Current income taxes	(102)	–	(85)	–
Derivative assets	227	(132)	114	818
Derivative liabilities	(274)	284	(134)	(438)
Trading securities	(906)	(3,047)	1,816	332
Reinsurance recoverable	(11)	11	(29)	(17)
Net change in brokers and dealers receivable and payable	3,083	1,262	(1,221)	(3,301)
Other	(115)	84	(676)	(551)
Net cash from (used in) operating activities, U.S. GAAP	7,991	2,612	(980)	(12,492)
Cash flows used in investing activities, Canadian GAAP	(4,446)	(10,016)	(28,975)	(25,121)
Change in interest-bearing deposits with banks	1,043	667	2,467	669
Change in loans, net of loan securitizations	(194)	99	(645)	729
Proceeds from sale of available-for-sale securities	(86)	–	(86)	–
Proceeds from maturity of available-for-sale securities	(148)	–	(148)	–
Purchases of available-for-sale securities	596	505	744	749
Net acquisitions of premises and equipment	14	(41)	33	(26)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(324)	(317)	389	176
Net cash used in investing activities, U.S. GAAP	(3,545)	(9,103)	(26,221)	(22,824)
Cash flows from financing activities, Canadian GAAP	207	6,322	31,459	34,323
Change in deposits	(11,219)	(4,895)	(40,430)	(25,354)
Change in deposits – Canada	13,325	3,548	14,452	3,677
Change in deposits – International	(3,063)	673	23,892	20,237
Sales of treasury shares	–	(1)	–	–
Purchase of treasury shares	–	(1)	–	(1)
Dividends paid	(3)	(4)	(6)	(8)
Change in obligations related to assets sold under repurchase agreements and securities loaned	423	256	100	(122)
Dividends/distributions paid by subsidiaries to non-controlling interests	–	–	(51)	(51)
Change in obligations related to securities sold short	(2,336)	1,055	(692)	2,401
Net cash (used in) from financing activities, U.S. GAAP	$(2,666)	$6,953	$28,724	$35,102
Effect of exchange rate changes on cash and due from banks	$15	$(102)	$128	$–
Net change in cash and due from banks	1,795	360	1,651	(214)
Cash and due from banks at beginning of period	$4,004	$3,726	$4,148	$4,300
Cash and due from banks at end of period, U.S. GAAP	$5,799	$4,086	$5,799	$4,086

Accumulated other comprehensive income (loss), net of income taxes

	As at
	April 30			October 31	April 30
	2008			2007	2007
	Canadian GAAP	Differences	U.S. GAAP
Transition adjustment	$(45)	$45	–	$–	$–
Unrealized (losses) gains on available-for-sale securities	(248)	179	(69)	68	224
Unrealized foreign currency translation losses, net of hedging activities	(2,886)	(11)	(2,897)	(3,211)	(2,128)
(Losses) gains on derivatives designated as cash flow hedges	(370)	(89)	(459)	20	16
Additional pension obligation	–	(541)	(541)	(541)	(62)
Accumulated other comprehensive income (loss), net of income taxes	$(3,549)	$(417)	$(3,966)	$(3,664)	$(1,950)

66        Royal Bank of Canada        Second Quarter 2008

Note 18: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Consolidated Statements of Comprehensive Income

	For the three months ended
	April 30			April 30
	2008			2007
	Canadian GAAP	Differences	U.S. GAAP
Net income	$ 928	$(61)	$867	$1,304
Other comprehensive income, net of taxes
Net unrealized (losses) gains on available-for-sale securities	(203)	(16)	(219)	19
Unrealized foreign currency translation gains (losses)	55	(14)	41	(1,036)
Reclassification of (gains) losses on foreign currency translation to income	(2)	2	–	–
Net foreign currency translation (losses) gains from hedging activities	(46)	–	(46)	652
Net (losses) gains on derivatives designated as cash flow hedges	(144)	–	(144)	29
Reclassification of (gains) losses on derivatives designated as cash flow hedges to income	(16)	1	(15)	4
Total comprehensive income	$ 572	$(88)	$484	$972
Income taxes (recovery) deducted from the above items:
Net unrealized (losses) gains on available-for-sale securities	$ (114)	$(13)	$(127)	$10
Net foreign currency translation (losses) gains from hedging activities	(51)	–	(51)	337
Net (losses) gains on derivatives designated as cash flow hedges	(69)	–	(69)	15
Reclassification of (gains) losses on derivatives designated as cash flow hedges to income	(9)	1	(8)	3
Total income taxes (recovery)	$ (243)	$(12)	$(255)	$365

	For the six months ended
	April 30			April 30
	2008			2007
	Canadian GAAP	Differences	U.S. GAAP
Net income	$2,173	$(91)	$2,082	$2,796
Other comprehensive income, net of taxes
Net unrealized (losses) gains on available-for-sale securities	(183)	46	(137)	33
Unrealized foreign currency translation gains (losses)	1,065	(9)	1,056	(157)
Reclassification of (gains) losses on foreign currency translation to income	(2)	2	–	–
Net foreign currency translation (losses) gains from hedging activities	(742)	–	(742)	29
Net (losses) gains on derivatives designated as cash flow hedges	(467)	–	(467)	47
Reclassification of (gains) losses on derivatives designated as cash flow hedges to income	(14)	2	(12)	21
Total comprehensive income	$1,830	$(50)	$1,780	$2,769
Income taxes (recovery) deducted from the above items:
Net unrealized (losses) gains on available-for-sale securities	$(99)	$12	$(87)	$17
Net foreign currency translation losses from hedging activities	(386)	–	(386)	(15)
Net (losses) gains on derivatives designated as cash flow hedges	(225)	–	(225)	24
Reclassification of (gains) losses on derivatives designated as cash flow hedges to income	(8)	2	(6)	11
Total income taxes (recovery)	$(718)	$14	$(704)	$37

Royal Bank of Canada        Second Quarter 2008        67

Note 18: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Material balance sheet reconciling items

The following tables present the increases or (decreases) in assets, liabilities and shareholders’ equity by material differences between Canadian and U.S. GAAP.

As at April 30, 2008
Assets
Cash and due from banks	$–	(159)	–	–	–	–	–	–	–	–	–	–	$(159)
Interest-bearing deposits with banks	$–	(6,903)	–	–	–	–	–	–	–	–	–	–	$(6,903)
Securities	$–	(797)	–	(831)	(231)	–	–	–	508	–	–	1	$(1,350)
Assets purchased under reverse repurchase agreements and securities borrowed	$–	(2,649)	–	(3)	–	–	–	–	–	–	–	–	$(2,652)
Loans	$–	(1,542)	–	(36)	–	–	–	–	–	–	–	28	$(1,550)
Other assets	$(2)	(4,669)	3,000	869	243	(19)	–	(202)	15,035	18,830	–	109	$33,194
Liabilities and shareholders’ equity
Deposits	$(5)	(14,365)	–	12	–	–	–	–	–	–	–	(4)	$(14,362)
Other liabilities	$–	(2,319)	2,797	(17)	–	(48)	(34)	339	15,543	18,830	–	11	$35,102
Subordinated debentures	$–	–	–	18	–	–	–	–	–	–	–	–	$18
Trust capital securities	$–	–	–	–	–	–	(1,397)	–	–	–	–	–	$(1,397)
Preferred share liabilities	$–	–	–	–	–	–	(300)	–	–	–	–	–	$(300)
Non-controlling interest in subsidiaries	$–	(35)	–	–	–	–	1,431	–	–	–	–	–	$1,396
Shareholders’ equity	$3	–	203	(14)	12	29	300	(541)	–	–	–	131	$123

As at October 31, 2007
Assets
Cash and due from banks	$–	(78)	–	–	–	–	–	–	–	–	–	–	$(78)
Interest-bearing deposits with banks	$–	(4,436)	–	–	–	–	–	–	–	–	–	–	$(4,436)
Securities	$–	(375)	–	(875)	(195)	–	–	–	2,422	–	–	1	$978
Assets purchased under reverse repurchase agreements and securities borrowed	$–	(2,262)	–	(1)	–	–	–	–	–	–	–	–	$(2,263)
Loans	$–	(2,931)	–	(18)	–	–	–	–	–	–	717	44	$(2,188)
Other assets	$(2)	(4,818)	2,967	873	220	(23)	–	(202)	13,995	18,106	–	90	$31,206
Liabilities and shareholders’ equity
Deposits	$(8)	(12,277)	–	13	–	–	–	–	–	–	–	(4)	$(12,276)
Other liabilities	$2	(2,594)	2,728	(14)	–	(60)	(34)	339	16,417	18,106	717	(24)	$35,583
Subordinated debentures	$–	–	–	6	–	–	–	–	–	–	–	–	$6
Trust capital securities	$–	–	–	–	–	–	(1,400)	–	–	–	–	–	$(1,400)
Preferred share liabilities	$–	–	–	–	–	–	(300)	–	–	–	–	–	$(300)
Non-controlling interest in subsidiaries	$–	(29)	–	–	–	–	1,434	–	–	–	–	–	$1,405
Shareholders’ equity	$4	–	239	(26)	25	37	300	(541)	–	–	–	163	$201

As at April 30, 2007
Assets
Cash and due from banks	$–	(184)	–	–	–	–	–	–	–	–	–	–	$(184)
Interest-bearing deposits with banks	$–	(4,892)	–	–	–	–	–	–	–	–	–	–	$(4,892)
Securities	$–	(458)	–	–	(219)	–	–	–	(840)	–	–	1	$(1,516)
Assets purchased under reverse repurchase agreements and securities borrowed	$–	(2,324)	–	–	–	–	–	–	–	–	–	–	$(2,324)
Loans	$–	(1,716)	–	(19)	–	–	–	–	–	–	843	52	$(840)
Other assets	$8	(3,524)	2,875	4	238	(25)	–	(25)	7,553	17,925	–	90	$25,119
Liabilities and shareholders’ equity
Deposits	$23	(10,942)	–	17	–	–	–	–	–	–	–	(4)	$(10,906)
Other liabilities	$(83)	(2,125)	2,542	(25)	–	(66)	(34)	37	6,713	17,925	843	(21)	$25,706
Subordinated debentures	$–	–	–	–	–	–	–	–	–	–	–	–	$–
Trust capital securities	$–	–	–	–	–	–	(1,379)	–	–	–	–	–	$(1,379)
Preferred share liabilities	$–	–	–	–	–	–	(297)	–	–	–	–	–	$(297)
Non-controlling interest in subsidiaries	$–	(31)	–	–	–	–	1,413	–	–	–	–	–	$1,382
Shareholders’ equity	$68	–	333	(7)	19	41	297	(62)	–	–	–	168	$857

68        Royal Bank of Canada        Second Quarter 2008

Note 18: Reconciliation of Canadian and United States generally accepted accounting principles (continued)

Securities

The following table represents the duration of the unrealized losses on our Available-for-sale securities. Refer to Note 3 for the reasons why these securities are considered to be not other-than-temporarily impaired as at April 30, 2008. The gross unrealized losses of the Available-for-sale securities under U.S. GAAP are higher than those under Canadian GAAP as disclosed in Note 3 primarily because certain of these securities were designated as held-for-trading under Canadian GAAP using the fair value option. Refer to Item 6 in the “Material differences between Canadian and U.S. GAAP” section of Note 31 to our 2007 audited Consolidated Financial Statements.

Fair value and unrealized losses position for Available-for-sale securities

	As at April 30 2008
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Canadian government debt
Federal	$324	$1	$13	$–	$337	$1
Provincial and municipal	70	2	16	–	86	2
U.S. government debt
Federal	–	–	8	–	8	–
State, municipal and agencies	685	27	1,325	14	2,010	41
Other OECD government debt	401	1	50	–	451	1
Mortgage-backed securities	1,466	246	1,830	236	3,296	482
Asset-backed securities	1,439	42	449	43	1,888	85
Corporate debt and other debt	2,051	125	1,496	79	3,547	204
Equities	711	116	70	19	781	135
Total temporarily impaired schedules	$7,147	$560	$5,257	$391	$12,404	$951

Significant accounting changes

Guidance on accounting for income taxes

On November 1, 2007, we adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 provides specific guidance on the recognition, de-recognition, measurement and disclosure of income tax positions in financial statements, including the accrual of related interest and penalties.

Under FIN 48, income tax benefits are recognized and measured based on a two-step model: (i) a tax position must be more-likely-than-not of being sustained where “more-likely-than-not” means a likelihood of more than 50%, and (ii) the benefit is measured as the dollar amount of the position that is more-likely-than-not of being realized upon ultimate settlement with a taxing authority. The difference between the tax benefit recognized in accordance with the FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB).

As at November 1, 2007, the balance of our UTBs, excluding any related accrual for interest, was $635 million, of which $627 million, if recognized, would affect our effective tax rate. There was a $78 million net increase in the UTB balance, excluding any related accrual for interest, during the first six months of 2008. It is difficult to project how unrecognized tax benefits will change over the next 12 months.

Under FIN 48, we continue our policy of accruing income-tax-related interest and penalties within income tax expense. As at November 1, 2007, our accrual for interest and penalties that relate to income taxes was not significant nor was the change in the accrual during the first six months of 2008. The adoption of FIN 48 had no material impact on our retained earnings or goodwill as at November 1, 2007.

RBC and its subsidiaries are subject to Canadian federal and provincial income tax, United States federal, state and local income tax, and income tax in other foreign jurisdictions. The following are the major tax jurisdictions in which RBC and its subsidiaries operate and the earliest tax year subject to examination:

Jurisdiction	Tax Year
Canada	2003
United States	1998
United Kingdom	2005

Accounting for deferred acquisition costs for insurance operations

On November 1, 2007, we adopted Statement of Position (SOP) 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts (SOP 05-1). SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs by the exchange of a contract for a new contract, by amendment or endorsement, rider to a contract, or by the election of a feature or coverage within a contract. A replacement contract that is substantially changed from the replaced contract is accounted for as an extinguishment of the replaced contract, resulting in the unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts being expensed. The adoption of this standard did not materially impact our consolidated financial position and results of operations.

Guidance for written loan commitments recorded at fair value through earnings

On November 5, 2007, the SEC issued Staff Accounting Bulletin No. 109, Written Loan Commitments Recorded at Fair Value Through Earnings (SAB 109). It requires that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. In addition, internally developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment. SAB 109 was effective for us on February 1, 2008. The impact of adopting this SAB was not material to our consolidated financial position and results of operations.

Accounting for a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction

On November 1, 2007, we adopted FASB Staff Position FAS 13-2,

Royal Bank of Canada        Second Quarter 2008        69

Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction (FSP FAS 13-2), which addresses the accounting for a change or projected change in the timing of cash flows relating to income taxes generated by leveraged lease transactions. The principal provision of FSP FAS 13-2 is the requirement that a lessor recalculate the recognition of lease income when there is a change in the estimated timing of the cash flows relating to income taxes generated by such leveraged leases even if the total amount of income tax cash flow is not affected. The adoption of FSP FAS 13-2 resulted in a decrease to the opening balance of retained earnings as of November 1, 2007, by $21 million, net of tax, which represents a cumulative effect of a change in accounting principle, with a corresponding offset decreasing the net investment in leveraged leases. The charge to retained earnings will be recognized as a component of net income over the remaining lives of the respective leases.

If new information becomes available in the future causing a change in assumptions relating to the amount and timing of income tax cash flows, we will then be required to perform another recalculation. The effect will be reported in the results of our operations, and could, depending on the assumption that changed, result in either an increase or decrease to the net investment in the leases.

Future accounting changes

Framework on fair value measurement

The FASB issued FASB Statement No. 157, Fair Value Measurements (FAS 157), Staff Position FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 and Staff Position FAS 157-2, Effective Date of FASB Statement No. 157 on September 15, 2006, February 14, 2008 and February 12, 2008, respectively. FAS 157 establishes a framework for measuring fair value in U.S. GAAP, and is applicable to other accounting pronouncements where fair value is considered to be the relevant measurement attribute. FAS 157 also expands disclosures about fair value measurements. FAS 157 will be effective for us on November 1, 2008 except for certain non-financial assets and non-financial liabilities which will be effective on November 1, 2009.

Fair value option for financial assets and liabilities

On February 15, 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Liabilities (FAS 159). FAS 159 provides an entity the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied. FAS 159 will be effective for us on November 1, 2008.

Offsetting of amounts related to certain contracts

On April 30, 2007, the FASB issued a Staff Position FIN 39-1, Amendment of FASB Interpretation No. 39 (FSP FIN 39-1), which amends certain aspects of FIN 39, Offsetting of Amounts Related to Certain Contracts, to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting agreement. FSP FIN 39-1 will be effective for us on November 1, 2008.

Income tax benefits of dividends on share-based payment awards

At the June 27, 2007 meeting, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on Issue 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (EITF 06-11), on realized tax benefits on dividend payments related to certain shared-based payment arrangements which can be treated as deductible compensation expense for income tax purposes. Under EITF 06-11, a realized tax benefit from dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified non-vested equity shares, non-vested equity share units, and outstanding share options should be recognized as an increase to additional paid-in capital (APIC). Those tax benefits are considered excess tax benefits ("windfall") under FAS 123(R). The EITF also reached a final consensus that if an entity's estimate of forfeitures increases (resulting in compensation expense), the amount of associated tax benefits that are reclassified from APIC to the income statement should be limited to the entity's pool of excess tax benefits. This EITF will be effective for us on November 1, 2008.

Business combinations

In December 2007, the FASB issued Statement No. 141 (revised 2007), Business Combinations (FAS 141(R)), which replaces Statement No. 141, Business Combinations (FAS 141). FAS 141(R), which will be effective for us on November 1, 2009, improves the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial reports about a business combination and its effects. FAS 141(R) retains the fundamental requirements in FAS 141, being the requirement to use the acquisition method of accounting for all business combinations and the identification of an acquirer for each business combination. Significant changes in FAS 141(R) are as follows:

•	More assets acquired and liabilities assumed to be measured at fair value as of the acquisition date;
•	Liabilities related to contingent consideration to be remeasured at fair value and each subsequent reporting period;
•	An acquirer to expense acquisition-related costs;
•	Non-controlling interest in subsidiaries initially to be measured at fair value and classified as a separate component of equity.

Non-controlling interest

In December 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (FAS 160). FAS 160, which will be effective for us on November 1, 2009, improves the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial reports related to an entity’s non-controlling interests. Significant requirements of FAS 160 include:

•	Ownership interests in subsidiaries held by parties other than the parent to be presented clearly in equity, but separately from the parent’s equity;
•	The amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the consolidated statement of income;
•	After control is obtained, a change in ownership interests that does not result in a loss of control should be accounted for as an equity transaction; and
•

A change in ownership of a consolidated subsidiary that results in a loss of control and deconsolidation will trigger recognition of a gain or loss and any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value.

Derivatives and hedging activities

In March 2008, the FASB issued Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (FAS 161). FAS 161 enhances disclosures for derivative instruments and hedging activities and their effects on an entity’s financial position, financial performance and cash flows. Under FAS 161, an entity is required to disclose the objectives for using derivative instruments in terms of underlying risk and accounting designation; the fair values, gains and losses of derivatives; as well as credit-risk-related contingent features in derivative agreements. FAS 161 will be effective for us on February 1, 2009.

Convertible debt instruments

In May 2008, the FASB issued Staff Position APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (FSP APB 14-1). FSB APB 14-1 clarifies that issuers of convertible debt instruments should separately account for the liability and equity components in order to properly reflect the entity’s borrowing rate that would be applied to a nonconvertible debt instrument. FSP APB 141-1 will be effective for us on November 1, 2009.

We are currently assessing the impact of adopting these standards on our consolidated financial position and results of operations.

70        Royal Bank of Canada        Second Quarter 2008

Note 19: Subsequent events

Significant capital transaction

On May 29, 2008, we announced our intention to redeem all of our issued and outstanding $300 million 4.70% Non-Cumulative First

Preferred Shares N for cash at a price of $25 per share. The redemption is expected to be completed on August 22, 2008.

Royal Bank of Canada        Second Quarter 2008        71

Shareholder information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario, Canada

M5J 2J5

Tel: (416) 974-5151

Fax: (416) 955-7800

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario

Canada M5J 2J5

website: rbc.com

Transfer Agent

and Registrar

Main Agent

Computershare Trust

Company of Canada

1500 University Street

Suite 700

Montreal, Quebec

Canada H3A 3S8

Tel: (514) 982-7555 or

1-866-586-7635

Fax: (514) 982-7635

website:

computershare.com

Co-Transfer Agent (U.S.)

Computershare

Trust Company, N.A.

350 Indiana Street, Suite 800

Golden, Colorado, U.S.A. 80401

Tel: 1-800-962-4284

Co-Transfer Agent

(United Kingdom)

Computershare Investor Services PLC

Securities Services – Registrars

P.O. Box No. 82, The Pavilions,

Bridgwater Road,

Bristol BS99 7NH

England

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock Exchange

(TSX)

U.S. – New York Stock Exchange

(NYSE)

Switzerland – Swiss Exchange

(SWX)

All preferred shares are listed

on the Toronto Stock Exchange.

Valuation Day price

For capital gains purposes, the Valuation Day (December 22, 1971) cost base for our common shares is $7.38 per share. This amount has been adjusted to reflect the two-for- one share split of March 1981 and the two-for-one share split of February 1990. The one-for-one share dividends paid in October 2000 and April 2006 did not affect the Valuation Day value for our common shares.

Shareholder contacts

For information about stock transfers, address changes, dividends, lost stock certificates, tax forms, estate transfers, contact: Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario, Canada M5J 2Y1

Tel: (514) 982-7555 or

1-866-586-7635

For other shareholder inquiries, contact: Shareholder Relations

Royal Bank of Canada

200 Bay Street

9th Floor, South Tower

Toronto, Ontario

Canada M5J 2J5

Tel: (416) 955-7806

Fax: (416) 974-3535

For financial information inquiries,

contact: Investor Relations

Royal Bank of Canada

200 Bay Street

14th Floor, South Tower

Toronto, Ontario

Canada M5J 2J5

Tel: (416) 955-7802

Fax: (416) 955-7800

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and the U.S. may have their dividends deposited by electronic funds transfer. To arrange for this service, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada.

Dividend Reinvestment Plan

Our Dividend Reinvestment Plan provides our registered common shareholders residing in Canada and the U.S. with the means to purchase additional RBC common shares through the automatic reinvestment of their cash dividends.

For more information on participation in the Dividend Reinvestment Plan, please contact the Plan Agent:

Computershare Trust Company

of Canada

Attn: Dividend Reinvestment Dept.

100 University Avenue, 9th Floor

Toronto, Ontario, Canada M5J 2Y1

Tel: 1-866-586-7635 (Canada

and U.S.) or (514) 982-7555

Fax: (416) 263-9394 or

1-888-453-0330

e-mail:

service@computershare.com

Eligible Dividend Designation

For purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our common and preferred shares after December 31, 2005, are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Common share repurchases

We are engaged in a Normal Course Issuer Bid through the facilities of the Toronto Stock Exchange. During the one-year period commencing November 1, 2007, we may repurchase up to 20 million common shares in the open market at market prices. We determine the amount and timing of the purchases.

A copy of our Notice of Intention to file a Normal Course Issuer Bid may be obtained, without charge, by contacting our Secretary at our Toronto mailing address.

2008 Quarterly earnings

release dates

First quarter	February 29
Second quarter	May 29
Third quarter	August 28
Fourth quarter	December 5

Dividend dates for 2008 Subject to approval by the Board of Directors
	Record dates	Payment dates
Common and preferred	January 24	February 22
shares series N, W, AA,	April 24	May 23
AB, AC, AD, AE,	July 24	August 22
AF and AG	October 27	November 24
Preferred shares	July 24	August 22
series AH	October 27	November 24

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references in this report to shareholders to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA, RBC and RBC TruCS, which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or its subsidiaries under license. All other trademarks mentioned in this report, which are not the property of Royal Bank of Canada, are owned by their respective holders. RBC Dexia IS and affiliated RBC Dexia IS companies are licensed users of the RBC trademark.